82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

[redacted]

02031228

REGISTRANT'S NAME Giordano Int'l Ltd

*CURRENT ADDRESS ______

**FORMER NAME ______

PROCESSED
APR 25 2002
THOMSON
P FINANCIAL

**NEW ADDRESS ______

FILE NO. 82- 3780 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 4/15/02

GIORDANO INTERNATIONAL LIMITED

File No. 82-3780

Annual Report | 2001 | 年報

AR/S
12-31-01

02 APR -8 AM 8:5

晶質 Quality



GIORDANO

佐丹奴國際有限公司
GIORDANO INTERNATIONAL LIMITED

Contents

財務摘要　FINANCIAL HIGHLIGHTS

(以百萬港元為單位)	(In HK$ millions)
經營業績	**OPERATING RESULTS**
營業額	Turnover
經營溢利	Operating profit
股東應佔溢利	Profit attributable to shareholders
資產負債表	**BALANCE SHEET**
現金及銀行結存減銀行貸款及透支	Cash and bank balances less bank loans and overdrafts
營運資金	Working capital
總資產	Total assets
總負債(附註 1)	Total liabilities (Note 1)
股東資金(附註 1)	Shareholders' funds (Note 1)
每股資料	**PER SHARE DATA**
每股盈利 – 基本(港仙)(附註 2)	Earnings per share – Basic (HK cents) (Note 2)
每股股息(港仙)(附註 2)	Dividends per share (HK cents) (Note 2)
財務比率	**FINANCIAL RATIOS**
總負債對股值比率	Total debt to equity ratio
流動比率	Current ratio
存貨可供銷售(日數)	Inventory turnover on sales (days)
總資產回報率	Return on total assets
平均股值回報率	Return on average equity
銷售回報率	Return on sales

附註：

1. 因採納會計實務準則第9號(經修訂)而作出調整。該會計實務準則於二零零一年一月一日或以後開始之會計期間生效
2. 一九九二年至一九九九年之數字已按以一拆二之股份拆細作出調整

Notes:

1. Adjusted for the adoption of Statements of Standard Accounting Practice 9 (Revised) which is effective for accounting periods commencing on or after January 1, 2001
2. Figures from 1992 to 1999 are adjusted for the effect of the 1-to-2 share subdivision

綜合
Consolidated

2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
3,479	3,431	3,092	2,609	3,014	3,522	3,482	2,864	2,334	1,661
372	425	351	70	60	299	304	243	183	156
377	416	360	76	68	261	250	195	138	115
494	747	803	340	192	178	196	37	25	73
798	1,014	960	725	655	752	560	410	338	270
2,371	2,110	1,913	1,435	1,408	1,591	1,524	1,041	824	746
625	511	456	299	340	363	540	395	328	353
1,695	1,558	1,449	1,135	1,069	1,220	976	593	496	393
26.30	29.30	25.65	5.40	4.80	18.45	19.40	15.45	11.00	9.50
14.00	15.25	17.25	2.25	2.50	8.00	6.75	5.50	4.50	3.75
0.4	0.3	0.3	0.3	0.3	0.3	0.6	0.7	0.7	0.9
2.3	3.1	3.2	3.6	3.1	3.3	2.1	2.1	2.0	1.8
30	32	28	44	48	58	55	53	59	86
15.9%	19.7%	18.8%	5.3%	4.8%	16.5%	16.4%	18.8%	16.7%	15.4%
23.2%	27.7%	27.9%	6.9%	5.9%	23.8%	31.8%	35.8%	31.0%	32.6%
10.8%	12.1%	11.6%	2.9%	2.3%	7.4%	7.2%	6.8%	5.9%	6.9%

業務摘要 OPERATION HIGHLIGHTS

(除特別註明外，概為於年底之數字)	*(Figures as at year end unless specified)*
直接管理門市	Directly managed outlets
◦ 門市數目	◦ Number of outlets
◦ 平方呎	◦ Square footage
◦ 每平方呎銷售額(港元) (附註 1)	◦ Sales per square foot (HK$) (Note 1)
◦ 可比較門市之銷售額 (減少)/增長 (附註 2)	◦ Comparable store sales (decrease)/increase (Note 2)
◦ 售貨員數目	◦ Sales associates
門市總數	Total outlets
僱員數目	Employees
零售及分銷部門向集團製衣部門採購之百分率	Percentage of Retail and Distribution Division's purchases from the Group's Manufacturing Division

附註： *Notes:*

1. 按加權平均基準計算 On weighted average basis
2. 指於兩年作比較之財政年度內均開業十二個月之門市 For outlets which were open for the full 12 months in each of the two fiscal years under comparison

2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
456	367	317	308	324	294	280	283	257	191
597,800	465,800	358,500	301,100	313,800	295,500	286,200	282,700	209,500	139,500
5,100	7,400	8,400	6,800	8,000	9,900	10,500	10,600	12,600	12,200
(4%)	4%	21%	(13%)	(11%)	(6%)	8%	(9%)	15%	25%
2,603	2,417	2,026	1,681	1,929	1,958	2,069	1,928	1,502	1,207
1,159	920	740	678	640	515	451	360	278	203
8,287	7,166	6,237	6,319	8,175	10,004	10,348	6,863	2,330	2,104
24%	25%	22%	27%	35%	40%	43%	33%	28%	35%

董事

劉國權先生
(主席及行政總裁)
歐文柱先生 *
William Garrett BENNETT先生 #
畢滌凡先生 *
馮永昌先生
李鵬飛先生，JP *
馬灼安先生
黃百全先生

* *獨立非執行*
\# *非執行*

DIRECTORS

Mr. LAU Kwok Kuen, Peter
(Chairman and Chief Executive)
Mr. AU Man Chu, Milton *
Mr. William Garrett BENNETT #
Mr. Barry John BUTTIFANT *
Mr. FUNG Wing Cheong, Charles
Mr. LEE Peng Fei, Allen, JP *
Mr. MAH Chuck On, Bernard
Mr. WONG Pak Chuen, Paul

* *Independent non-executive*
\# *Non-executive*

審核委員會

畢滌凡先生
歐文柱先生
李鵬飛先生，JP

AUDIT COMMITTEE

Mr. Barry John BUTTIFANT
Mr. AU Man Chu, Milton
Mr. LEE Peng Fei, Allen, JP

補償委員會

劉國權先生
畢滌凡先生
李鵬飛先生，JP
梁覺教授

COMPENSATION COMMITTEE

Mr. LAU Kwok Kuen, Peter
Mr. Barry John BUTTIFANT
Mr. LEE Peng Fei, Allen, JP
Prof. LEUNG Kwok

公司秘書

梁思敏女士

COMPANY SECRETARY

Ms. LEUNG Sze Man, Alice

授權代表

劉國權先生
楊建昌先生

AUTHORIZED REPRESENTATIVES

Mr. LAU Kwok Kuen, Peter
Mr. YONG Kin Cheong, Samuel

註冊辦事處

Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

REGISTERED OFFICE

Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

主要營業地點

香港
九龍
長沙灣道777-779號
天安工業大廈五樓

PRINCIPAL PLACE OF BUSINESS

5th Floor Tin On Industrial Building
777-779 Cheung Sha Wan Road
Kowloon
Hong Kong

法律顧問

香港
喬立本廖依敏律師行
趙天岳、鍾子良律師事務所

百慕達
顏施甘百慕達律師行

LEGAL ADVISORS

Hong Kong
Robin Bridge & John Liu
Chao and Chung

Bermuda
Appleby Spurling & Kempe

核數師

羅兵咸永道會計師事務所
香港執業會計師

AUDITORS

PricewaterhouseCoopers
Certified Public Accountants, Hong Kong

主要股份過戶登記處

Butterfield Corporate Services Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

PRINCIPAL SHARE REGISTRARS AND TRANSFER OFFICE

Butterfield Corporate Services Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

於香港之股份過戶登記分處

雅柏勤證券登記有限公司
香港
中環干諾道中111號
永安中心五樓

BRANCH SHARE REGISTRARS AND TRANSFER OFFICE IN HONG KONG

Abacus Share Registrars Limited
5th Floor Wing On Centre
111 Connaught Road Central
Hong Kong

美國托存股份處

Citibank N.A.
American Depositary Receipts
111 Wall Street
New York NY 10043
USA

AMERICAN DEPOSITARY

Citibank N.A.
American Depositary Receipts
111 Wall Street
New York NY 10043
USA

主要往來銀行

香港上海滙豐銀行有限公司
渣打銀行
花旗銀行

PRINCIPAL BANKERS

The Hongkong and Shanghai Banking Corporation Limited
Standard Chartered Bank
Citibank N.A.

重要日期

暫停辦理股份過戶登記
二零零二年四月二十二日至
二零零二年四月二十五日
(首尾兩日包括在內)

股東週年大會
二零零二年四月二十五日

股息

中期股息	：每股4.5港仙
派發日期	：二零零一年九月十二日
建議末期股息	：每股4.5港仙
建議特別股息	：每股5.0港仙
建議派發日期	：二零零二年五月十六日

股份編號

香港聯合交易所	：709
彭博	：709 HK
路透社	：0709.HK
美國預託收據交易代號	：GRDHY
美國預託收據CUSIP編號	：376112108

上市
佐丹奴國際有限公司股份於香港聯合交易所上市，並以美國預託收據在美國進行第一級櫃台交易

投資者聯絡處
羅翠妍女士
主席助理
佐丹奴國際有限公司
香港九龍
長沙灣道777-779號
天安工業大廈五樓
電話 ：(852) 2746 4727
傳真 ：(852) 2741 6273
電子郵箱：alisonlaw@giordano.com.hk

網址
www.giordano.com.hk

IMPORTANT DATES

Closure of Register of Members
April 22, 2002 to April 25, 2002
(both days inclusive)

Annual General Meeting
April 25, 2002

Dividends

Interim Dividend	: 4.5 HK cents per share
Paid	: September 12, 2001
Proposed Final Dividend	: 4.5 HK cents per share
Proposed Special Dividend	: 5.0 HK cents per share
Payable	: May 16, 2002

STOCK CODE

Hong Kong Stock Exchange	: 709
Bloomberg	: 709 HK
Reuters	: 0709.HK
ADR Ticker Symbol	: GRDHY
ADR CUSIP Number	: 376112108

LISTING

Shares of Giordano International Limited are listed on the Stock Exchange of Hong Kong and are traded over the counter (Level One) in the United States in the form of American Depositary Receipts

INVESTOR RELATIONS CONTACT

Ms. Alison Law
Assistant to Chairman
Giordano International Limited
5th Floor Tin On Industrial Building
777-779 Cheung Sha Wan Road
Kowloon, Hong Kong
Telephone : (852) 2746 4727
Facsimile : (852) 2741 6273
E-mail : alisonlaw@giordano.com.hk

WEBSITE

www.giordano.com.hk


佐丹奴國際有限公司
Giordano International Limited
零售及分銷
Retail and Distribution
Bluestar Exchange Limited
香港
Hong Kong
Bluestar Exchange (Singapore) Pte Ltd
新加坡
Singapore
Bluestar Exchange Germany GmbH
德國
Germany
East Jean Limited
台灣
Taiwan
Giordano (Australia) Pty. Limited
澳洲
Australia
Giordano Corporation Limited
韓國
Korea
Giordano Fashions (L.L.C.)
中東
Middle East
巴基斯坦
Pakistan
Giordano (Japan) Limited
日本
Japan
佐丹奴有限公司
Giordano Limited
香港
Hong Kong
阿魯巴
Aruba
汶萊
Brunei
緬甸
Myanmar
菲律賓
Philippines
Giordano (M) Sdn. Bhd.
馬來西亞
Malaysia
Giordano (Macau) Limited
澳門
Macau
Giordano Originals (Singapore) Private Limited
新加坡
Singapore
Giordano (Thai) Co., Ltd.
泰國
Thailand
PT. Giordano Indonesia
印尼
Indonesia
虎威企業有限公司
Tiger Enterprises Limited
中國大陸
Mainland China
製衣及貿易
Manufacturing and Trading
富旺製衣有限公司
Global Net Garment Manufacturing Limited
香港
Hong Kong
中國大陸
Mainland China
亮志製衣有限公司
Gloss Mind Garment Manufacturing Company Limited
香港
Hong Kong
中國大陸
Mainland China
東寶紡織實業有限公司
Tobo Textile Limited
香港
Hong Kong
管理顧問
Management Consultancy
劉黃顧問有限公司
Lau, Wong & Associates Consultants Limited
香港
Hong Kong

董事

劉國權先生，現年四十九歲，主席。劉先生亦出任行政總裁兼董事總經理。彼於一九八七年加入本集團，並於一九九四年二月八日成為行政總裁，其後於一九九四年八月十日獲委任為本公司董事會主席。彼亦為大快活集團有限公司之獨立非執行董事。劉先生持有加拿大卡加里大學工商管理碩士學位。彼為加拿大特許會計師公會會員。於加入本集團前，劉先生於加拿大之私人公司及政府機構有超過十二年會計工作經驗。彼為劉國傑先生(本集團高級管理人員之一)之兄長。

歐文柱先生，現年五十一歲，獨立非執行董事。歐先生持有加拿大阿伯特大學商業管理學士學位，並為加拿大特許會計師公會及香港會計師公會會員。彼擁有超過二十五年專業會計、財務及公司管理的經驗。歐先生現為Noble Group Limited之執行董事。Noble Group之總部設於香港，其股份於新加坡交易所上市。歐先生於二零零零年十二月十一日起獲委任為本公司獨立非執行董事。

William Garrett BENNETT先生，現年四十歲，非執行董事。彼於一九八六年加入本集團，現為本集團之品牌管理及產品發展策劃、執行及控制顧問。彼擁有十八年時裝設計及市場推廣之經驗。彼於二零零一年一月一日辭去執行董事職務，但繼續留任本公司非執行董事。

DIRECTORS

Mr. LAU Kwok Kuen, Peter, aged 49, Chairman. Mr. Lau also holds the positions of Chief Executive and Managing Director. He joined the Group in 1987 and became the Chief Executive on February 8, 1994. He was elected Chairman of the Board of Directors of the Company on August 10, 1994. He is also an independent non-executive director of Fairwood Holdings Limited. Mr. Lau holds an MBA degree from the University of Calgary in Canada. He is a member of the Canadian Institute of Chartered Accountants. Prior to joining the Group, Mr. Lau had over 12 years' accounting experience in the private and public sectors in Canada. He is the brother of Mr. Lau Kwok Kit, Albert, a member of senior officers of the Group.

Mr. AU Man Chu, Milton, aged 51, Independent Non-executive Director. Mr. Au holds a bachelor degree in Business Administration from the University of Alberta in Canada and is a member of the Canadian Institute of Chartered Accountants and the Hong Kong Society of Accountants. He has over 25 years' experience in public accounting, finance and corporate management. Mr. Au is an Executive Director of Noble Group Limited. The Noble Group is headquartered in Hong Kong and is listed on the Singapore Exchange. Mr. Au was appointed Independent Non-executive Director of the Company on December 11, 2000.

Mr. William Garrett BENNETT, aged 40, Non-executive Director. Mr. Bennett joined the Group in 1986 and presently, he is a consultant of the Group's brand management and overall product development planning, implementation and control. He has 18 years' experience in fashion design and marketing. Mr. Bennett resigned as Executive Director effective January 1, 2001 and remains as a Non-executive Director of the Company.

畢滌凡先生，現年五十七歲，獨立非執行董事。畢先生從二零零一年五月起出任和記行(集團)有限公司董事總經理。加入和記行(集團)有限公司前，畢先生於萬威國際有限公司擔任董事總經理超過八年，並曾於森那美香港有限公司及寶麗碧集團工作超過十一年，其間曾出任財務董事及董事總經理。彼為台和商事控股有限公司、啟祥集團有限公司及利信達集團有限公司獨立非執行董事。畢先生為英國特許公認會計師公會及香港會計師公會資深會員，彼亦為英國管理專業協會、香港管理專業協會及香港董事學會之資深會員。彼於一九九一年五月出任本公司獨立非執行董事。

Mr. Barry John BUTTIFANT, aged 57, Independent Non-executive Director. Mr. Buttifant is the Managing Director of Wo Kee Hong (Holdings) Limited since May 2001. Prior to joining Wo Kee Hong (Holdings) Limited, Mr. Buttifant was the Managing Director of IDT International Limited for over eight years and worked for Sime Darby Hong Kong Limited and Polly Peck Group for more than 11 years in the capacity of Finance Director and Managing Director during the period. He is also an independent non-executive director of Daiwa Associate Holdings Limited, Dransfield Holdings Limited and Le Saunda Holdings Limited. Mr. Buttifant is a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Society of Accountants. He is also a fellow member of the Institute of Management; the Hong Kong Management Association and the Hong Kong Institute of Directors. He became an Independent Non-executive Director of the Company in May 1991.

馮永昌先生，現年四十歲，執行董事。馮先生亦分別出任本集團於東南亞及台灣零售業務之業務總裁及總經理。彼持有香港大學學士學位及新加坡國立大學工商管理碩士學位。馮先生於一九八八年加入本集團，並在一九九七年二月十一日獲委任為本公司之執行董事。於加入本集團前，彼具有五年房地產業務經驗。

Mr. FUNG Wing Cheong, Charles, aged 40, Executive Director. Mr. Fung also holds the positions of Chief Operations Officer and General Manager of the Group's retail operations in South East Asia and Taiwan respectively. He holds a bachelor degree from the University of Hong Kong and an MBA degree from the National University of Singapore. Mr. Fung joined the Group in 1988 and was appointed Executive Director of the Company on February 11, 1997. Before joining the Group, he worked for five years in the real estate business.

李鵬飛先生，JP，現年六十一歲，獨立非執行董事。李先生持有香港理工大學工程博士榮譽學位及中文大學法學博士榮譽學位。彼為香港特別行政區策略發展委員會委員及中華人民共和國第九屆全國人民代表大會香港特別行政區代表，並積極參與公共事務。李先生於一九九九年九月十日起獲委任為本公司獨立非執行董事。

Mr. LEE Peng Fei, Allen, JP, aged 61, Independent Non-executive Director. Mr. Lee holds an honorary degree of Doctor of Engineering from Hong Kong Polytechnic University, an honorary degree of Doctor of Laws from The Chinese University of Hong Kong. He is currently a member of the Commission on Strategic Development, Hong Kong SAR and a deputy of Hong Kong SAR, the 9th National People's Congress, PRC. Mr. Lee has taken an active role in public service. Mr. Lee was appointed Independent Non-executive Director of the Company on September 10, 1999.

馬灼安先生，現年五十二歲，執行董事。馬先生亦出任本集團中國大陸零售業務之董事總經理。彼於一九九六年加入本集團，並於一九九九年六月十四日獲委任為本公司之執行董事。馬先生持有加拿大阿伯特大學商業管理學士學位及為加拿大特許會計師公會會員。在加入本集團前，馬先生曾在加拿大政府之會計及核數部門擔任要職達十五年。彼亦擁有工商業投資及商業管理資深經驗。

Mr. MAH Chuck On, Bernard, aged 52, Executive Director. Mr. Mah also holds the position of Managing Director of the Group's retail operations in Mainland China. He joined the Group in 1996 and was appointed Executive Director of the Company on June 14, 1999. Mr. Mah holds a bachelor degree in Business Administration from the University of Alberta in Canada and is a member of the Canadian Institute of Chartered Accountants. Prior to joining the Group, Mr. Mah had 15 years' experience in senior government positions in accounting and auditing in Canada. He also had extensive experience in industrial and commercial investment and business administration.

黃百全先生，現年三十四歲，執行董事。黃先生亦出任本集團德國合營公司之常務董事及負責德國零售業務及開拓其他歐洲市場。黃先生持有香港大學社會科學學士學位。彼於一九九零年加入本集團為管理見習生，並於一九九九年六月十四日獲委任為本公司之執行董事。黃先生在本集團之香港、中國大陸及台灣之零售業務取得豐富經驗。

Mr. WONG Pak Chuen, Paul, aged 34, Executive Director. Mr. Wong also holds the position of Managing Director of the Group's joint venture company in Germany and responsible for the retail operations in Germany and exploiting business opportunity in other European markets. Mr. Wong holds a bachelor degree in Social Sciences from the University of Hong Kong. He joined the Group in 1990 as management trainee and was appointed Executive Director of the Company on June 14, 1999. Mr. Wong has gained extensive experiences in the Group's retail operations in Hong Kong, Mainland China and Taiwan.

高級管理人員

張國良先生，現年五十歲，亮志製衣有限公司之董事總經理。彼於一九九零年加入本集團。張先生有超過二十七年成衣製造的經驗。

John Francis FAHEY先生，現年三十九歲，Giordano (Australia) Pty. Limited總經理。彼持有澳洲Monash University經濟學士學位。彼為澳洲特許會計師公會會員。彼於二零零零年加入本集團。在加入本集團前，彼擁有十五年在澳洲主要零售公司工作之經驗。

侯彤先生，現年三十三歲，集團資訊科技部總監。侯先生畢業於中國中山大學。彼於一九九二年加入本集團，並擁有超過十年資訊科技方面經驗。

SENIOR OFFICERS

Mr. CHEUNG Kwok Leung, aged 50, Managing Director of Gloss Mind Garment Manufacturing Company Limited. He joined the Group in 1990. Mr. Cheung has over 27 years' experience in the garment manufacturing industry.

Mr. John Francis FAHEY, aged 39, General Manager of Giordano (Australia) Pty. Limited. Mr. Fahey holds a bachelor degree in Economics from Monash University in Australia. He is an associate member of the Australian Institute of Chartered Accountants. He joined the Group in 2000. Prior to joining the Group, Mr. Fahey had 15 years' experience with major Australian retail companies.

Mr. HOU Tong, aged 33, Group Information Technology Director. Mr. Hou is a graduate of Zhong Shan University in Mainland China. He joined the Group in 1992 and has over 10 years' experience in the information technology field.

小林由紀江女士，現年三十歲，產品陳列總監，負責集團產品陳列工作。彼在此方面擁有七年專業經驗。在加入本集團前，彼曾於日本一國際服裝品牌工作。小林女士持有日本東京Seisen Women's University之英文學院文憑。

Ms. Yukie KOBAYASHI, aged 30, Director of Visual Merchandising, is responsible for overall visual merchandising functions of the Group. She has specialised herself for seven years in the field and before joining the Group, was providing her service in a multinational apparel brand in Japan. Ms. Kobayashi holds a diploma of English Language from Seisen Women's University in Tokyo, Japan.

林傳智先生，現年四十六歲，高級副總裁(國際業務)。林先生對亞洲零售業具有資深經驗。自一九七九年林先生畢業於香港中文大學後，彼一直從事零售行業，並在香港、新加坡、台灣、韓國及菲律賓等各零售市場取得豐富經驗。林先生曾於一九八六年至一九九六年間管理本集團不同地區之零售業務，包括香港、新加坡及台灣等市場。彼於一九九九年再度加入本集團，並駐職台灣負責國際業務發展。

Mr. LAM Chuen Chi, aged 46, Senior Vice President, International Business. Mr. Lam is a veteran in the Asian retailing industry. Ever since he graduated from The Chinese University of Hong Kong in 1979, he has exposure in the retail markets in Hong Kong, Singapore, Taiwan, Korea and the Philippines. During the period from 1986 to 1996, Mr. Lam managed the Group's retail operations in different markets including Hong Kong, Singapore and Taiwan. He re-joined the Group in 1999 and stationed in Taiwan responsible for international business development.

劉國傑先生，現年四十五歲，虎威製衣有限公司副總裁。劉先生持有加拿大阿伯特大學工商管理學士學位。彼於一九九六年加入本集團，並負責本集團於中國大陸之業務發展。在加入本集團前，劉先生曾於金融業有七年外部及內部核數經驗，其中四年任職於加拿大阿伯特省政府核數師負責金融性質之機構。彼亦曾於香港一上市公司取得工商業投資及商業管理經驗。彼為劉國權先生(本集團主席)之弟。

Mr. LAU Kwok Kit, Albert, aged 45, Vice President of Tiger Enterprises Limited. Mr. Lau holds a bachelor degree in Business Administration and Commerce from the University of Alberta in Canada. He joined the Group in 1996 and is responsible for the Group's business development in Mainland China. Prior to joining the Group, Mr. Lau had seven years' external and internal audit experiences in the finance sector in which he worked for Alberta Provincial Government as an auditor for the financial institution for four years. He also had experience in business investment and administration in a listed company in Hong Kong. He is the brother of Mr. Lau Kwok Kuen, Peter, the Chairman of the Group.

羅翠妍女士，現年三十四歲，主席助理。羅女士持有加拿大英屬哥倫比亞大學商管學士學位。彼為加拿大英屬哥倫比亞公認管理會計師公會會員及特許財務分析師持有人。羅女士於二零零一年加入本集團，並主要負責投資者公關工作。於加入本集團前，羅女士有八年基金管理及投資分析工作經驗。

Ms. LAW Chui Yin, Alison, aged 34, Assistant to Chairman. Ms. Law holds a bachelor degree in Commerce from the University of British Columbia in Canada. She is a member of the Society of Certified Management Accountants of British Columbia and a Chartered Financial Analyst (CFA) charterholder. Ms. Law joined the Group in 2001 and is primarily responsible for investor relations. Before joining the Group, Ms. Law had worked in the fund management and investment analysis field for eight years.

梁思敏女士，現年三十二歲，公司秘書。梁女士畢業於香港理工大學。彼為香港公司秘書公會會員。彼於一九九七年加入本集團，擁有超過九年公司秘書方面經驗。

呂志雄先生，現年四十歲，集團財務總監。彼於二零零二年二月一日加入本集團。呂先生持有香港科技大學工商管理碩士學位及香港中文大學財務碩士學位。彼為英國特許公認會計師公會資深會員。彼亦為香港會計師公會及加拿大公認會計師公會會員。呂先生擁有超過十九年財務及會計方面之經驗。

麥研穎女士，現年四十一歲，虎威製衣有限公司副總經理。麥女士持有加拿大多倫多大學商管學士學位。彼於一九九零年加入本集團，並負責本集團於中國大陸之零售業務運作及管理。在加入本集團前，麥女士擁有八年銷售及市場推廣業務經驗。

鄧惠珊女士，現年三十三歲，富旺製衣有限公司副總經理。鄧女士持有香港中文大學工商管理碩士學位。彼於一九九零年加入本集團為管理見習生。鄧女士在香港及中國大陸製衣業務取得豐富經驗。

黃小萍女士，現年四十二歲，佐丹奴有限公司人力資源部總監及劉黃顧問有限公司常務董事。黃女士持有香港中文大學工商管理碩士學位。彼為英國特許管理會計師公會及香港會計師公會會員。彼於一九九三年加入本集團及擁有超過十八年之人力資源、會計、特許經營、銷售及業務經驗。於加入本集團前，黃女士曾任職怡和有限公司及牛奶國際集團超過九年。

Ms. LEUNG Sze Man, Alice, aged 32, Company Secretary. Ms. Leung is a graduate of Hong Kong Polytechnic University. She is an associate member of The Hong Kong Institute of Company Secretaries. She joined the Group in 1997 and has over nine years' experience in the company secretarial field.

Mr. LUI Chi Hung, aged 40, Group Financial Controller. He joined the Group on February 1, 2002. Mr. Lui holds an MBA degree from The Hong Kong University of Science and Technology and a Master degree in Finance from The Chinese University of Hong Kong. He is a fellow member of the Association of Chartered Certified Accountants. He is also an associate member of the Hong Kong Society of Accountants and the Certified General Accountants' Association of Canada. Mr. Lui has over 19 years' experience in finance and accounting fields.

Ms. MAK Yin Wing, Winnie, aged 41, Assistant General Manager of Tiger Enterprises Limited. Ms. Mak holds a bachelor degree in Commerce from the University of Toronto in Canada. She joined the Group in 1990 and is responsible for the Group's retail operations and administration in Mainland China. Prior to joining the Group, Ms. Mak had eight years' sales and marketing experience.

Ms. TANG Wai Shan, aged 33, Assistant General Manager of Global Net Garment Manufacturing Limited. Ms. Tang holds an MBA degree from The Chinese University of Hong Kong. She joined the Group in 1990 as a management trainee. Ms. Tang has gained extensive experiences in manufacturing operations in Hong Kong and Mainland China.

Ms. WONG Siu Ping, Christine, aged 42, Human Resources Director of Giordano Limited and Managing Director of Lau, Wong & Associates Consultants Limited. Ms. Wong holds an MBA degree from The Chinese University of Hong Kong. She is an associate member of the Chartered Institute of Management Accountants and the Hong Kong Society of Accountants. She joined the Group in 1993 and has over 18 years' experience in human resources, accounting, franchising, sales and operations. Prior to joining the Group, Ms. Wong worked for Jardine Matheson & Co. and Dairy Farm Group for more than nine years.

楊建昌先生，現年四十一歲，高級副總裁（內部稽核及業務發展）。楊先生畢業於加拿大多倫多大學，並持有香港公開大學工商管理碩士學位。彼為加拿大安大略省公認管理會計師公會會員。楊先生於一九九二年加入本集團。彼於香港及加拿大擁有超過十七年財務及會計經驗，亦於本集團之香港及中國大陸零售業務取得豐富經驗。

Mr. YONG Kin Cheong, Samuel, aged 41, Senior Vice President, Internal Audit and Business Development. Mr. Yong is a graduate of the University of Toronto in Canada and holds an MBA degree from the Open University of Hong Kong. He is a member of the Society of Management Accountants of Ontario (CMA). Mr. Yong joined the Group in 1992. He has over 17 years' experience in finance and accounting in Hong Kong and Canada and also gained extensive experiences in the Group's retail operations in Hong Kong and Mainland China.

董事會管理顧問

梁覺教授，現年四十三歲，董事會管理顧問。梁教授於美國伊利諾大學取得心理學博士學位，現任香港城市大學管理學系講座教授。梁教授為國際知名學者，對香港及中國大陸主要機構及政府部門亦具有豐富的顧問經驗。梁教授自一九八七年起為本集團提供顧問服務。

BOARD ADVISOR

Professor LEUNG Kwok, aged 43, Management Consultant to the Board. Professor Leung received his Ph.D. in Psychology from University of Illinois, Urbana-Champaign, U.S.A. He currently holds a chair in management at City University of Hong Kong. In addition to his international reputation for his scholarly work, he also has wide-ranging consulting experiences with major organizations and government departments in Hong Kong and Mainland China. Professor Leung has been providing consulting services to the Group since 1987.

致列位股東：

「天上浮雲似白衣，斯須改變如蒼狗。」

在這瞬息萬變的社會，加上經濟全球化的衝擊，無論我們身處何方，亦不能對在遙遠地方的突發事件完全置身事外。

處於互動關係的時代，在不斷蛻變的環境中，企業的架構與其管理，更需要有彈性、有適應能力。「安危相易，禍福相生」，本公司深徹了解一個永續企業必須建立於「敢於創新，勇於面對」的企業文化上，適時制宜地去處理每天的問題。

於二零零一年度，本公司錄得3,479百萬港元的營業額及377百萬港元之股東應佔溢利。比較二零零零年度，營業額大約相等，然而股東應佔溢利則錄得大約9%的跌幅。二零零一年度的業績確實沒有驚喜可言，但我們八千多員工於年內惡劣的經營環境下，所表現的忠誠及付出的努力，是值得我們嘉許的。縱使疲弱的消費市場對集團業務的發展有所阻滯，管理階層於某些市場確實未能取得應有的成績。

雖然如此，於二零零一年，本公司仍能維持其穩健的財政狀況；鞏固佐丹奴的商譽；爭取有戰略地位的商鋪；突破新的市場與及實施重要的營運變策。本人相信這些行動對集團未來的發展及成長會有積極的作用。

Dear Shareholders,

Events in 2001 came either at unexpected times or totally unexpected.

There should now be no doubt that we all live in a world of uncertainties, impossible to predict the nature and timing of future events with accuracy. A global economy also means that no market, company or individual could be completely free from the consequences of incidents that suddenly take place even in the most remote corner of the world.

The new world order calls for a new form of flexible organization structure and versatile management system. Flexibility and versatility works like a gyroscope, providing dynamic balancing despite its apparent instability in a volatile environment. Your Company has the capacity to deal with such a volatile environment. Our employees are habitually innovative in responding to the changing needs of their customers.

In 2001, your Company earned a profit attributable to shareholders of HK$377 million, on a turnover of HK$3,479 million. This represents nine percent drop in earnings from year 2000, on a similar level of turnover. It was not a spectacular year. However, I must give due credits to all the 8,000 strong staff for working diligently and fervently in light of economic adversities plaguing the retail sector throughout most of the year. Although poor consumer sentiments played a large part in slowing down the Company's growth, both Management and I admit that we have not done enough in certain markets.

On a positive note, your Company has vigorously guarded its financial soundness; earnestly enhanced its brand image; skillfully secured several strategic retail locations; carefully penetrated important new markets; and decisively implemented significant operational changes. I believe that these moves have paved the road for the Company's continuing growth.

未來一年的經濟同樣難以捉摸，但我有理由相信公司的業績將會有可觀的進步。新的牌子將會有合理的回報；去年遭遇特別困難的市場將獲得改善；集團總部強化後將會為分公司們提供更有成效的行政服務。

Despite an uncertain economic outlook and conflicting predictions, I do have reasons to believe that most of the Company's markets and brands will substantially improve in 2002. The newly developed markets will continue its learning curve, with their investments tightly controlled. Markets that had not fared as well as anticipated will have their new operating strategies translated into positive results. Recently established brands will see their contributions become meaningful. Strengthened corporate shared services will provide heightened levels of administrative efficiencies.

董事會建議派付末期股息每股4.5港仙及特別股息每股5.0港仙。連中期股息每股4.5港仙在內，全年度的股息為每股14.0港仙。除去特別股息不計，基本派息率大約是34%，與二零零零年度基本派息率大致相同。本公司擬派付之股息是經考慮目前發展項目所需資金後，把額外現金派發股東。

The Board has recommended a final dividend of 4.5 Hong Kong cents per share for the fiscal year 2001. In addition, the Board has recommended a special dividend of 5.0 Hong Kong cents per share. Total dividend, including the 4.5 Hong Kong cents interim dividend per share, amounts to 14.0 Hong Kong cents per share. Excluding the special dividend, the payout ratio is 34 percent, similar to year 2000's. The Company's dividend policy takes into consideration the repatriating of excess cash not designated for immediate investment projects back to shareholders.

本人暨管理階層於此歡迎公司的新股東們，並對年內給予我們鼓勵，支持及協助的股東、董事會成員、商業伙伴及員工們深表謝意。

Management and I welcome the Company's new shareholders. And to all of those who have helped us on the road towards excellence during the year, we sincerely thank you for your encouragement and support.

劉國權
主席

二零零二年三月十四日

PETER LAU
Chairman

March 14, 2002

經營業績

營業額

截至二零零一年十二月三十一日止財政年度之營業總額為3,479百萬港元，與二零零零年度所錄得3,431百萬港元，大致相同。本年度之營業額已計入約77百萬港元之不利外匯影響。

零售及分銷部門之銷售額為3,262百萬港元（二零零零年：3,225百萬港元），佔本集團營業總額93.8%。經扣除分部間銷售後，製衣部門之營業額為217百萬港元（二零零零年：206百萬港元），較上年度上升5.3%。在未扣除分部間銷售前，製衣部門之營業額則達727百萬港元，與二零零零年財政年度相同。

毛利

毛利總額達1,544百萬港元（二零零零年：1,516百萬港元），較上年度上升1.8%。毛利率為44.4%，較二零零零年度錄得之44.2% 輕微上升。

年內，面對消費者信心疲弱，管理層以產品創新方法來保障利潤率。本集團經營策略中包括提供與別不同之產品，着重於貨品之功能特性及布料使用。*佐丹奴*品牌已投向較高檔次的市場，而*Bluestar Exchange*品牌則以精打細算消費者為對象。

分銷、管理及其他經營費用

分銷費用為928百萬港元（二零零零年：838百萬港元），較上年度增加10.7%。管理費用達137百萬港元，較上年度之122百萬港元上升12.3%。新門市開業及新市場開拓費用引致上述升幅。年內，在中國大陸、台灣*(Bluestar Exchange)*、澳洲及印尼設立新的分銷門市之費用約為59百萬港元，而用於開拓德國及日本兩個新市場之費用達25百萬港元。

RESULTS OF OPERATIONS

Turnover

Total turnover for the fiscal year ended December 31, 2001 was HK$3,479 million, virtually unchanged from the HK$3,431 million registered in 2000. This figure included an unfavorable foreign exchange impact of approximately HK$77 million.

Representing 93.8 percent of the Group's total turnover, sales of the Retail and Distribution Division amounted to HK$3,262 million (2000: HK$3,225 million). The Manufacturing Division's turnover, after elimination of inter-segment sales, amounted to HK$217 million (2000: HK$206 million), a 5.3 percent increase over the prior year. Turnover of the Manufacturing Division, before elimination of inter-segment sales, was HK$727 million, the same as fiscal year 2000.

Gross Profit

Gross profit totalled HK$1,544 million (2000: HK$1,516 million), an increase of 1.8 percent over the prior year. Gross margin was 44.4 percent, a slight increase from the 44.2 percent achieved in 2000.

Faced with weak consumer sentiment during the year, Management opted for product innovation as a means to protect profit margin. As part of the strategy, the Group offered differentiated products, with emphasis on functional features and usage of fabrics. The *Giordano* brand has embarked on a higher value-added direction while the *Bluestar Exchange* brand has been targeting the more budget-minded consumers.

Distribution, Administrative and Other Operating Expenses

Distribution expense was HK$928 million (2000: HK$838 million), an increase of 10.7 percent over the prior year. Administrative expense amounted to HK$137 million, representing a 12.3 percent increase from the prior year's HK$122 million. New outlet openings and new markets' start-up costs contributed to this increase. During the year, total expenses related to new distribution outlets in Mainland China, Taiwan *(Bluestar Exchange)*, Australia and Indonesia were approximately HK$59 million and development costs in the two new markets of Germany and Japan amounted to HK$25 million.

其他經營費用為234百萬港元(二零零零年：272百萬港元)，較二零零零年財政年度下降14.0%，主要原因乃縮減廣告費用所致。管理層考慮二零零一年消費意欲不振，不宜進行大型地區性廣告活動。故此，管理層着重於本地推廣活動，以針對其市場之產品系列。

Other operating expense was HK$234 million (2000: HK$272 million), a decrease of 14.0 percent over fiscal year 2000. This decrease was largely due to a reduction in advertising expense. Management considered the prevailing consumer mood in 2001 made it inappropriate for any large-scale regional advertising campaign. Instead, Management relied on local promotion to highlight market-specific product lines.

經營溢利及未計利息、稅項、折舊及攤銷費用之盈利(EBITDA)

經營溢利為372百萬港元，而去年則為425百萬港元。零售及分銷部門之經營溢利達297百萬港元(二零零零年：315百萬港元)，佔本集團經營溢利79.8%(二零零零年：74.1%)。

Operating Profit and Earnings Before Interest, Taxation, Depreciation and Amortization Expense (EBITDA)

Operating profit was HK$372 million, compared with HK$425 million a year earlier. The Retail and Distribution Division's operating profit amounted to HK$297 million (2000: HK$315 million), representing 79.8 percent (2000: 74.1 percent) of the Group's operating profit.

經營溢利下降主要由於台灣市場表現疲弱，以及發展德國及日本兩個新市場之拓展費用所致。然而，管理層深信二零零二年經營效率可望提高，理由如下：

(1) 台灣市場之策略性轉變預計會有成效；
(2) 德國及日本市場之效益將會上升；及
(3) 租金及投入成本均會進一步下降。

The decline in operating profit was largely due to the weak performance of the Taiwan market and the development costs incurred in the new markets of Germany and Japan. However, Management is confident that operating efficiency will improve in 2002 due to the following reasons:

(1) Strategic changes implemented in Taiwan should achieve higher projected results;
(2) Germany and Japan will gain efficiency; and
(3) Cost reduction in both rental and input costs will further materialize.

年內之EBITDA為582百萬港元，微低於二零零零年之596百萬港元。因此，EBITDA之邊際利潤為16.7%，較上年度之17.4%下跌0.7個百分點。

EBITDA for the year amounted to HK$582 million, slightly lower than the HK$596 million reported for 2000. Correspondingly, EBITDA margin was 16.7 percent, 0.7 percentage points lower than the 17.4 percent reported in the prior year.

股東應佔溢利

二零零一年財政年度之股東應佔溢利為377百萬港元(二零零零年：416百萬港元)，較上年度減少9.4%。上述減幅是由於本集團之經營溢利下降。本集團之主要合營公司持續表現理想。除税後應佔聯營公司之溢利達69百萬港元(二零零零年：64百萬港元)，較去年上升7.8%。

Profit Attributable to Shareholders

Profit attributable to shareholders was HK$377 million for fiscal year 2001 (2000: HK$416 million), represented a 9.4 percent decrease over the previous year. The decrease in Group operating profit accounted for this decline. The Group's major joint ventures continued to perform well during the year. Share of profits after taxation from associated companies increased 7.8 percent year-on-year to HK$69 million (2000: HK$64 million).

本集團之實際税率由二零零零年的14.1%增至二零零一年的16.9%，主要因為韓國合營公司須付較高税率。

The Group's effective tax rate also increased from 14.1 percent in 2000 to 16.9 percent in 2001, primarily due to a higher tax bracket for the Korean joint venture.

現金流量

經營業務之現金流量由二零零零年財政年度之377百萬港元增至二零零一年度之446百萬港元。是項升幅乃出於存貨減少20百萬港元；相反，二零零零年之存貨卻上升65百萬港元。

Cash Flow

Cash flow from operation increased from HK$377 million in fiscal year 2000 to HK$446 million in 2001. The improvement resulted from a decrease in inventory of HK$20 million, in contrast to a HK$65 million increase in inventory in 2000.

投資回報及融資償還之現金流出淨額較上年度下降至200百萬港元(二零零零年：205百萬港元)。派息額達222百萬港元(二零零零年：236百萬港元)，數額減少主要由於二零零一年度派息額微降。

Net cash outflow from return on investments and servicing of finance decreased to HK$200 million from the prior year (2000: HK$205 million). Dividend payout of HK$222 million (2000: HK$236 million) was lower, primarily due to a slight decrease in dividend payout in year 2001.

二零零一年財政年度之投資業務現金流出淨額達274百萬港元(二零零零年：103百萬港元)。年內，本集團為取得香港一間旗艦店之37年期租賃權益支付207百萬港元，並就國內上海一項20年期租賃預付人民幣100百萬元(約95百萬港元)。於此安排前，該兩店址已由本集團租用。基於營運利益角度去衡量，管理層在上述決策中，訂立有關安排，衹為確保可繼續使用上述策略性零售地點。同樣理由，本集團早年前亦曾在中國大陸及台灣購置其他主要零售地點。來自投資業務之現金包括長期存款到期所得之152百萬港元(二零零零年：25百萬港元)。

Net cash outflow from investing activities amounted to HK$274 million in fiscal year 2001 (2000: HK$103 million). During the year, the Group paid HK$207 million to secure a 37-year leasehold interest in a flagship store in Hong Kong and prepaid RMB100 million (approximately HK$95 million) for a 20-year lease in Shanghai. Both locations had already been tenanted by the Group prior to the arrangements. Management evaluated these decisions on operational merits and entered into the arrangements to ensure continuing occupation of these strategic retail locations. For similar reasons, the Group had purchased other prime retail locations in Mainland China and Taiwan in earlier years. Cash generated from investing activities included HK$152 million (2000: HK$25 million) from maturing of long-term deposits.

二零零一年，融資活動之現金流入淨額為50百萬港元，而二零零零年之現金流出淨額為46百萬港元。根據本公司僱員購股權計劃發行新股份所得現金達8百萬港元(二零零零年：87百萬港元)。本集團同時獲得相等於47百萬港元之本地貨幣短期定息銀行融資，以支付國內部分長期租賃。管理層計劃於二零零二年以內部現金悉數償還貸款。年內，本公司並無購回任何股份(二零零零年：138百萬港元)。

In 2001, net cash inflow from financing activities amounted to HK$50 million, against a net cash outflow of HK$46 million in 2000. Issuance of new shares under the Company's Employee Share Option Scheme provided cash of HK$8 million (2000: HK$87 million). The Group also obtained short-term local currency bank financing equivalent to HK$47 million at fixed interest rate, to fund part of the payment for the long-term lease in Mainland China. Management intends to pay-off the loan in full from internal cash flow in 2002. During the year, the Company did not repurchase any shares (2000: HK$138 million).

流動現金及資金來源

於二零零一年十二月三十一日，本集團現金及銀行存款達579百萬港元(二零零零年：749百萬港元)。本集團之現金及銀行存款之目標水平相當於一年之經營業務現金流量。

Liquidity and Capital Resources

As at December 31, 2001, the Group had cash and bank deposit of HK$579 million (2000: HK$749 million). The Group's target level of cash and bank deposit is the equivalent of one year's cash flow from operation.

本集團營運資金降至798百萬港元(二零零零年：1,014百萬港元)。流動比率仍保持於2.3倍之穩健水平。二零零一年財政年度之營業額與營運資金比率為4.4倍，而二零零零年為3.4倍。

The Group's working capital declined to HK$798 million (2000: HK$1,014 million). Current ratio was maintained at a healthy level of 2.3 times. Turnover to working capital was 4.4 times in fiscal year 2001, compared with 3.4 times in 2000.

於二零零一年年底，本集團存貨為283百萬港元(二零零零年：303百萬港元)。存貨改善主要由於製衣部門減少原料及在製貨品。由於農曆新年在二零零二年是於二月份(二零零零年：二零零一年是於一月份)，該部門毋需於二零零一年年底增產以應付旺季銷售高峯期。銷售方面之存貨可供銷售日數由上年度32天降至二零零一年財政年度之30天。本集團之存貨可供銷售日數目標介乎28天至32天。

At year-end 2001, the Group's inventory was HK$283 million (2000: HK$303 million). This improvement was mainly due to the reduction of raw materials and work in progress at the Manufacturing Division. As Chinese New Year fell in February 2002 (2000: January 2001), the Division did not need to boost up production at the end of 2001 to prepare for the peak seasonal sales. Inventory turnover on sales was reduced from 32 days in the prior year to 30 days in fiscal year 2001. The Group's target inventory turnover range is between 28 to 32 days.

於二零零一年十二月三十一日，本集團長期融資租賃債務達10百萬港元(二零零零年：14百萬港元)。該項未償還之人民幣負債為年息12.0厘，直至二零零五年為止。本集團總負債額為625百萬港元(二零零零年：511百萬港元)，若按股東權益1,695百萬港元(二零零零年：1,558百萬港元)計算，資本負債比率為0.4(二零零零年：0.3)。

As at December 31, 2001, the Group's long-term finance lease amounted to HK$10 million (2000: HK$14 million). This outstanding liability is denominated in Reminbi at an interest rate of 12.0 percent per annum until 2005. Total liabilities amounted to HK$625 million (2000: HK$511 million), representing a gearing ratio of 0.4 (2000: 0.3) based on shareholders' equity of HK$1,695 million (2000: HK$1,558 million).

作為本集團風險管理政策之一部分，本集團已訂立若干外匯期貨合約，以減低海外市場在採購貨品時所面對之外匯風險。此外，本集團在適當時會提高在當地採購之比重，以更有效減低其貨幣風險。

As part of the Group's risk management policy, it has entered into limited foreign currency contracts to minimize exchange risks arising from overseas markets' inventory procurement. In addition, the Group pursued a higher proportion of local sourcing, where appropriate, to effectively mitigate local currency risks.

二零零一年財政年度購買固定資產開支總額為332百萬港元。除用於上述長期租賃之207百萬港元外，其餘125百萬港元為定期資本性開支，佔二零零一年經營業務現金流入淨額28.0%(二零零零年：36.1%)。

Purchase of fixed assets totalled HK$332 million in fiscal year 2001. Apart from the HK$207 million spent on securing the long-term leases discussed above, regular capital expenditure accounted for the remaining HK$125 million, which represented 28.0 percent (2000: 36.1 percent) of net cash inflow from operating activities in 2001.

本集團於二零零一年年底融資信貸額合共748百萬港元，其中85百萬港元之循環信貸已提用但尚未償還。本集團亦有或然負債達60百萬港元(二零零零年：58百萬港元)，全部皆在正常業務運作中而產生。

The Group had financing facilities totalling HK$748 million at year-end 2001, of which HK$85 million under revolving loan facility had been drawn and was outstanding. The Group also had contingent liabilities of HK$60 million (2000: HK$58 million), which had all been incurred in the normal course of business.

人力資源

HUMAN RESOURCES

於二零零一年十二月三十一日，本集團僱員人數約為8,300名。高級管理人員達17名，其中過半數已在本集團服務逾八年。在過去兩年，本集團招募多名高級管理人員，他們擁有不同方面的專長及來自不同的國家。本集團仍繼續在海內外招攬精英，加強本身管理層實力。

On December 31, 2001, the Group had approximately 8,300 employees. The Senior Management team consisted of 17 people and over half of them had been with the Group for over eight years. In the past two years, the Group had recruited a number of senior managers who are experts in various fields and of various nationalities. The Group is continuing its quest for multi-racial talents to enhance the breadth and depth of Management.

為吸引及保留優秀幹練人才，本公司提供購股權予大多數高級管理人員，以優厚薪酬予各級員工，更向本集團所有營運員工發放按目標為本計算之花紅。

In order to attract and retain a high caliber of capable and motivated workforce, the Company offers share options to most senior managers, competitive remuneration package for all levels of staff and goal-oriented bonuses for all operation staff of the Group.

零售及分銷部門概況

HIGHLIGHTS OF THE RETAIL AND DISTRIBUTION DIVISION

經計入77百萬港元之不利外匯影響後，零售及分銷部門仍錄得營業額3,262百萬港元，上升1.1%。基於經濟狀況欠佳，再加上秋冬兩季和暖，致使本集團多個市場在下半年表現令人失望。憑著新產品推出之成功，本集團在十一月至十二月間開始收復部分失地。二零零一年整個財政年度內，可比較店舖銷售總額下降4.3%，而可比較店舖毛利則較去年下降2.8%。

The Retail and Distribution Division registered a turnover growth of 1.1 percent, to HK$3,262 million, after accounting for an unfavorable foreign exchange impact of HK$77 million. Worsening economic conditions coupled with an unseasonably warm fall/winter had contributed to the disappointing performance in many of the Group's markets in the second half. The Group began to recover some of the lost grounds in November and December, largely due to successful product launches. For the full year 2001, total comparable store sales declined 4.3 percent, while comparable store gross profit fell 2.8 percent over last year.

受到台灣銷售額下降之影響，*Giordano Unisex*於二零零一年之零售營業額下降2.3%。毛利率則較去年微升0.6個百分點。

In 2001, retail turnover from *Giordano Unisex* decreased 2.3 percent, mainly owing to a decline in sales in Taiwan. Gross margin increased slightly by 0.6 percentage point over last year.

*Giordano Ladies*於台灣及香港方面之業績理想，加上國內多間新店開業，致使零售營業額上升22.1%，但毛利率則較上年度下降1.3個百分點。

Retail turnover from *Giordano Ladies* improved 22.1 percent, due to better performance in Taiwan and Hong Kong and new store openings in Mainland China. Gross margin was 1.3 percentage points lower than the prior year.

年內，*Giordano Junior*之零售營業額減少1.5%。毛利率則上升0.7個百分點。

During the year, retail turnover from *Giordano Junior* decreased 1.5 percent. Gross margin improved 0.7 percentage points.

於二零零一年財政年度，*Bluestar Exchange*之零售營業額上升31.2%，而毛利率上升6.4個百分點。從上述升幅可見，該新品牌已為香港及台灣消費者所接受。然而，德國之合營公司在未來兩年內，仍未能期望會提供任何重大盈利貢獻。

Retail turnover from *Bluestar Exchange* increased 31.2 percent and gross margin rose 6.4 percentage points in fiscal year 2001. These improvements reflected consumer acceptance of this new brand in both Hong Kong and Taiwan. However, the joint venture in Germany is not expected to make any material contribution in the next two years.

各類品牌透過不同分銷渠道到最終消費者之零售銷售總額較二零零零年度上升8.5%，列表如下：

As highlighted in the table below, aggregate retail sales of all brands through all our different distribution channels to end consumers increased 8.5 percent over year 2000:

(以百萬港元為單位) (in HK$ millions)	*Giordano Unisex*	*Giordano Ladies*	*Giordano Junior*	*Bluestar Exchange*	總計 Total
二零零一年 Year 2001	4,376	129	252	196	4,953
二零零零年 Year 2000	4,113	102	201	149	4,565
比對去年之增幅 Year-on-year increase	6.4%	26.5%	25.4%	31.5%	8.5%

主要市場(即佔本集團零售營業總額10%或以上之任何市場)之論述載列於下頁。

A discussion on key markets (namely any market accounting for 10 percent or more of the Group's total retail turnover) is set out on next page.

中國大陸 MAINLAND CHINA

		2001	2000	1999	1998	1997
銷售額(百萬港元) *	Sales (HK$ millions) *	**808**	712	544	513	565
每平方呎銷售額(港元) **	Sales per sq. ft. (HK$) **	**4,700**	5,500	5,500	4,800	5,500
可比較店鋪之銷售額 增加/(減少) ***	Comparable store sales increase/(decrease) ***	**–**	6%	8%	(21%)	(28%)
零售樓面面積(平方呎) ****	Retail floor area (sq. ft.) ****	**382,600**	298,300	222,600	198,500	180,800
門市數目 ****	Number of outlets ****	**461**	357	253	211	170
售貨員數目 *****	Number of sales associates *****	**540**	480	350	346	344

* *包括售予特許專賣商之淨銷售額*
** *按加權平均基準計算之直接管理門市*
*** *指於兩個作比較之財政年度內均開業十二個月之直接管理門市*
**** *於十二月三十一日之直接管理及特許專賣商門市總數*
***** *於十二月三十一日之直接管理門市*

* *Including net sales to authorized dealers*
** *On weighted average basis for directly managed retail outlets*
*** *For directly managed outlets which were open for the full 12 months in each of the two fiscal years under comparison*
**** *Total directly managed and authorized dealer outlets as at December 31*
***** *For directly managed outlets as at December 31*

營業額增加13.5%至808百萬港元(二零零零年:712百萬港元)。增長放緩乃部分由於有較多下雨天及若干主要城市進行修路工程。

Turnover rose 13.5 percent to HK$808 million (2000: HK$712 million). Slower growth was partly attributed to the rainy weather and ongoing construction work in some major cities.

年中,本集團於上海及北京兩地推出*Giordano Ladies*品牌。於二零零一年十二月三十一日,國內設有八間*Giordano Ladies*店鋪。與本集團目標相乎,本集團銷售網絡淨增加104間店鋪。就以年底逾400間經營中店鋪計,本集團具備充分條件落實重大策略,以提高這個市場之經營邊際利潤。為保持及提升本身在國內之市場地位,本集團從下半年起一直與特許專賣商緊密合作,提高店鋪生產力。

In the middle of the year, the Group launched *Giordano Ladies* in Shanghai and Beijing. As at December 31, 2001, there were eight *Giordano Ladies* stores in Mainland China. In line with the Group's target, there was a net addition of 104 stores to the network. With over 400 stores operating at the end of the year, there is sufficient critical mass to implement strategies to improve operating margin in this market. To sustain and enhance its market position in Mainland China, the Group has been working more actively with its authorized dealers to improve store productivity since the latter part of the year.

中國在加入世界貿易組織後,國內市場競爭將更加劇烈,本集團為面對這激烈之競爭會加強其零售網絡,鞏固國內市場。同時,管理層亦會針對特定市場,將繼續發展*Giordano Ladies*及*Giordano Junior*兩個系列。短期而言,中國大陸市場仍會是本集團業務增長之主要推動力,而*Giordano Unisex*系列亦將提供主力增長。

In preparation for a more competitive market after Mainland China's accession to the World Trade Organization, the Group will galvanize its retail network to serve the market better. Management will also continue to develop the *Giordano Ladies* and *Giordano Junior* lines to serve the niche markets. In the near term, Mainland China will remain one of the Group's key growth drivers, with the *Giordano Unisex* line providing the majority of the growth.

香港

HONG KONG

		2001	2000	1999	1998	1997
銷售額(百萬港元)	Sales (HK$ millions)	**760**	788	682	588	762
每平方呎銷售額(港元) *	Sales per sq. ft. (HK$) *	**6,400**	7,000	9,400	11,100	16,300
可比較店舖之銷售額 (減少)/增加 **	Comparable store sales (decrease)/increase **	**(8%)**	(5%)	8%	(22%)	(18%)
零售樓面面積(平方呎) ***	Retail floor area (sq. ft.) ***	**114,200**	127,300	100,000	58,300	51,400
門市數目 ***	Number of outlets ***	**72**	74	61	49	53
售貨員數目 ***	Number of sales associates ***	**462**	514	441	326	427

* *按加權平均基準計算*
** *指於兩個作比較之財政年度內均開業十二個月之門市*
*** *於十二月三十一日*

* *On weighted average basis*
** *For outlets which were open for the full 12 months in each of the two fiscal years under comparision*
*** *As at December 31*

營業額為760百萬港元(二零零零年:788百萬港元),較去年下跌3.6%,但毛利率則上升3.5個百分點。

Turnover was HK$760 million (2000: HK$788 million), down 3.6 percent over the previous year, but gross margin improved 3.5 percentage points.

*Giordano Unisex*之營業額下降7.7%,而*Giordano Ladies*方面則較上年度上升11.3%。*Giordano Ladies*以其服務及優質手工的產品見稱,因此享譽為優質女裝品牌。*Bluestar Exchange*之營業額上升4.5%,而毛利率則上升7.7個百分點。改善產品組合及降低投入成本,為超乎預期效果之主要背後原因。

Turnover from *Giordano Unisex* contracted 7.7 percent, while *Giordano Ladies* rose 11.3 percent from the prior year. *Giordano Ladies* has gained the reputation as a quality women's wear name, for its service and workmanship. Turnover from *Bluestar Exchange* grew 4.5 percent while gross margin increased 7.7 percentage points. Improved product mix and lower input costs were behind the better-than-expected results.

*佐丹奴*品牌經提升產品價值後,成功攀上更高檔次。管理層將繼續透過更佳之產品陳列及店舖組合,強化本身之品牌定位。

Through enhanced product value, the *Giordano* brand has successfully moved up to a higher market segment. Management will continue to strengthen its brand positioning through better visual merchandising and shop portfolio.

台灣 TAIWAN

		2001	2000	1999	1998	1997
銷售額 *(百萬港元)*	Sales *(HK$ millions)*	**746**	871	953	710	753
每平方呎銷售額 *(港元)* *	Sales per sq. ft. *(HK$)* *	**3,600**	5,500	6,000	4,300	4,500
可比較店舖之銷售額 (減少)/增加 **	Comparable store sales (decrease)/increase **	**(14%)**	(4%)	31%	(8%)	(9%)
零售樓面面積 *(平方呎)* ***	Retail floor area *(sq. ft.)* ***	**232,400**	184,500	165,700	156,400	168,500
門市數目 ***	Number of outlets ***	**181**	159	178	184	191
售貨員數目 ***	Number of sales associates ***	**763**	826	827	680	787

* *按加權平均基準計算*
** *指於兩個作比較之財政年度內均開業十二個月之門市*
*** *於十二月三十一日*

* *On weighted average basis*
** *For outlets which were open for the full 12 months in each of the two fiscal years under comparision*
*** *As at December 31*

台灣之營業額下降14.4%至746百萬港元（二零零零年：871百萬港元），其中部分原因是由於二零零一年新台幣兑港元之匯率貶值5.7%。

Turnover in Taiwan contracted 14.4 percent to HK$746 million (2000: HK$871 million), partly attributable to the fact that the New Taiwan Dollar devalued 5.7 percent against the Hong Kong Dollar in 2001.

於第二季，隨著管理層着手削減以往季節尚餘之過多存貨，毛利率亦告下跌。管理層開始在第三季對*佐丹奴*品牌重新定位，當中包括採用市場區分策略。於今年下半年，台灣南北部地區整體銷售已見改善。然而，因受到兩個具破壞力之颱風吹襲，結果將九月份之升勢扭轉。最新數字顯示銷售額跌勢漸定。

In the second quarter, gross margin fell as Management undertook measures to reduce excess inventory from previous seasons. Management began to reposition the *Giordano* brand in the third quarter, partly through market segmentation strategy. Overall sales in the northern and southern districts began to improve in the latter part of the year. Two destructive typhoons, however, reversed the improvement trend in September. Latest figures indicate that sales decline is stabilizing.

年內，所有品牌(*Giordano Ladies*除外)之可比較店舖銷售額較上年度倒退。其中部分原因是有待時間作出調整產品組合，以迎合不同地區消費者不時改變的需要。

During the year, comparable store sales of all brands, except *Giordano Ladies*, deteriorated over the prior year. This was partly attributable to the time required in adjusting the product mix to suit the changing needs of customers in different districts.

管理層預計台灣在二零零二年之宏觀經營環境仍然困難。本集團將會在產品多元化、銷售產品成本效益及微觀市場推廣方面精益求精。以更佳之採購及存貨管理，二零零一年出現之清貨傾銷情況將不會於二零零二年重演。

Management anticipated Taiwan's macro environment to remain tough in 2002. The Group will strive to excel on product differentiation, cost-effective merchandising and micro marketing. With better procurement and inventory management, clearance sales that took place in 2001 will not have to be repeated in 2002.

新加坡

SINGAPORE

		2001	2000	1999	1998	1997
銷售額 *(百萬港元)*	Sales *(HK$ millions)*	**330**	349	349	234	284
每平方呎銷售額 *(港元)* *	Sales per sq. ft. *(HK$)* *	**9,700**	13,300	13,800	8,500	10,300
可比較店鋪之銷售額 (減少)/增加 **	Comparable store sales (decrease)/increase **	**(13%)**	(5%)	48%	(16%)	(15%)
零售樓面面積 *(平方呎)* ***	Retail floor area *(sq. ft.)* ***	**37,800**	32,400	24,400	28,000	28,700
門市數目 ***	Number of outlets ***	**44**	35	27	31	33
售貨員數目 ***	Number of sales associates ***	**278**	254	228	202	235

* *按加權平均基準計算*
** *指於兩個作比較之財政年度內均開業十二個月之門市*
*** *於十二月三十一日*

* *On weighted average basis*
** *For outlets which were open for the full 12 months in each of the two fiscal years under comparision*
*** *As at December 31*

營業額較去年下跌5.4%至330百萬港元（二零零零年：349百萬港元）。新加坡元貶值6.2%，正是銷售額下跌的主因。

新加坡經濟於今年下半年急速惡化，加上激烈的競爭，很多零售商選用大幅折扣促銷。相反，管理層採取產品增值策略以提供獨特產品，成功地抵禦競爭。從上年度毛利率提升1.1個百分點足以證明上述策略已見成效。管理層將於二零零二年繼續採用是項策略。

Turnover slipped 5.4 percent year-on-year to HK$330 million (2000: HK$349 million). The Singapore dollar devalued 6.2 percent, which largely explained the decline in sales.

The Singapore economy deteriorated rapidly in the second half of the year. Coupled with intensified competition, many retailers opted for heavy discounting. Management pursued a value-added product strategy instead and successfully fended off competition with differentiated products. The strategy has paid off, as demonstrated by the 1.1 percentage points improvement in gross margin from the prior year. Management will continue to pursue this strategy for 2002.

其他已發展市場

OTHER ESTABLISHED MARKETS

其他已發展市場之營業額概列如下：

The turnover of our other established markets in 2001 is summarized in the following table:

(以百萬港元為單位) *(in HK$ millions)*	馬來西亞 Malaysia	澳洲 Australia	泰國 Thailand	印尼 Indonesia	總計 Total
二零零一年 Year 2001	100	64	29	29	222
二零零零年 Year 2000	93	29	23	16	161
比對去年之增幅 Year-on-year increase	7.5%	120.7%	26.1%	81.3%	37.9%

新市場

NEW MARKETS

日本

本集團於二零零一年三月在日本大阪環球片場開設首間店舖。於年底已分別在大阪及東京各開設兩間店舖，面積介乎2,000至6,000平方呎。儘管營業額低於預期，管理層對於品牌漸有知名度及客人對產品質素的肯定，亦感到欣慰。迄今產生之開辦虧損是於預算內。在未來幾季內，管理層將在產品分類方面精益求精，以及提高物流效益。本集團已整裝待發，一旦充分了解顧客之品味，即會迅速擴展當地之業務。

JAPAN

The Group opened its first shop in Japan at the Universal Studio Japan (Osaka) in March 2001. At the end of the year, there were two shops operating in Osaka and two in Tokyo. Shop sizes range from 2,000 to 6,000 square feet. Despite slower-than-expected turnover, Management is pleased with the level of brand awareness gained, as well as customer's affirmation of the product's quality. Start-up losses incurred to date are within budget. Management will spend the next few seasons to refine the product assortment and improve logistics efficiencies. The Group is ready for a rapid rollout, as soon as sufficient insight of customer preference is gained.

德國

本集團於二零零一年三月透過合營公司首次進軍德國市場。於本財政年度底，共有23間*Bluestar Exchange*門市，以店中店形式，在大型超市連鎖店內經營，平均零售面積介乎600至1,600平方呎。首個經營年份錄得之虧損是於預算內。本集團計劃到二零零二年年底前擴展上述銷售網絡，使門市數目增加至約50間。德國乃本集團進軍歐盟消費市場之重要大門。本集團亦希望透過上述合營公司，打入地位日益重要之東歐成衣生產基地。

GERMANY

The Group made its debut in Germany through a joint venture in March 2001. By the end of the fiscal year, there were 23 *Bluestar Exchange* outlets operating within a hypermarket chain in a shop-in-shop format. Average retail footage ranges from 600 to 1,600 square feet. Losses for the first year of operation were contained within budget. The Group is planning to expand the network to approximately 50 outlets by the end of year 2002. Germany is an important gateway for the Group to enter into the European Union consumer market. Through this venture, the Group also wishes to tap into the increasingly important East European apparel-manufacturing base.

合營公司

韓國

營業額較上年度上升24.3%。年內，市場競爭加劇，導致價格下調。正如在大多數市場所作策略一樣，本集團以高增值策略向韓國消費者提供獨特及優質產品。為提高品牌形象，現存店舖將在適當時機轉為大型店舖模式經營。

二零零二年，本集團計劃增設約20間*Giordano Unisex*及10間*Giordano Junior*門市。

中東

年終，中東方面營業額上升23.3%。經過在區內約七年經營後，本集團已成功打入主流消費群，目前銷售額主要來自當地居民。本集團之長遠策略，將以阿聯酋作為地區總部，並進一步拓展其他鄰近市場。本集團對此策略成效日益感到樂觀。

製衣部門概況

製衣部門在未扣除分部間銷售，其營業額為727百萬港元，與二零零零年財政年度相同。經營溢利達57百萬港元（二零零零年：95百萬港元）。製衣部門貢獻減少出於下列原因：

(1) 競爭加劇導致毛利率下降。

(2) 撤銷中介角色導致佣金收入下降。

從正面來看，製衣部門透過直接與日本當地零售商合作，進一步拓展日本市場。年內，對日本之銷售額增加50.5%，有助提高該部門之銷售額。

JOINT VENTURES

KOREA

Turnover improved 24.3 percent over the year before. Competition fiercely intensified during the year, causing downward pressure on prices. Similar to most of our markets, the Group resorted to a higher value-added strategy by offering the Korean consumers with differentiated and quality products. In order to enhance the brand image, existing shops will shift to bigger shop formats wherever appropriate.

In 2002, the Group plans to add about 20 *Giordano Unisex* and 10 *Giordano Junior* outlets.

MIDDLE EAST

Middle East ended the year with a 23.3 percent turnover growth. After about seven years of operation in the region, the Group has successfully penetrated into the mainstream consumer group, with the majority of the sales now derived from local residents. The Group is increasingly optimistic in its longer term strategy of using the UAE as regional headquarters to expand further into other neighboring markets.

HIGHLIGHTS OF THE MANUFACTURING DIVISION

The Manufacturing Division's turnover before elimination of inter-segment sales was HK$727 million, same as fiscal year 2000. Operating profit amounted to HK$57 million (2000: HK$95 million). The drop in the contribution of the manufacturing operations was attributable to the following factors:

(1) contracted gross margin due to intensified competition.

(2) decrease in commission income due to elimination of intermediary role.

On the positive side, the Manufacturing Division has made further inroads into the Japanese market by working directly with the local retailer. Sales to Japan increased 50.5 percent during the year, which helped to lift volume sales for the Division.

於二零零一年財政年度，製衣部門供應本集團零售及分銷部門之採購要求約佔24%（二零零零年：25%）。

In fiscal year 2001, the Manufacturing Division supplied approximately 24 percent (2000: 25 percent) of the Retail and Distribution Division's sourcing requirement.

管理層預計中國加入世界貿易組織後，製衣業競爭將更激烈。國內製衣商數目龐大，將構成價格下調壓力。因此，有需要降低經營費用和保持靈活多變架構。管理層不會向生產量方面作出競爭，而是專注下列各點：(1)向客戶提供廣泛服務，(2)藉監督東部省份之其他低成本生產基地，發揮在生產效益及品質保證方面之專長；及(3)擴展在國內布料採購能力。基於上述各項努力，管理層深信本集團已作好定位，以應付未來之挑戰。

Management expects competition in the manufacturing industry will be fierce after Mainland China's accession to the World Trade Organization. The availability of unlimited number of manufacturers in Mainland China will exert downward price pressure. It is therefore essential to keep overhead low and maintain a versatile structure. Rather than competing on manufacturing capacity, Management's focus is on (1) offering a comprehensive range of services to customers; (2) leveraging our expertise in production run and quality assurance by supervising other low cost manufacturing bases in the eastern provinces; and (3) extending our fabric sourcing capability in Mainland China. With the above efforts, Management is confident that the Group is well positioned to meet the challenge ahead.

下表顯示製衣部門營業額分項數字：

The following table shows a breakdown of our manufacturing turnover:

		2001	2000	1999	1998	1997
營業額 *(百萬港元)*	Turnover *(HK$ millions)*	**727**	727	565	613	777
佔營業額之百分率：	**Percentage of turnover to:**					
本集團	The Group	**70**	72	65	58	65
第三者	Third Parties					
日本	Japan	**25**	17	15	20	18
香港	Hong Kong	**3**	5	18	10	7
韓國	Korea	**1**	2	–	1	2
中國大陸	Mainland China	**–**	4	–	1	1
其他	Others	**1**	–	2	10	7

展望

面臨全球經濟前景不明朗、失業率上升以及激烈的競爭，管理層預計二零零二年零售業務經營環境將會面臨重大挑戰。本集團定會悉力以赴，提供獨特且更具增值功能之產品，務求保持市場優勢。此外，管理層仍會堅守優質產品及優質服務承諾，以保障本集團之盈利。今年，本集團仍會繼續雙管齊下採取多品牌及跨地區之發展策略，審慎管理每個品牌，以針對個別市場需要及抓緊下列湧現之商機：

(1) 現有市場重現活力

中期而言，中國大陸、香港及台灣仍屬本集團主要營業額及盈利來源。在上述已發展市場，*佐丹奴*品牌將繼續注入新動力，並在多品牌策略方面精益求精。在中國大陸方面，管理層將改變自行管理店舖之組合，即轉移為大型店舖之模式，及訂立年期更長之租約。至於香港方面，業務焦點在於主要透過增值產品爭取市場領先地位。在台灣，本集團將主力進行市場區分及拓展*Bluestar Exchange*業務。

(2) 提高邊際利潤

在通縮環境下，加上中國大陸東部地區生產基地發展成熟，管理層預計投入成本將會下降。租金及員工成本下降均有助提高營運邊際利潤。而且，網上科技應用日趨普遍，可望提高效益，特別是存貨管理方面。同時，管理層亦期望各地區業務之經理能透過更迅速地運用其他市場資訊，以加強本身產品表現。

OUTLOOK

Amid an uncertain global economic outlook, rising unemployment and intensifying competition, Management anticipates the retail business environment to be very challenging in 2002. The Group will strive to sustain its dominant market position by offering differentiated and functionally value-added products. In addition, Management will reiterate its commitment to product and service quality, as a means to protect the Group's gross margin. A two-pronged approach employing a multi-brand and multi-region development strategy will continue into the year. In particular, the Group will carefully manage its brands for distinct market segmentation and is excited about the following opportunities:

(1) Existing market revitalization

In the medium term, Mainland China, Hong Kong and Taiwan will continue to be the Group's major turnover and profit contributors. In these relatively established markets, we will continue to revitalize the *Giordano* brand and refine our multi-branding strategy. In Mainland China, Management will modify the shop portfolio of the self-managed stores, by transforming some into larger store formats and committing to longer term leases. In Hong Kong, the focus will be on securing leading market position, mainly through value-added products. In Taiwan, the emphasis will be on market segmentation and the expansion of *Bluestar Exchange*.

(2) Margin enhancement

In a deflationary environment and with the maturing of manufacturing bases in eastern Mainland China, Management expects input cost will fall. Lower rental and staff expenses will help to enhance the operating margin. In addition, the increased usage of web-based technology will bring about efficiency gains, especially in the area of inventory management. Country managers are expected to utilize the other markets' information more readily to improve their respective product performance.

(3) 拓展新市場

於本年內，本集團已開拓至兩個重要新市場，即日本及德國。在未來數年內，本集團將繼續在上述兩個市場推行建立品牌及產品測試活動。同時，管理層亦會發掘機會，拓展歐洲之批發業務。

(3) New market penetration

During the year, the Group expanded into two important new markets, namely Japan and Germany. In the next few years, the Group will continue its brand building and product testing in these two markets. Management is also looking into the development of wholesale business opportunities in Europe.

董事會同寅茲向全體股東提呈本公司及本集團截至二零零一年十二月三十一日止年度之報告書及已審核財務報表。

The directors have pleasure in submitting their report together with the audited financial statements of the Company and the Group for the year ended December 31, 2001.

主要業務

本公司為一投資控股公司。本集團之主要業務為經營零售及分銷「佐丹奴」、「GIORDANO LADIES」、「GIORDANO JUNIOR」及「BLUESTAR EXCHANGE」等品牌之便服及配襯用品。該等品牌提供由基本至流行時尚優質且物有所值之服裝。本集團亦經營成衣製造業務，供應本集團零售業務需求，並向本集團以外之人士銷售OEM產品。

PRINCIPAL ACTIVITIES

The Company is an investment holding company. The principal business of the Group is the retailing and distribution of casual apparel and accessories under "GIORDANO", "GIORDANO LADIES", "GIORDANO JUNIOR" and "BLUESTAR EXCHANGE" brands. These brands offer basic to modern fashionable apparel of quality and value. The Group also carries on apparel manufacturing operation, supporting the Group's retail business and supplying OEM products to third parties.

分部資料

本集團截至二零零一年十二月三十一日止年度按照主要業務及營運地區之表現分析載於第55至58頁之財務報表附註2。

SEGMENTAL INFORMATION

An analysis of the Group's performance by principal activities and geographical locations of operations for the year ended December 31, 2001 is set out in note 2 to the financial statements on pages 55 to 58.

業績

本集團截至二零零一年十二月三十一日止年度之業績、現金流動及本公司與本集團於該日之財政狀況俱載於第42至90頁之財務報表內。

RESULTS

The results and cash flow of the Group for the year ended December 31, 2001, and the state of affairs of the Company and of the Group as at that date, are set out in the financial statements on pages 42 to 90.

股息

中期股息每股4.5港仙已於二零零一年九月十二日派發。

截至二零零一年十二月三十一日止年度，董事會向股東建議派發末期股息每股4.5港仙及特別股息每股5.0港仙。

DIVIDENDS

An interim dividend of 4.5 HK cents per share was paid on September 12, 2001.

The directors recommend to shareholders the payment of a final dividend of 4.5 HK cents per share and a special dividend of 5.0 HK cents per share for the year ended December 31, 2001.

儲備

本年度內，儲備之變動情況載於第74至79頁之財務報表附註18。

RESERVES

Movements in reserves during the year are set out in note 18 to the financial statements on pages 74 to 79.

可供分派儲備

截至二零零一年十二月三十一日，本公司之可供分派之滾存溢利及繳入盈餘為931百萬港元（二零零零年：675百萬港元（重新列賬））。

DISTRIBUTABLE RESERVES

As at December 31, 2001, the retained profits of the Company together with the contributed surplus available for distribution amounted to HK$931 million (2000: HK$675 million as restated).

慈善捐款

本集團在本年度內之慈善捐款為0.5百萬港元。

CHARITABLE DONATIONS

Donations made for charitable purposes by the Group during the year amounted to HK$0.5 million.

固定資產

本年度內，集團共添置約332百萬港元之固定資產。本年度固定資產之變動情況載於第68及69頁之財務報表附註11。

FIXED ASSETS

During the year, the Group acquired fixed assets of approximately HK$332 million. Movements in fixed assets during the year are set out in note 11 to the financial statements on pages 68 and 69.

主要附屬公司

本公司於二零零一年十二月三十一日主要附屬公司詳情載於第87至90頁之財務報表附註29。

PRINCIPAL SUBSIDIARIES

Particulars of the Company's principal subsidiaries as at December 31, 2001 are set out in note 29 to the financial statements on pages 87 to 90.

銀行貸款、透支及其他借款

於二零零一年十二月三十一日，本集團之銀行貸款、透支及其他借款須於以下期間償還：

BANK LOANS, OVERDRAFTS AND OTHER BORROWINGS

As at December 31, 2001, the Group's bank loans, overdrafts and other borrowings were repayable over the following periods:

(以百萬港元為單位)	*(In HK$ millions)*	銀行貸款及透支 Bank loans and overdrafts	其他借款 Other borrowings
即付或一年內	On demand or within one year	$85	$ 4
一年至兩年內	Between one and two years	—	10
三年至五年內	Between three and five years	—	4
		$85	$18

主要供應商及客戶

本集團首五大供應商及客戶所佔的購買及銷售總額均低於30%。

MAJOR SUPPLIERS AND CUSTOMERS

The aggregate percentages of purchases and sales attributable to the Group's five largest suppliers and customers respectively are less than 30 percent.

十年財務摘要

本集團過去十個財政年度之業績、資產及負債摘要載於第2及3頁。

TEN-YEAR FINANCIAL HIGHLIGHTS

A summary of the results, assets and liabilities of the Group for the last ten fiscal years is set out on pages 2 and 3.

購股權資料

購股權計劃之摘要及本公司購股權於年內之變動詳情載於第91至98頁。

SHARE OPTION INFORMATION

A summary of the share option scheme and details of the movement in share options of the Company during the year are set out on pages 91 to 98.

股本

本公司之股本於年內變動詳情載於第73及74頁之財務報表附註17。

SHARE CAPITAL

Details of the movements in share capital of the Company during the year are shown in note 17 to the financial statements on pages 73 and 74.

股份優先購買權

本公司之細則中並無股份優先購買權之規定，而百慕達法例則無限制此等權利。

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's Bye-Laws although there are no restrictions against such rights under the laws of Bermuda.

購買、出售或贖回本公司之上市證券

本公司於年內並無贖回其股份。本公司及各附屬公司於年內亦無購買或出售任何本公司之股份。

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year.

董事會

本年度內及截至本報告日為止之董事為：

劉國權先生
歐文柱先生 *
William Garrett BENNETT 先生 #
畢滌凡先生 *
馮永昌先生
李鵬飛先生，JP *
馬灼安先生
黃百全先生
陳鉅添先生
(於二零零一年一月十日辭任)
吳士元先生
(於二零零一年十一月一日辭任)

* *獨立非執行*
\# *非執行*

DIRECTORS

The directors who held office during the year and up to the date of this report were:

Mr. LAU Kwok Kuen, Peter
Mr. AU Man Chu, Milton *
Mr. William Garrett BENNETT #
Mr. Barry John BUTTIFANT *
Mr. FUNG Wing Cheong, Charles
Mr. LEE Peng Fei, Allen, JP *
Mr. MAH Chuck On, Bernard
Mr. WONG Pak Chuen, Paul
Mr. CHAN Kui Tim, Jimmy
(resigned on January 10, 2001)
Mr. NG Sze Yuen, Terry
(resigned on November 1, 2001)

* *Independent non-executive*
\# *Non-executive*

根據本公司細則第98條，馮永昌先生及黃百全先生於即將舉行之股東週年大會上輪值告退，備選再任。

Messrs. Fung Wing Cheong, Charles and Wong Pak Chuen, Paul will retire at the forthcoming Annual General Meeting in accordance with Bye-Law 98 of the Company's Bye-Laws and, being eligible, offer themselves for re-election.

於本報告日，本公司董事及本集團高級管理人員之履歷載於第10至15頁。

Biographical details of the directors of the Company and senior management of the Group as at the date of this report are set out on pages 10 to 15.

董事服務合約

在即將召開之股東週年大會上膺選連任之董事，概無與本公司或其附屬公司訂立本集團不可於一年內無須賠償(法定補償除外)而終止之服務合約。

DIRECTORS' SERVICE CONTRACTS

The directors being proposed for re-election at the forthcoming annual general meeting do not have any service contract with the Company or its subsidiaries which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

董事享有權益之合約

本公司或其任何附屬公司概無參與訂立於年終或年內任何時間使本公司任何董事擁有不論直接或間接之重大權益之合約。

DIRECTORS' INTERESTS IN CONTRACTS

None of the directors had a material interest, whether directly or indirectly, in any contract of significance subsisting during or at the end of the year to which the Company or any of its subsidiaries was a party.

董事之股份權益

於二零零一年十二月三十一日，董事及行政總裁在本公司之已發行股份權益如下：

DIRECTORS' INTERESTS IN SHARES

As at December 31, 2001, the interests of the directors and chief executive in the issued share capital of the Company were as follows:

		持有股份數目及權益性質 Number of shares held and nature of interest				已授出而尚未行使之購股權可認購股份之數目 Number of shares over which options had been granted which remained outstanding
董事	Director	個人 Personal	家族 Family	公司 Corporate	總額 Total	
劉國權	Lau Kwok Kuen, Peter	11,708,000	–	–	11,708,000	25,000,000
馮永昌	Fung Wing Cheong, Charles	–	–	–	–	1,700,000
馬灼安	Mah Chuck On, Bernard	479,086	–	–	479,086	1,840,000
黃百全	Wong Pak Chuen, Paul	1,296,000	–	–	1,296,000	748,000

除上述披露外，各董事及行政總裁或彼等之聯繫人士概無於本公司或其任何聯繫公司（按證券（披露權益）條例（「該條例」）之涵義）之股本權益中擁有任何須遵照該條例第28條知會本公司及香港聯合交易所有限公司之權益（包括根據該條例第31條或附件第I部被視為或假定擁有之權益）或須遵照該條例第29條列入所述之登記名冊內之權益。

Save as disclosed above, none of the directors and chief executive or their associates had any interests in the share capital of the Company or its associated corporations (within the meaning of the Securities (Disclosure of Interests) Ordinance ("Ordinance")) which had to be notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to section 28 of the Ordinance (including interests which they were deemed or taken to have under section 31 of, or Part I of the Schedule to, the Ordinance) or which were required, pursuant to section 29 of the Ordinance, to be entered in the register referred to therein.

董事購入股份或債券之權利

DIRECTORS' BENEFITS FROM RIGHTS TO ACQUIRE SHARES OR DEBENTURES

本年度內，本公司以每股3.384港元行使價授出可認購200,000股股份之購股權予黃百全先生。

During the year, options to subscribe for 200,000 shares of the Company were granted to Mr. Wong Pak Chuen, Paul at the exercise price of HK$3.384 per share.

本年度內，劉國權先生以每股2.22港元行使價行使其年前授予之購股權可認購共1,400,000股。

During the year, options to subscribe for 1,400,000 shares granted in previous years were exercised by Mr. Lau Kwok Kuen, Peter at the exercise price of HK$2.22 per share.

除上述者外，本公司或其任何附屬公司年內概無訂立任何安排，致使本公司董事或彼等之配偶或未滿十八歲之子女可藉購入本公司或其他法團之股份或債券而獲益。

Apart from the above, at no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company or any of their spouses or children under the age of 18 to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

主要股東權益

SUBSTANTIAL SHAREHOLDERS' INTERESTS

就各董事所知，於二零零一年十二月三十一日，本公司根據該條例第16(1)條規定存置之登記冊內之記錄，並無任何人士直接或間接擁有本公司已發行股本10%或以上之權益。

So far as the directors are aware, no parties were, directly or indirectly, interested in 10 percent or more of the issued share capital of the Company as at December 31, 2001 as recorded in the register required to be kept by the Company under section 16(1) of the Ordinance.

管理合約

MANAGEMENT CONTRACTS

本年度內，本公司並無訂立或存在任何與本公司全部或重要業務有關之管理及行政合約。

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

遵守最佳應用守則

董事會認為，本公司於本年度內一直遵守聯交所證券上市規則(「上市規則」)附錄14所載之最佳應用守則(除指引7：本公司之非執行董事乃根據本公司細則獲委任至輪值告退為止；及指引11：根據公司政策，董事酬金是由本公司董事會委任之補償委員會處理)現時補償委員會由一名執行董事、兩名獨立非執行董事及一名獨立管理顧問組成。

COMPLIANCE WITH CODE OF BEST PRACTICE

In the opinion of the directors, the Company complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules") throughout the year, except in relation to guideline 7: as non-executive directors of the Company are appointed for a term expiring upon their retirement by rotation as required by the Company's Bye-Laws; and guideline 11: as a matter of the Company policy, remuneration of directors is dealt with by a Compensation Committee appointed by the board of directors of the Company and presently it comprises an executive director, two independent non-executive directors and an independent management consultant.

審核委員會

本公司根據上市規則附錄14所載之最佳應用守則，於一九九八年成立審核委員會。審核委員會於本年內開會兩次，對本集團之財務報告程序及內部監控制度，作出檢討及向董事會提出建議。現時審核委員會由本公司三名獨立非執行董事組成。

AUDIT COMMITTEE

The Company has established an Audit Committee since 1998 in accordance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules. Two meetings of the Audit Committee were held during the year to review and advise the board of directors on the Group's financial reporting process and internal controls. Presently, the Audit Committee comprises the three independent non-executive directors of the Company.

核數師

羅兵咸永道會計師事務所願膺選連任，而續聘彼等之有關決議案將於股東週年大會上提呈。

AUDITORS

PricewaterhouseCoopers, being eligible, offer themselves for re-appointment, and a resolution to this effect will be proposed at the forthcoming Annual General Meeting.

承董事會命
劉國權
主席

香港，二零零二年三月十四日

On behalf of the Board
LAU KWOK KUEN, PETER
Chairman

Hong Kong, March 14, 2002

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

致佐丹奴國際有限公司全體股東

(於百慕達註冊成立之有限公司)

本核數師已完成審核刊於第42至90頁等之財務報表，該等報表乃按照香港普遍採納之會計原則編製。

董事及核數師各自之責任

公司董事有責任編製真實兼公平之財務報表。在編製該等真實兼公平之財務報表時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任是根據審核之結果，對該等財務報表作出獨立意見，並向股東報告。

意見之基礎

本核數師已按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關之憑證，亦包括評審董事於編製財務報表時所作之重大估計和判斷，所採用之會計政策是否適合　貴公司與　貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

TO THE SHAREHOLDERS OF GIORDANO INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 42 to 90 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必須之資料及解釋為目標，以便獲得充分憑證，就該等財務報表是否存有重大錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等財務報表所載之資料在整體上是否足夠。本核數師相信我們之審核工作已為下列意見提供合理之基礎。

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

意見

本核數師認為，上述之財務報表足以真實兼公平地顯示 貴公司與 貴集團於二零零一年十二月三十一日結算時之財政狀況，及 貴集團截至該日止年度之溢利和現金流量，並按照香港公司條例之披露規定妥為編製。

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and the Group as at December 31, 2001 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

羅兵咸永道會計師事務所
香港執業會計師

香港，二零零二年三月十四日

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, March 14, 2002

綜合損益表
Consolidated Profit and Loss Account

截至二零零一年十二月三十一日止年度
For the year ended December 31, 2001

(以百萬港元為單位)	*(In HK$ millions)*	附註 Note	**2001**	2000
營業額	Turnover	2	**$3,479**	$3,431
銷售成本	Cost of sales		**(1,935)**	(1,915)
毛利	Gross profit		**1,544**	1,516
其他收益	Other revenue	2	**127**	141
分銷費用	Distribution expense		**(928)**	(838)
管理費用	Administrative expense		**(137)**	(122)
其他經營費用	Other operating expense		**(234)**	(272)
經營溢利	Operating profit	3	**372**	425
融資費用	Finance expense	4	**(4)**	(3)
應佔聯營公司溢利	Share of profits of associated companies		**99**	80
除税前溢利	Profit before taxation		**467**	502
税項	Taxation	7	**(79)**	(71)
除税後溢利	Profit after taxation		**388**	431
少數股東權益	Minority interests		**(11)**	(15)
股東應佔溢利	Profit attributable to shareholders	8	**$ 377**	$ 416
股息	Dividends	9	**$ 202**	$ 218
每股盈利	Earnings per share			
基本	Basic	10	**26.3 ¢**	29.3 ¢
攤薄	Diluted	10	**26.0 ¢**	28.8 ¢

二零零一年十二月三十一日
December 31, 2001

(以百萬港元為單位)	(In HK$ millions)	附註 Note	集團 Group 2001	集團 Group (重新列賬) (Restated) 2000	公司 Company 2001	公司 Company (重新列賬) (Restated) 2000
資產	**ASSETS**					
非流動資產	**Non-current assets**					
固定資產	Fixed assets	11	**$ 665**	$ 453	**$ 203**	$ 2
附屬公司權益	Interest in subsidiaries	12	**–**	–	**1,014**	696
聯營公司權益	Interest in associated companies	13	**203**	151	**–**	–
租賃預付款項	Rental prepayment	14	**94**	–	**–**	–
			962	604	**1,217**	698
流動資產	**Current assets**					
存貨	Inventories	15	**283**	303	**–**	–
應收賬款	Trade receivables	16	**126**	113	**–**	–
其他應收款、訂金及預付款項	Other receivables, deposits and prepayments		**421**	341	**16**	57
現金及銀行結存	Cash and bank balances	26	**579**	749	**273**	446
			1,409	1,506	**289**	503
總資產	**Total assets**		**$2,371**	$2,110	**$1,506**	$1,201
權益及負債	**EQUITY AND LIABILITIES**					
股本及儲備	**Capital and reserves**					
股本	Share capital	17	**$ 72**	$ 72	**$ 72**	$ 72
儲備	Reserves	18	**1,486**	1,329	**1,253**	969
擬派股息	Proposed dividends	9	**137**	157	**137**	157
			1,695	1,558	**1,462**	1,198
少數股東權益	Minority interests		**51**	41	**–**	–
非流動負債	**Non-current liabilities**					
長期負債	Long-term liabilities	19	**14**	19	**–**	–
流動負債	**Current liabilities**					
應付賬款	Trade payables	20	**331**	296	**–**	–
其他應付款及應付費用	Other payables and accruals		**158**	158	**9**	3
長期負債之流動部份	Current portion of long-term liabilities	19	**5**	5	**–**	–
銀行貸款及透支	Bank loans and overdrafts		**84**	–	**35**	–
稅項	Taxation	7	**33**	33	**–**	–
			611	492	**44**	3
總權益及負債	**Total equity and liabilities**		**$2,371**	$2,110	**$1,506**	$1,201

劉國權
LAU KWOK KUEN, PETER
董事
Director

馬灼安
MAH CHUCK ON, BERNARD
董事
Director

綜合現金流動報表
Consolidated Cash Flow Statement

截至二零零一年十二月三十一日止年度
For the year ended December 31, 2001

(以百萬港元為單位)	(In HK$ millions)	附註 Note	2001	2000
經營業務之現金流入淨額	**Net cash inflow from operating activities**	23	**$446**	$377
投資回報與融資償還：	**Returns on investments and servicing of finance:**			
已收利息	Interest received		**17**	29
已付利息	Interest paid		**(1)**	–
已付融資租賃之利息	Interest element of finance lease payments		**(3)**	(3)
已收聯營公司股息	Dividends received from associated companies		**9**	8
已付少數股東股息	Dividends paid to minority shareholders		**–**	(3)
已付股息	Dividends paid		**(222)**	(236)
投資回報與融資償還之現金流出淨額	**Net cash outflow from returns on investments and servicing of finance**		**(200)**	(205)
稅項：	**Taxation:**			
已付香港利得稅	Hong Kong profits tax paid		**(20)**	(7)
已付海外稅項	Overseas tax paid		**(43)**	(37)
已付稅項總額	**Total tax paid**		**(63)**	(44)
投資業務：	**Investing activities:**			
購買固定資產	Purchase of fixed assets		**(332)**	(136)
租賃預付款項	Rental prepayment		**(94)**	–
發展中物業之增加	Additions to property under development		**–**	(1)
出售固定資產之收入	Proceeds from sale of fixed assets		**1**	4
出售附屬公司權益之收入	Proceeds from sale of interest in a subsidiary		**–**	9
收購附屬公司之剩餘權益	Purchase of remaining interest in a subsidiary		**–**	(1)
收購附屬公司權益	Purchase of interest in subsidiaries	24	**(1)**	(1)
貸款予聯營公司	Loan to associated companies		**–**	(2)
存款日起三個月以上到期之銀行定期存款之減少	Decrease of bank deposits with maturity over three months from date of deposits		**152**	25
投資業務之現金流出淨額	**Net cash outflow from investing activities**		**(274)**	(103)
融資前之現金(流出)/流入淨額轉第45頁	**Net cash (outflow) /inflow before financing carried forward to page 45**		**$ (91)**	$ 25

截至二零零一年十二月三十一日止年度
For the year ended December 31, 2001

(以百萬港元為單位)	(In HK$ millions)	附註 Note	2001	2000
融資前之現金(流出)/流入淨額承第44頁	**Net cash (outflow) / inflow before financing brought forward from page 44**		**$ (91)**	$ 25
融資：	**Financing:**	25		
償還融資租賃之資本部分	Capital element of finance lease payments		**(4)**	(4)
少數股東的資本投入	Capital contribution from minority shareholders		**–**	3
少數股東貸款	Loan from minority shareholders		**–**	4
發行股本之收入	Proceeds from issue of share capital		**8**	87
回購股份	Repurchase of shares		**–**	(138)
新增銀行貸款	New bank loans		**47**	2
償還長期銀行貸款	Repayment of long-term bank loan		**(1)**	–
融資之現金流入/(流出)淨額	**Net cash inflow/(outflow) from financing**		**50**	(46)
現金及現金等值之減少	**Decrease in cash and cash equivalents**		**(41)**	(21)
年初現金及現金等值結存	**Cash and cash equivalents at the beginning of the year**		**591**	620
外幣匯率變動之影響	**Effect of foreign exchange rate changes**		**(13)**	(8)
年終現金及現金等值結存	**Cash and cash equivalents at the end of the year**	26	**$537**	$591

綜合已確認損益報表
Consolidated Statement of Recognized Gains and Losses

截至二零零一年十二月三十一日止年度

For the year ended December 31, 2001

(以百萬港元為單位)	*(In HK$ millions)*	附註 Note	**2001**	2000
未於綜合損益表中確認之換算海外附屬公司及分公司賬目所產生的匯兑差額	Exchange differences arising from translation of the accounts of overseas subsidiaries and branches not recognized in the consolidated profit and loss account	18(b)	**$ (26)**	$ (19)
本年度溢利	Profit for the year		**377**	416
已確認收益總額	Total recognized gains		**$351**	$397

1. 主要會計政策

財務報表中所採用之主要會計政策現列載如下：

(a) 編製基準

本財務報表乃按照香港普遍採納之會計原則及香港會計師公會頒布之會計準則編製。本財務報表按照歷史成本常規法編製。

於本年度，本集團隨著香港會計師公會頒布下列會計實務準則(「會計準則」)而採納並改變其若干會計政策。該等會計準則於二零零一年一月一日或以後開始之會計期間生效：

會計準則第9號(經修訂)	:	「結算日後事項」
會計準則第14號(經修訂)	:	「租賃」(於二零零零年七月一日或以後開始之會計期間生效」
會計準則第26號	:	「分部報告」
會計準則第28號	:	「準備、或然負債和或然資產」
會計準則第29號	:	「無形資產」
會計準則第30號	:	「企業合併」
會計準則第31號	:	「資產減值」
會計準則第32號	:	「綜合財務報表和對附屬公司投資之會計處理」

採納此等新準則之影響載於以下之會計政策。

(b) 綜合基準

(i) 綜合財務報表包括本公司及其附屬公司截至二零零一年十二月三十一日止之財務報表。

(ii) 所有集團內公司間之重大交易及結餘已於綜合報表內對銷。

1. PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these financial statements are set out below:

(a) Basis of preparation

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA"). The financial statements are prepared under the historical cost convention.

In the current year, the Group has changed certain of its accounting policies following its adoption of the following Statements of Standard Accounting Practice ("SSAPs") issued by the HKSA which are effective for accounting periods commencing on or after January 1, 2001:

SSAP 9 (revised)	:	Events after the balance sheet date
SSAP 14 (revised)	:	Leases (effective for periods commencing on or after July 1, 2000)
SSAP 26	:	Segment reporting
SSAP 28	:	Provisions, contingent liabilities and contingent assets
SSAP 29	:	Intangible assets
SSAP 30	:	Business combinations
SSAP 31	:	Impairment of assets
SSAP 32	:	Consolidated financial statements and accounting *for investments in subsidiaries*

The effect of adopting these new standards is set out in the accounting policies below.

(b) Basis of consolidation

(i) The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to December 31, 2001.

(ii) All material intercompany transactions and balances within the Group are eliminated on consolidation.

1. 主要會計政策(續)

(b) 綜合基準(續)

(iii) 於本年度內收購或出售之附屬公司，其業績由收購或出售生效日起計列入綜合損益表內。

(iv) 出售附屬公司之收益或虧損指出售所得之收入與集團應佔公司資產淨值(連同之前並未在綜合損益表內支銷或入賬之任何未攤銷商譽或負商譽)之差額。

(v) 少數股東權益指外界股東所佔附屬公司經營業績及資產淨值之權益。

(c) 附屬公司

附屬公司指本公司直接或間接持有多於50%投票權或已發行股本或擁有組成董事會之控制權或有權監控財務及經營政策之公司。

附屬公司之投資，以成本值扣除減值虧損之撥備納入本公司之資產負債表內。本公司將附屬公司之業績按已收及應收股息入賬。

(d) 聯營公司

聯營公司為附屬公司以外，本集團持有其股本權益作長期投資，並對其管理有重大影響力之公司。

綜合損益表包括本集團應佔聯營公司之該年度業績，而綜合資產負債表則包括本集團應佔聯營公司資產淨值及於收購中未攤銷之溢價結餘。

1. PRINCIPAL ACCOUNTING POLICIES (continued)

(b) Basis of consolidation (continued)

(iii) The results of subsidiaries acquired or disposed of during the year are dealt with in the consolidated profit and loss account from or up to the effective dates of acquisition or disposal.

(iv) The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortized goodwill or negative goodwill which was not previously charged or recognized in the consolidated profit and loss account.

(v) Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

(c) Subsidiaries

A subsidiary is a company in which the Company, directly or indirectly, controls more than 50 percent of its voting power or issued share capital or controls the composition of its board of directors or have power to govern its financial and operating policies.

Investments in subsidiaries are carried in the Company's balance sheet at cost, less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividend received and receivable.

(d) Associated companies

An associated company is a company, not being a subsidiary, in which an equity interest is held for the long-term and significant influence is exercised in its management.

The consolidated profit and loss account includes the Group's share of the results of associated companies for the year, and the consolidated balance sheet includes the Group's share of net assets of the associated companies and also the balance of unamortized premium on acquisition.

1. 主要會計政策(續)

(e) 商譽

商譽指收購成本超出於收購日集團應佔所收購附屬公司/聯營公司之淨資產數額。

根據會計準則第30號，於二零零一年一月一日或以後產生之收購商譽計入無形資產，並於其估計可用年期以直線法於最多二十年之期間攤銷。

於二零零一年一月一日前產生之收購商譽於往年之儲備中撇銷。本集團採用會計準則第30號1(a)條之過渡性條款，已在儲備中撇銷並無重新列賬。然而，該商譽所產生之任何減值均按照會計準則第31號於發生之年內入賬。如有跡象出現減值，該商譽之賬面淨值需作出評估並減至其可收回價值。

出售某實體之損益包括與所出售此實體有關商譽之未攤銷結餘，或包括於二零零一年一月一日前進行收購時，已於儲備中撇銷但並未於損益表變現之有關商譽。

(f) 固定資產

(i) 永久業權土地以成本值入賬及不作攤銷。

(ii) 租約土地及樓宇、裝修及其他固定資產以成本值扣除累積折舊及累積減值虧損列賬。成本值指資產之購買價格及將資產達至現行用途之其他有關費用。

1. PRINCIPAL ACCOUNTING POLICIES (continued)

(e) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary / associated company at the date of acquisition.

In accordance with SSAP 30, goodwill on acquisitions occurring on or after January 1, 2001 is included in intangible assets and is amortized using the straight-line method over its estimated useful life to a maximum period of 20 years.

Goodwill on acquisitions that occurred prior to January 1, 2001 was written off in previous years against reserves. The Group has taken advantage of the transitional provision 1(a) in SSAP 30 and goodwill previously written off against reserves has not been restated. However, any impairment arising on such goodwill is accounted for in accordance with SSAP 31 in the year the impairment takes place. Where an indication of impairment exists, the carrying amount of goodwill is assessed and written down immediately to its recoverable amount.

The gain or loss on disposal of an entity includes the unamortized balance of goodwill relating to the entity disposed of or, for pre January 1, 2001 acquisitions, the related goodwill written off against reserves to the extent it has not previously been realized in the profit and loss account.

(f) Fixed assets

(i) Freehold land is stated at cost and is not amortized.

(ii) Leasehold land and buildings, leasehold improvements and other fixed assets are stated at cost less accumulated depreciation and any accumulated impairment losses. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use.

1. 主要會計政策(續)

(f) 固定資產(續)

(iii) 租約土地之折舊是按剩餘租約年期將其成本值撇銷計算。

(iv) 租約樓宇及裝修之折舊是以其賬面金額按剩餘租約年期或其估計於本集團可使用年期兩者之較短計算。賬面金額指包括在資產負債表內以成本值或估值價扣除累積折舊及累積減值虧損後列賬之金額。

(v) 固定資產之折舊乃將資產成本值按其估計於本集團可使用年期以直線方式撇銷，採用之主要折舊年率如下：

租約土地及樓宇	2%
租約物業裝修	20%
機器及設備	20%
汽車	20% – 25%
辦公室設備	20% – 25%
傢俬及固定裝置	20% – 25%

(vi) 固定資產重修至其正常運作狀態之主要成本支出均在損益表內支銷。改良工程支出均資本化，並按其對本集團之預計可用年期折舊。

(vii) 於結算日，固定資產之賬面值均作出檢查，以評估有任何跡象顯示資產出現減值。如有跡象出現減值，則估計其可收回價值，並(如適用)把減值虧損入賬以將資產減至其可收回價值，此等減值虧損在損益表內入賬。

1. PRINCIPAL ACCOUNTING POLICIES (continued)

(f) Fixed assets (continued)

(iii) Depreciation of leasehold land is calculated to write off its cost over the unexpired period of the lease.

(iv) Depreciation of leasehold buildings and improvements is calculated to write off their carrying amounts over the unexpired periods of the leases or their expected useful lives to the Group whichever is shorter. An asset's carrying amount is the amount at which it is included in the balance sheet, whether at cost or valuation, after deducting accumulated depreciation and any accumulated impairment losses.

(v) Depreciation of fixed assets is calculated to write off their costs on the straight-line basis over their expected useful lives to the Group. The principal annual rates used for this purpose are:

Leasehold land and buildings	2 percent
Leasehold improvements	20 percent
Plant and machinery	20 percent
Motor vehicles	20 percent – 25 percent
Office equipment	20 percent – 25 percent
Furniture and fixtures	20 percent – 25 percent

(vi) Costs incurred in restoring fixed assets to their normal working condition are charged to the profit and loss account. Improvement works are capitalized and depreciated over their expected useful lives to the Group.

(vii) At each balance sheet date, the carrying amount of fixed assets are reviewed in order to assess whether there is any indication of impairment. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognized to reduce the asset to its recoverable amount, such impairment losses are recognized in the profit and loss account.

1. 主要會計政策(續)

(f) 固定資產(續)

(viii) 出售固定資產之收益或虧損指出售淨收益與有關資產之賬面金額之差額，並於損益表內入賬。

(g) 租賃資產

(i) **融資租賃**

凡租約條款規定將擁有資產之回報及風險大部份轉讓予集團之租賃，均列為融資租賃。融資租賃開始時，是以資產之公平價值連同日後需繳付租金(不包括利息部分)之債務入賬。

向出租人支付之款項包括資本及利息兩部分。財務費用按尚欠資本結餘之比例在損益表中支銷。

以融資租賃持有之資產按租約期或資產之估計可用年限(以兩者之較短者為準)計算折舊。

(ii) **經營租賃**

凡租約條款規定將擁有資產之回報及風險大部份由出租公司保留之租賃，皆列為經營租賃。經營租賃之租金在租賃期內以直線法在損益表內支銷。

(h) 存貨

存貨按成本值與可變現淨值兩者中之較低者入賬。成本值乃按加權平均之基準並按下列方法計算：

(i) 原料及購入貨品 — 按發票價加採購成本。

1. PRINCIPAL ACCOUNTING POLICIES (continued)

(f) Fixed assets (continued)

(viii) The gain or loss on disposal of fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognized in the profit and loss account.

(g) Assets under leases

(i) **Finance leases**

Leases that substantially transfer to the Group all the rewards and risks of ownership of assets are accounted for as finance leases. At the inception of a finance lease, the fair value of the asset is recorded together with the obligation, excluding the interest element, to pay future rentals.

Payments to the lessor are treated as consisting of capital and interest elements. Finance charges are charged to the profit and loss account in proportion to the capital balance outstanding.

Assets held under finance leases are depreciated over the shorter of their estimated useful lives or the lease periods.

(ii) **Operating leases**

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rental payments applicable to such operating leases are charged to the profit and loss account on a straight-line basis over the lease periods.

(h) Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined on a weighted average basis and is arrived at as follows:

(i) Raw materials and purchased goods — invoiced prices plus procurement costs.

1. 主要會計政策(續)

(h) 存貨(續)

(ii) 在製貨品及製成品 — 直接物料成本、直接勞工成本及應佔之生產費用。

可變現淨值乃存貨在正常業務情況下之售價扣除變賣費用，及(如適用)扣除製成產品之估計成本。

(i) 遞延稅項

遞延稅項乃根據負債法，計算因繳稅時差而產生並在合理情況下將在可預見之未來實現之稅項調整。未來之遞延稅項優惠不會確認入賬，除非在合理情況下對該等優惠之變現無可置疑。

(j) 外幣換算

年內之外幣交易乃按交易當日之匯率換算為港元。以外幣結算之外幣貨幣性資產及負債均以結算日之匯率換算成為港元入賬。除以下附註，所產生之匯兑差額均已計入損益表內。

海外附屬公司及分公司之賬目乃按結算日之匯率換算成為港元。此等公司之股本(包括等同股本之永久性質的長期貸款)及期初儲備之匯兑差額已直接撥入匯兑儲備內。

(k) 收入確認

(i) 銷貨收入乃於貨物已銷售及交收時確認。

1. PRINCIPAL ACCOUNTING POLICIES (continued)

(h) Inventories (continued)

(ii) Work in progress and finished goods — cost of direct materials, direct labor and an appropriate proportion of production overheads.

Net realizable value is the price at which inventories can be sold in the normal course of business after allowing for the costs of realization and, where appropriate, the cost of conversion from their existing state to a finished condition.

(i) Deferred taxation

Deferred taxation is calculated under the liability method in respect of timing differences which can reasonably be expected to crystallize in the foreseeable future. Future deferred tax benefits are not recognized unless their realization is assumed beyond reasonable doubt.

(j) Translation of foreign currencies

Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Foreign currency monetary assets and liabilities are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. Except as noted below, exchange differences are dealt with in the profit and loss account .

The financial statements of overseas subsidiaries and branches at the year end are translated into Hong Kong dollars at the rate of exchange ruling at the balance sheet date. Exchange differences arising on the translation of share capital (including long-term loans which are as permanent as equity in nature) and opening reserves of these entities are taken directly to exchange reserve.

(k) Revenue recognition

(i) Revenue in respect of goods sold is recognized on the basis of goods sold and delivered.

1. 主要會計政策(續)

(k) 收入確認(續)

(ii) 利息收入根據尚未償還之本金按時間比例及適用利率計算。

(iii) 佣金收入在提供服務時確認。

(iv) 特許權收入按應計基準確認。

(v) 經營租賃之租金收入按直線法確認。

(vi) 股息收入在收取股息之權利確定時確認。

(l) 借貸成本

所有借貸成本已於發生年度內支銷在損益表。

(m) 現金及現金等值

現金及現金等值屬短期及高流性投資，可隨時轉換為預定之現金數額而無須預先發出通知。就現金流動報表而言，現金及現金等值包括手頭現金，銀行透支及償還期為貸款日起計三個月內之銀行貸款。

(n) 分部報表

按照本集團之內部財務報告，本集團已決定將業務分部資料作為主要報告形式，而地區分佈資料則以次要報告形式呈列。

分部資產主要包括固定資產、租賃預付款項、存貨、應收款項及經營現金。分部負債指經營負債，而不包括稅項及若干企業借款等項目。資本開支指對固定資產之添置，當中包括因購買附屬公司而產生之資產增加。

1. PRINCIPAL ACCOUNTING POLICIES (continued)

(k) Revenue recognition (continued)

(ii) Interest income is recognized on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(iii) Commission income is recognized when services are rendered.

(iv) Royalty income is recognized on an accrual basis.

(v) Operating lease rental income is recognized on a straight-line basis.

(vi) Dividend income is recognized when the right to receive payment is established.

(l) Borrowing costs

All borrowing costs are charged to the profit and loss account in the year in which they are incurred.

(m) Cash and cash equivalents

Cash and cash equivalents are short-term, highly liquid investment which are readily convertible into known amounts of cash without notice. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, bank overdrafts and advances from banks repayable within three months from the date of the advance.

(n) Segment reporting

In accordance with the Group's internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical as the secondary reporting format.

Segment assets consist primarily of fixed assets, rental prepayment, inventories, receivables and operating cash. Segment liabilities comprise operating liabilities and exclude items such as taxation and certain corporate borrowings. Capital expenditure comprises additions to fixed assets, including additions resulting from acquisitions through purchases of subsidiaries.

1. 主要會計政策（續）

(n) 分部報表（續）

至於地區分部報告，銷售額乃按照客戶所在國家計算。總資產及資本開支則按資產所在地計算。

(o) 股息

按照經修訂之會計準則第9號，本集團於結算日後擬派或宣派之股息不再於結算日確認為負債。此項會計政策之變更已追溯至往年度，故比較數字已重新列賬，以符合經修訂之政策。

如附註18(b)所詳述，此項變更引致二零零一年一月一日本集團之期初滾存溢利增加了157百萬港元（二零零零年一月一日：198百萬港元），此乃二零零零年（一九九九年）度擬派末期及特別股息準備之撥回數額，雖然有關股息於結算日後始作宣派，惟過往於二零零零年十二月三十一日（一九九九年十二月三十一日）已列賬為負債。

(p) 或然負債

或然負債指因為過往事件而可能引起之承擔，而其存在只能就集團控制範圍以外之一宗或多宗不確定未來事件之出現而確認。或然負債亦可能是因為過往事件引致之現有承擔，但由於可能不需要有經濟資源流出，或承擔金額未能可靠衡量而未有記賬。

或然負債不會被確認，但會在財務報表附註中披露。假若資源流出之可能性改變導致可能出現資源流出，則確認為負債。

1. PRINCIPAL ACCOUNTING POLICIES (continued)

(n) Segment reporting (continued)

In respect of geographical segment reporting, sales are based on the country in which the customer is located. Total assets and capital expenditure are where the assets are located.

(o) Dividends

In accordance with the revised SSAP 9, the Group no longer recognizes dividends proposed or declared after the balance sheet date as liabilities at the balance sheet date. This change in accounting policy has been applied retrospectively so that the comparative figures presented have been restated to conform to the changed policy.

As detailed in note 18(b), this change has resulted in an increase in opening retained profits of the Group at January 1, 2001 by HK$157 million (at January 1, 2000 by HK$198 million) which is the reversal of the provision of 2000 (1999) proposed final and special dividends previously recorded as liabilities as at December 31, 2000 (December 31,1999) although not declared until after the balance sheet date.

(p) Contingent liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognized because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognized but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, they will then be recognized as a provision.

2. 營業額、收益及分部資料

本集團主要業務為零售及分銷其「佐丹奴」，「GIORDANO LADIES」，「GIORDANO JUNIOR」，「BLUESTAR EXCHANGE」等品牌之便服及配襯用品。本集團亦同時經營成衣製造業務，以供應集團零售業務需求，並向本集團以外之人仕銷售OEM製成品。

本年度已確認之營業額及收益如下：

2. TURNOVER, REVENUE AND SEGMENT INFORMATION

The principal business of the Group is retailing and distribution of casual apparel and accessories under "GIORDANO", "GIORDANO LADIES", "GIORDANO JUNIOR", "BLUESTAR EXCHANGE" brands. The Group also carries on apparel manufacturing operation, supporting the Group's retail business and supplying OEM products to third parties.

Turnover and revenue recognized during the year are as follows:

		集團 Group	
(以百萬港元為單位)	*(In HK$ millions)*	**2001**	2000
營業額	**Turnover**		
零售及分銷業務之營業收入	Sales revenue from retailing and distribution operations	**$3,262**	$3,225
製衣業務之營業收入	Sales revenue from manufacturing operations	**217**	206
		$3,479	$3,431
其他收益	**Other revenue**		
利息收入	Interest income	**$ 17**	$ 29
佣金收入	Commission income	**29**	57
租金收入	Rental income	**19**	—
特許權收入	Royalty income	**19**	18
其他收入	Other income	**43**	37
		$ 127	$ 141

2. 營業額、收益及分部資料(續)　2. TURNOVER, REVENUE AND SEGMENT INFORMATION (continued)

(a) 主要報告形式 — 業務分部資料　(a) Primary reporting format — business segments

(以百萬港元為單位)	(In HK$ millions)	零售及分銷業務 Retail and Distribution 2001	製衣業務 Manufacturing 2001	其他業務 Other Operation 2001	抵銷項 Eliminations 2001	集團 Group 2001
營業額	**Turnover**					
對外銷售	External sales	$3,262	$217	$ –	$ –	
分部間銷售	Inter-segment sales	–	510	–	(510)	
		$3,262	$727	$ –	$(510)	$3,479
分部業績	**Segment results**					
經營溢利	Operating profit	$ 297	$ 57	$ 12	$ 6	$ 372
融資費用	Finance expense					(4)
應佔聯營公司溢利	Share of profits of associated companies					99
除税前溢利	Profit before taxation					467
税項	Taxation					(79)
除税後溢利	Profit after taxation					388
少數股東權益	Minority interests					(11)
股東應佔溢利	Profit attributable to shareholders					$ 377
資產	**Assets**					
分部資產	Segment assets	$1,548	$347	$273		$2,168
聯營公司權益	Interest in associated companies	$ 203				203
總資產	Total assets					$2,371
負債	**Liabilities**					
分部負債	Segment liabilities	$ 367	$122			$ 489
未分配之負債	Unallocated corporate liabilities					136
總負債	Total liabilities					$ 625
其他資料	**Other information**					
資本性支出(附註11)	Capital expenditure (Note 11)	$ 326	$ 8			$ 334
固定資產折舊(附註3)	Depreciation (Note 3)	$ 89	$ 22			$ 111

分部間銷售是在正常業務範圍內進行，交易價格及條款均不遜於向集團其他第三者客戶所收取或訂約之價格及條款。

Inter-segment sales were conducted in the normal course of business at prices and terms no less than those charged to and contracted with other third party customers of the Group.

2. 營業額、收益及分部資料(續)

2. TURNOVER, REVENUE AND SEGMENT INFORMATION (continued)

(a) 主要報告形式 — 業務分部資料(續)

(a) Primary reporting format — business segments (continued)

(以百萬港元為單位)	(In HK$ millions)	零售及分銷業務 Retail and Distribution 2000	製衣業務 Manufacturing 2000	其他業務 Other Operation 2000	抵銷項 Eliminations 2000	集團 Group 2000
營業額	**Turnover**					
對外銷售	External sales	$3,225	$206	$ –	$ –	
分部間銷售	Inter-segment sales	–	521	–	(521)	
		$3,225	$727	$ –	$(521)	$3,431
分部業績	**Segment results**					
經營溢利	Operating profit	$ 315	$ 95	$ 22	$ (7)	$ 425
融資費用	Finance expense					(3)
應佔聯營公司溢利	Share of profits of associated companies					80
除稅前溢利	Profit before taxation					502
稅項	Taxation					(71)
除稅後溢利	Profit after taxation					431
少數股東權益	Minority interests					(15)
股東應佔溢利	Profit attributable to shareholders					$ 416
資產	**Assets**					
分部資產	Segment assets	$1,112	$401	$446		$1,959
聯營公司權益	Interest in associated companies	$ 149	$ 2			151
總資產	Total assets					$2,110
負債	**Liabilities**					
分部負債	Segment liabilities	$ 317	$137			$ 454
未分配之負債	Unallocated corporate liabilities					57
總負債	Total liabilities					$ 511
其他資料	**Other information**					
資本性支出	Capital expenditure	$ 127	$ 12			$ 139
固定資產折舊(附註3)	Depreciation (Note 3)	$ 71	$ 20			$ 91

二零零一年十二月三十一日
December 31, 2001

2. 營業額、收益及分部資料(續) 2. TURNOVER, REVENUE AND SEGMENT INFORMATION (continued)

(b) 次要報告形式—地區分部資料 (b) Secondary reporting format – geographical segments

(以百萬港元為單位)	(In HK$ millions)	營業額 Turnover 2001	資本性支出 Capital expenditure 2001	總資產 Total assets 2001
中國大陸	Mainland China	**$ 808**	**$ 28**	**$ 752**
香港	Hong Kong	**775**	**223**	**829**
台灣	Taiwan	**746**	**32**	**257**
新加坡	Singapore	**330**	**7**	**134**
韓國	Korea	**243**	**–**	**–**
日本	Japan	**194**	**14**	**61**
其他地區	Other territories	**383**	**30**	**135**
		$3,479	**$334**	**$2,168**
聯營公司權益	Interest in associated companies			**203**
總資產	Total assets			**$2,371**

(以百萬港元為單位)	(In HK$ millions)	營業額 Turnover 2000	資本性支出 Capital expenditure 2000	總資產 Total assets 2000
中國大陸	Mainland China	$ 742	$ 23	$ 616
香港	Hong Kong	816	38	758
台灣	Taiwan	871	42	301
新加坡	Singapore	350	10	121
韓國	Korea	230	–	–
日本	Japan	121	–	9
其他地區	Other territories	301	26	154
		$3,431	$139	$1,959
聯營公司權益	Interest in associated companies			151
總資產	Total assets			$2,110

由於按以上地區分部之溢利與營業額之相對比例值並沒有重大差異，故此沒有列出按照地區劃分之溢利分析。

There is no major disparity in the ratios between turnover and profit in relation to the above geographical locations, hence no analysis was presented on profit contributions from the above geographical locations.

3. 經營溢利 3. OPERATING PROFIT

		集團 Group 2001	2000
(以百萬港元為單位)	(In HK$ millions)	2001	2000
經營溢利已扣除下列各項：	**The operating profit is stated after charging:**		
核數師酬金	Auditors' remuneration	**$ 2**	$ 2
自置固定資產折舊	Depreciation of owned fixed assets	**108**	88
融資租賃之固定資產折舊	Depreciation of fixed assets held under finance leases	**3**	3
無形資產撇銷	Written off of intangible assets	**–**	2
收購聯營公司時之溢價撇銷	Written off of premium on acquisition of associated companies	**2**	–
零售商店、辦公室、工廠及貨倉之經營租賃費用	Operating lease rentals in respect of retail shops, office premises, factories and warehouses	**461**	434
出售固定資產之淨虧損	Net loss on disposal of fixed assets	**3**	–
員工成本(包括董事酬金及退休金)	Staff costs (including directors' remuneration and retirement costs)	**492**	456
並已計入：	**and after crediting:**		
暫時轉讓出口配額所得之收入淨額	Net income arising from the temporary transfer of export quota entitlements	**$ 9**	$ 9

4. 融資費用 4. FINANCE EXPENSE

		集團 Group 2001	2000
(以百萬港元為單位)	(In HK$ millions)	2001	2000
融資租賃之利息	Interest element of finance leases	**$3**	$ 3
銀行貸款利息	Interest on bank loans	**1**	–
		$4	$ 3

5. 董事及高級管理人員酬金

5. DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS

(a) 董事酬金

於本年度內，向本公司董事支付之酬金總額如下：

(a) Directors' emoluments

The aggregate amounts of emoluments payable to directors of the Company during the year are as follows:

(以百萬港元為單位)	*(In HK$ millions)*	**2001**	2000
袍金	Fees	**$ 1**	$ 1
其他酬金：	Other emoluments:		
基本薪金、房屋津貼、其他津貼及實物收益	Basic salaries, housing allowances, other allowances and benefits in kind	**13**	14
花紅	Bonuses	**10**	9
退休金供款	Pension contributions	**–**	–
失去職位補償	Compensation for loss of office	**4**	–
		$28	$24

上述披露之董事袍金包括付予獨立非執行董事之1百萬港元（二零零零年：1百萬港元）。

Directors' fees disclosed above include HK$1 million (2000: HK$1 million) paid to independent non-executive directors.

於本年度內，本公司按照一九九五年五月二十三日採納之僱員購股權計劃，以每股行使價3.384港元授出可認購200,000股本公司股份之購股權予董事。

During the year, options to subscribe for 200,000 shares of the Company at the exercise price of HK$3.384 were granted to a director under the Company's employee share option scheme adopted on May 23, 1995.

於本年度內，因董事行使其按照購股權計劃授予之購股權而共發行1,400,000股。行使價及於行使日之收市價分別為每股2.22港元及每股4.325港元。

During the year, 1,400,000 shares were issued pursuant to the exercise by a director of options granted under the employee share option scheme. The exercise price and closing market price at the date of exercise were HK$2.22 per share and HK$4.325 per share respectively.

董事酬金列明如下。酬金指本公司董事在各財政年度出任董事職位之已收或應收之款項，惟並不包括從購股權計劃中購買本公司股份而獲得或將會獲得之利益。

The emoluments of the directors are set out below. The emoluments represent the amounts paid to or receivable by the directors while being directors of the Company in the respective fiscal years and do not include the benefits derived or to be derived from the options granted under the employee share option scheme to acquire the shares of the Company.

5. 董事及高級管理人員酬金(續) / 5. DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS (continued)

(a) 董事酬金(續) / (a) Directors' emoluments (continued)

酬金組別 Emoluments bands	董事數目 Number of directors 2001	2000
港元 HK$		
0 – 1,000,000	4	4
1,000,001 – 1,500,000	1	1
1,500,001 – 2,000,000	1	2
3,000,001 – 3,500,000	1	—
3,500,001 – 4,000,000	2	2
9,500,001 – 10,000,000	—	1
13,000,001 – 13,500,000	1	—
	10	10

於本年度內,一位(二零零零年:一位)董事放棄其部分酬金為2百萬港元(二零零零年:6百萬港元)。而披露於此附註之酬金並已扣除該放棄之酬金。

During the year, one director (2000: one) waived part of the emoluments amounting to HK$2 million (2000: HK$6 million). The information disclosed above is net of the waived emoluments.

(b) 五位最高薪職員 / (b) Five highest paid individuals

本集團五位最高薪職員中包括四位(二零零零年:四位)董事,其酬金之詳情已於以上述披露。於本年度內,付予餘下一位(二零零零年:一位)最高薪職員酬金總額如下:

The five individuals whose emoluments were the highest in the Group for the year include four (2000: four) directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining one (2000: one) individual during the year are as follows:

(以百萬港元為單位)	*(In HK$ millions)*	2001	2000
基本薪金、房屋津貼、其他津貼及實物收益	Basic salaries, housing allowances, other allowances and benefits in kind	$ 2	$ 2
花紅	Bonuses	–	–
退休金供款	Pension contributions	–	–
		$ 2	$ 2

5. 董事及高級管理人員酬金(續)

5. DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS (continued)

(b) 五位最高薪職員(續)

餘下最高薪職員按酬金組別歸類如下：

(b) Five highest paid individuals (continued)

The emoluments of the remaining highest paid individual fell within the following band:

酬金組別 Emoluments band	人數 Number of individual 2001	 2000
港元 HK$		
1,500,001 - 2,000,000	1	1

6. 退休金計劃安排

除台灣之退休計劃安排外，本集團為所有合資格的僱員實行界定供款計劃及(如適用)參與中央界定供款公積金計劃。界定供款計劃資產與本集團資產分開持有，並由獨立基金管理。僱主與僱員雙方均須就該等計劃作供款，而供款額乃取決於僱員薪金之百分比，而該百分比的幅度由5%至20%不等。

於本年度內，僱主用以減低供款水平之未能領取供款為1百萬港元(二零零零年：2百萬港元)。於二零零一年十二月三十一日，此等可供來年使用之未能領取供款為0.13百萬港元(二零零零年：0.38百萬港元)。

6. PENSION SCHEME ARRANGEMENTS

Except for the pension scheme arrangements in Taiwan, the Group operates defined contributions schemes and, if applicable, participates in central defined contribution provident fund schemes for all qualified employees. The assets of the said schemes are held separately from those of the Group in independently administered funds. Contributions to these schemes are made by both the employers and employees at rates ranging from 5 percent to 20 percent on the employees' salary.

During the year, the unvested benefits utilized by the employers to reduce the level of contributions was HK$1 million (2000: HK$2 million). As at December 31, 2001, the amounts of the unvested benefits available to be utilized for the following year was HK$0.13 million (2000: HK$0.38 million).

6. 退休金計劃安排(續)

本公司之全資附屬公司East Jean Limited，其台灣分公司按照台灣之勞動基準法(經修訂)，參與中央界定利益退休金計劃(「East Jean 計劃」)，提供所有僱員退休金福利。本集團有責任確保 East Jean 計劃有足夠資金支付員工之退休金。目前該分公司之退休金是按該分公司僱員薪資總額之2%(此百分比是經相關之政府機關釐定並批准)提撥。East Jean 計劃之資產由中央信託局進行投資。

本集團退休金計劃之供款列為費用，而截至二零零一年十二月三十一日止年度損益表中列支的數額為16百萬港元(二零零零年：10百萬港元)。

6. PENSION SCHEME ARRANGEMENTS (continued)

A branch of a wholly-owned subsidiary of the Company, East Jean Limited, in Taiwan participates in a central defined benefit pension scheme ("East Jean Scheme") providing benefits to all employees in accordance with the Labor Standards Law (as amended) in Taiwan. The Group has an obligation to ensure that there are sufficient funds in the East Jean Scheme to pay the benefits earned. The branch currently contributes at 2 percent of the total salaries as determined and approved by the relevant government authorities. The assets of the East Jean Scheme are invested by the Central Trust of China.

The Group's pension cost was expensed as incurred and the amount charged to the profit and loss account for the year ended December 31, 2001 was HK$16 million (2000: HK$10 million).

7. 稅項

綜合損益表內之稅項支出為：

7. TAXATION

The charge for taxation in the consolidated profit and loss account represents:

		集團 Group	
(以百萬港元為單位)	*(In HK$ millions)*	**2001**	2000
公司及附屬公司：	**Company and subsidiaries:**		
香港利得稅	Hong Kong profits tax	**$16**	$13
海外稅項	Overseas taxation	**33**	42
聯營公司：	**Associated companies:**		
海外稅項	Overseas taxation	**30**	16
		$79	$71

7. 稅項(續)

7. TAXATION (continued)

資產負債表內之稅項為：

The amount of taxation in the balance sheet represents:

(以百萬港元為單位)	(In HK$ millions)	集團 Group 2001	2000	公司 Company 2001	2000
香港利得稅	Hong Kong profits tax	**$ 6**	$ 2	**$–**	$–
海外稅項	Overseas taxation	**27**	31	**–**	–
		$33	$33	**$–**	$–

本公司及其香港附屬公司之稅項準備是根據本年度從香港賺取或源自香港之估計應課稅溢利按現稅率16.0%(二零零零年：16.0%)計算。

The provision for taxation of the Company and its Hong Kong subsidiaries is calculated by applying the current rate of taxation of 16.0 percent (2000: 16.0 percent) to the estimated assessable profits earned in or derived from Hong Kong during the year.

本集團向香港稅務局申請扣減某些用於「佐丹奴」商標之特許權費用。有關申請有待香港稅務局之認可。鑑於與香港稅務局磋商解決方案的進展情況，董事認為事件可望即將解決，因此預期將來無須作出重大撥備。

The Group has claimed deduction on certain royalty payments on the use of "GIORDANO" trademark. The claim is subject to the endorsement of the Hong Kong Inland Revenue Department. In light of the current progress on discussion with the Hong Kong Inland Revenue Department for the settlement of the claim, the directors are of the view that a mutually acceptable full settlement is forthcoming and no provision of significant amount in the future years is expected in relation to this matter.

其他於海外經營之附屬公司之利得稅項是根據適用於各司法權區之稅率而計算。

Taxation on the profits of other subsidiaries operating overseas is calculated at the rates applicable in the respective jurisdictions.

本集團於結算日並無重大未撥備之遞延稅項。

The Group did not have material unprovided deferred taxation at the balance sheet date.

8. 股東應佔溢利

股東應佔集團之綜合溢利為377百萬港元(二零零零年：416百萬港元)，其中計入本公司之股東應佔溢利為478百萬港元(二零零零年：190百萬港元經重新列賬於附註18(c))，並包括來自附屬公司之股息為463百萬港元(二零零零年：226百萬港元經重新列賬於附註18(c))，已在本公司之財務報表內計入。

8. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

Included in the Group's consolidated profit of HK$377 million (2000: HK$416 million) attributable to shareholders of the Company is HK$478 million (2000: HK$190 million restated (Note 18(c))), including dividends from subsidiaries of HK$463 million (2000: HK$226 million, restated (Note18(c))) which is dealt with in the Company's own financial statements.

9. 股息

9. DIVIDENDS

(a) 股息如下：

(a) Dividends are as follows:

(以百萬港元為單位)	*(In HK$ millions)*	**2001**	2000
中期股息 — 每股4.50港仙(二零零零年：4.25港仙)	Interim dividend — 4.50 HK cents (2000: 4.25 HK cents) per share	**$ 65**	$ 61
末期股息 — 於結算日後擬派每股4.5港仙(二零零零年：6.0港仙)	Final dividend — proposed after the balance sheet date of 4.5 HK cents (2000: 6.0 HK cents) per share	**65**	86
特別股息 — 於結算日後擬派每股5.0港仙(二零零零年：5.0港仙)	Special dividend — proposed after the balance sheet date of 5.0 HK cents (2000: 5.0 HK cents) per share	**72**	71
		$202	$218

二零零一年十二月三十一日
December 31, 2001

9. 股息（續）

9. DIVIDENDS (continued)

(b) 過往於結算日後擬派及宣派，於截至二零零零年及一九九九年十二月三十一日止年度計算入賬之末期及特別股息分別為157百萬港元及198百萬港元。根據本集團之新會計政策（見附註1(o)），此等數額已於二零零一年及二零零零年一月一日之期初儲備中撥回（見附註18(b)），並於建議派發股息之期間扣除如下：

(b) The previously recorded final and special dividends proposed and declared after the balance sheet date but accrued in the financial statements for the years ended December 31, 2000 and 1999 were HK$157 million and HK$198 million respectively. Under the Group's new accounting policy as described in note 1(o), these have been written back against opening reserves as at January 1, 2001 and 2000 as described in note 18(b) and are now charged to the reserve in the year in which they were proposed as follows:

(以百萬港元為單位)	*(In HK$ millions)*	**2001**	2000
末期股息 — 於去年經批准並於本年內派發每股6.0港仙（二零零零年：5.5港仙）	Final dividend of previous year approved and paid during the year — 6.0 HK cents (2000: 5.5 HK cents) per share	**$ 86**	$ 78
特別股息 — 於去年經批准並於本年內派發每股5.0港仙（二零零零年：8.5港仙）	Special dividend of previous year approved and paid during the year — 5.0 HK cents (2000: 8.5 HK cents) per share	**71**	120
		$ 157	$ 198

(c) 於二零零二年三月十四日舉行之會議上，董事宣派末期及特別股息分別為每股4.5港仙及5.0港仙。此項擬派股息並無於本財務報表內反映為應付股息，但將於截至二零零二年十二月三十一日止年度之財務報表內反映。

(c) At a meeting held on March 14, 2002, the directors declared final and special dividends of 4.5 HK cents and 5.0 HK cents per share respectively. These proposed dividends are not reflected as dividend payable in the financial statements, but will be reflected in the financial statements for the year ended December 31, 2002.

10. 每股盈利

每股基本及攤薄盈利乃按本年度股東應佔綜合溢利377百萬港元(二零零零年：416百萬港元)計算。

每股基本盈利乃按本年度內已發行股份之加權平均股數1,434,774,732股(二零零零年：1,420,782,665股)而計算。

每股攤薄盈利乃按1,434,774,732股(二零零零年：1,420,782,665股)，即本年內已發行股份之加權平均股數，加上假設根據本公司僱員購股權計劃授出之所有未行使購股權皆已行使而被視作以無償發行之股份之加權平均股數17,928,933股(二零零零年：23,509,649股)計算。

10. EARNINGS PER SHARE

The calculation of basic and diluted earnings per share are based on the consolidated profit attributable to shareholders for the year of HK$377 million (2000: HK$416 million).

The basic earnings per share is based on the weighted average of 1,434,774,732 shares (2000: 1,420,782,665 shares) in issue during the year.

The diluted earnings per share is based on 1,434,774,732 shares (2000: 1,420,782,665 shares) which is the weighted average number of shares in issue during the year plus the weighted average of 17,928,933 shares (2000: 23,509,649 shares) deemed to be issued at no consideration if all outstanding share options granted under the employee share option scheme of the Company had been exercised.

11. 固定資產 11. FIXED ASSETS

集團 Group

(以百萬港元為單位)	(In HK$ millions)	永久業權之土地及樓宇 Freehold land & building	租約土地及樓宇 Leasehold land & buildings	機器及設備 Plant & machinery	租賃物業裝修、傢俬、固定裝置及辦公室設備 Leasehold improvements, furniture, fixtures & office equipment	汽車 Motor vehicles	總計 Total
成本值	**Cost**						
於二零零一年一月一日	At January 1, 2001	$37	$214	$76	$457	$18	$ 802
換算差額	Translation difference	(2)	–	–	(9)	–	(11)
添置	Additions	–	217	1	112	2	332
收購附屬公司	Acquisition of subsidiaries	–	–	1	1	–	2
出售	Disposals	–	–	–	(35)	(3)	(38)
於二零零一年十二月三十一日	At December 31, 2001	$35	$431	$78	$526	$17	$1,087
累積折舊	**Accumulated depreciation**						
於二零零一年一月一日	At January 1, 2001	$ 4	$ 15	$50	$268	$12	$ 349
換算差額	Translation difference	–	–	–	(4)	–	(4)
本年折舊	Charge for the year	1	11	8	89	2	111
出售	Disposals	–	–	–	(32)	(2)	(34)
於二零零一年十二月三十一日	At December 31, 2001	$ 5	$ 26	$58	$321	$12	$ 422
於二零零一年十二月三十一日之賬面淨值	**Net book value at December 31, 2001**	**$30**	**$405**	**$20**	**$205**	**$ 5**	**$ 665**
於二零零零年十二月三十一日之賬面淨值	Net book value at December 31, 2000	$33	$199	$26	$189	$ 6	$ 453

(a) 於二零零一年十二月三十一日，以融資租約土地及樓宇之成本值及累積折舊分別為71百萬港元(二零零零年：71百萬港元)及20百萬港元(二零零零年：17百萬港元)。

(a) At December 31, 2001, leasehold land and building with cost and accumulated depreciation of HK$71 million (2000: HK$71 million) and HK$20 million (2000: HK$17 million) respectively was held under finance lease.

(b) 永久業權之土地及樓宇位於台灣。

(b) The freehold land and building is situated in Taiwan.

11. 固定資產(續) 11. FIXED ASSETS (continued)

(c) 租約土地及樓宇之賬面淨值分析如下：

(c) The analysis of the net book value of leasehold land and buildings is as follows:

(以百萬港元為單位)	(In HK$ millions)	集團 Group 2001	集團 Group 2000	公司 Company 2001	公司 Company 2000
在香港以中期租約持有	In Hong Kong under medium term leases	**$223**	$ 21	**$202**	$-
在香港以外	Outside Hong Kong				
—長期租約	– under long term leases	**131**	124	**-**	-
—中期租約	– under medium term leases	**51**	54	**-**	-
		182	178	**-**	-
於十二月三十一日	At December 31	**$405**	$199	**$202**	$-

公司 Company

(以百萬港元為單位)	(In HK$ millions)	租約土地及樓宇 Leasehold land & buildings	租約物業裝修、傢俬、固定裝置及辦公室設備 Leasehold improvements, furniture, fixtures & office equipment	總計 Total
成本值	**Cost**			
於二零零一年一月一日	At January 1, 2001	$ –	$5	$ 5
添置	Additions	207	–	207
於二零零一年十二月三十一日	At December 31, 2001	$207	$5	$212
累積折舊	**Accumulated depreciation**			
於二零零一年一月一日	At January 1, 2001	$ –	$3	$ 3
本年折舊	Charge for the year	5	1	6
於二零零一年十二月三十一日	At December 31, 2001	$ 5	$4	$ 9
於二零零一年十二月三十一日之賬面淨值	**Net book value at December 31, 2001**	**$202**	**$1**	**$203**
於二零零零年十二月三十一日之賬面淨值	Net book value at December 31, 2000	$ –	$2	$ 2

12. 附屬公司權益 / 12. INTEREST IN SUBSIDIARIES

(以百萬港元為單位)	(In HK$ millions)	公司 Company 2001	2000
非上市投資 — 成本值	Unlisted investment, at cost	**$ 897**	$897
應收附屬公司款項 (重新列賬(附註18(c)))	Amounts due from subsidiaries (restated (Note 18(c)))	**493**	370
應付附屬公司款項	Amounts due to subsidiaries	**(376)**	(571)
		$1,014	$696

應收/付附屬公司款項均為無抵押及無固定還款期。除某一全資附屬公司之應收貸款約90百萬港元(二零零零年：31百萬港元)乃按香港最優惠利率計算利息，及若干附屬公司之應付貸款約13百萬港元(二零零零年：206百萬港元)乃按當時商業銀行存款利率計算利息，其他應收/付附屬公司款項均為免息。

Amounts due from/to subsidiaries are unsecured and have no fixed terms of repayment. Apart from the loans of approximately HK$90 million (2000: HK$31 million) advanced to a wholly-owned subsidiary, bearing interest at Hong Kong Prime Rate, and loans of approximately HK$13 million (2000: HK$206 million) advanced from certain subsidiaries, bearing interest at the then prevailing commercial bank deposit rates, the remaining amounts due from/to subsidiaries are non-interest bearing.

主要附屬公司之詳情載於第87至90頁之財務報表附註29。

Details of principal subsidiaries are set out in note 29 to the financial statements on pages 87 to 90.

13. 聯營公司權益 / 13. INTEREST IN ASSOCIATED COMPANIES

(以百萬港元為單位)	(In HK$ millions)	集團 Group 2001	2000
所佔資產淨值	Share of net assets	**$224**	$164
長期貸款	Long-term loan	–	2
於收購聯營公司時之溢價	Premium on acquisition of associated companies	–	2
匯兌調整	Exchange adjustment	**(21)**	(17)
		$203	$151

13. 聯營公司權益(續)

13. INTEREST IN ASSOCIATED COMPANIES (continued)

於二零零一年十二月三十一日，本集團持有以下主要聯營公司股份：

At December 31, 2001, the Group held shares in the following principal associated companies:

聯營公司名稱 Name of associated company	註冊成立地點 Place of incorporation	持有股份百分率 Percentage holding		已發行及全數繳足股本 Issued and fully paid share capital	主要業務及經營地區 Principal activities and place of operation
		2001	2000		
Giordano Corporation Limited	大韓民國 Republic of Korea	**50**	50	1,000,000股每股面值5,000韓國圜之普通股份 1,000,000 common stock of WON5,000 each	在韓國經營零售服裝及配襯用品 Retailing of apparel and accessories in Korea
Giordano Fashions (L.L.C.)	阿拉伯聯合酋長國 United Arab Emirates	**20**	20	3,000股每股面值1,000沙地阿拉伯聯合酋長國迪拉姆之股份 3,000 shares of AED1,000 each	在阿拉伯聯合酋長國經營零售服裝及配襯用品 Retailing of apparel and accessories in the United Arab Emirates

13. 聯營公司權益(續)

13. INTEREST IN ASSOCIATED COMPANIES (continued)

重要聯營公司資料：

根據經董事會調整後以符合本集團會計政策之 Giordano Corporation Limited經審核之財務報表，該公司於二零零一年度之營業額及除稅後溢利分別為1,337百萬港元(二零零零年：1,076百萬港元)及128百萬港元(二零零零年：119百萬港元)。於二零零一年十二月三十一日之資產淨值為352百萬港元(二零零零年：248百萬港元)。淨資產詳列如下：

Information on a material associated company:

Based on the audited financial statements of Giordano Corporation Limited, after making adjustments as considered appropriate by the directors in order to comply with the Group's accounting policies, the turnover and profit after tax of such company for 2001 were HK$1,337 million (2000: HK$1,076 million) and HK$128 million (2000: HK$119 million) respectively, and its net asset was HK$352 million (2000: HK$248 million) as at December 31, 2001. Details of the net assets are set out below:

		集團 Group	
(以百萬港元為單位)	*(In HK$ millions)*	**2001**	2000
流動資產	Current assets	**$439**	$357
流動負債	Current liabilities	**(123)**	(143)
非流動資產	Non-current assets	**38**	37
非流動負債	Non-current liabilities	**(2)**	(3)
		$352	$248

14. 租賃預付款項

14. RENTAL PREPAYMENT

租賃預付款項指預付租金於租賃一物業位於中國大陸上海。

Rental prepayment represents the prepayment of rent for the lease of a property situated in Shanghai, Mainland China.

15. 存貨

15. INVENTORIES

		集團 Group	
(以百萬港元為單位)	*(In HK$ millions)*	**2001**	2000
原料	Raw materials	**$ 36**	$ 57
在製貨品	Work in progress	**20**	33
製成品	Finished goods	**227**	213
		$283	$303

15. 存貨(續)

於二零零一年十二月三十一日，可變現淨值列賬之存貨合共約8百萬港元(二零零零年：25百萬港元)。

15. INVENTORIES (continued)

At December 31, 2001, the carrying amount of inventories that are carried at net realizable value amounted to approximately HK$8 million (2000: HK$25 million).

16. 應收賬款

除現金及信用卡銷售外，本集團在正常情況下給予其貿易客戶平均60天信貸期。

以下為應收貿易賬款之賬齡分析：

16. TRADE RECEIVABLES

Other than cash and credit card sales, the Group normally allows an average credit period of 60 days to its trade customers.

The ageing analysis of trade debtors is as follows:

		集團 Group	
(以百萬港元為單位)	*(In HK$ millions)*	**2001**	2000
0 – 30 天	0 – 30 days	**$ 94**	$ 92
31 – 60 天	31 – 60 days	**27**	17
61 – 90 天	61 – 90 days	**3**	2
逾 90 天	Over 90 days	**2**	2
總計	Total	**$126**	$113

17. 股本

17. SHARE CAPITAL

(以百萬港元為單位)	*(In HK$ millions)*	**2001**	2000
法定：	**Authorized:**		
2,000,000,000股每股面值0.05港元之普通股	2,000,000,000 ordinary shares of HK$0.05 each	**$100**	$100
已發行及全數繳足：	**Issued and fully paid:**		
1,436,028,518股(二零零零年：1,430,682,518股)每股面值0.05港元之普通股	1,436,028,518 ordinary shares (2000: 1,430,682,518 ordinary shares) of HK$0.05 each	**$ 72**	$ 72

17. 股本（續） 17. SHARE CAPITAL (continued)

於本年度內，已發行股本之變動情況如下:

Details of the movements in the issued share capital during the year are set out below:

		股份數目 Number of shares 2001	2000
每股面值0.05港元之普通股	Ordinary shares of HK$0.05 each		
於一月一日	At January 1	**1,430,682,518**	1,413,118,000
發行股份	Issue of shares	**5,346,000**	46,946,518
回購股份	Repurchase of shares	**–**	(29,382,000)
於十二月三十一日	At December 31	**1,436,028,518**	1,430,682,518

(i) **發行股份**

按本公司於一九九五年五月二十三日採納之僱員購股權計劃，於本年內，本公司發行股本中每股面值0.05港元之新普通股共5,346,000股予行使購股權之購股權持有人。

本公司於年內發行之所有新普通股與本公司當時現有股份在各方面均享有同等權益。

(i) **Issue of shares**

Pursuant to the employee share option scheme of the Company adopted on May 23, 1995, the Company issued 5,346,000 new ordinary shares of HK$0.05 each in the capital of the Company to option holders who exercised their share options during the year.

All the new ordinary shares issued by the Company in the year ranked pari passu with the then existing shares of the Company in all respects.

(ii) **回購股份**

本公司於本年內並無回購股份。

(ii) **Repurchase of shares**

During the year, the Company did not repurchase any shares.

18. 儲備 18. RESERVES

(a) 於二零零一年十二月三十一日，本集團及本公司之儲備分析如下：

(a) The reserves of the Group and the Company as at December 31, 2001 are analyzed as follows:

(以百萬港元為單位)	*(In HK$ millions)*	集團 Group 2001	2000	公司 Company 2001	2000
儲備	Reserves	**$1,486**	$1,329	**$1,253**	$ 969
擬派末期及特別股息（附註9）	Proposed final and special dividends (Note 9)	**137**	157	**137**	157
儲備總計	Total Reserves	**$1,623**	$1,486	**$1,390**	$1,126

18. 儲備(續)　18. RESERVES (continued)

(b) 集團　(b) Group

(以百萬港元為單位)	(In HK$ millions)	繳入盈餘 Contributed surplus	資本贖回儲備 Capital redemption reserve	股份溢價 Share premium	匯兌儲備 Exchange reserve	其他儲備 Other reserves	滾存溢利 Retained profits	總數 Total
於二零零零年一月一日，如前呈報	At January 1, 2000, as previously reported	$383	$2	$478	$(80)	$13	$384	$1,180
採納會計準則第9號(經修訂)之影響(附註9(b))	Effect of adopting SSAP 9 (Revised) (Note 9(b))	–	–	–	–	–	198	198
於二零零零年一月一日，重新列賬	At January 1, 2000, as restated	383	2	478	(80)	13	582	1,378
本年度溢利處理於：	Profit for the year dealt with by:							
本公司及附屬公司	Company and subsidiaries	–	–	–	–	–	352	352
聯營公司	Associated companies	–	–	–	–	–	64	64
回購股份	Repurchase of shares	–	1	(137)	–	–	(1)	(137)
購股權計劃下之發行股份溢價	Premium on issue of shares under share option scheme	–	–	107	–	–	–	107
一九九九年度末期及特別股息(附註9(b))	1999 Final and Special dividends (Note 9(b))	–	–	–	–	–	(198)	(198)
二零零零年度中期股息(附註9(a))	2000 Interim dividend (Note 9(a))	–	–	–	–	–	(61)	(61)
轉撥其他儲備	Transfer to other reserves	–	–	–	–	77	(77)	–
海外附屬公司及分公司換算之匯兌調整	Exchange adjustment on translation of overseas subsidiaries and branches	–	–	–	(19)	–	–	(19)
於二零零零年十二月三十一日	At December 31, 2000	$383	$3	$448	$(99)	$90	$661	$1,486
處理於：	Dealt with by:							
本公司及附屬公司	Company and subsidiaries	$383	$3	$448	$(99)	$13	$564	$1,312
聯營公司	Associated companies	–	–	–	–	77	97	174
於二零零零年十二月三十一日	At December 31, 2000	$383	$3	$448	$(99)	$90	$661	$1,486

18. 儲備（續） 18. RESERVES (continued)

(b) 集團（續） (b) Group (continued)

(以百萬港元為單位)	(In HK$ millions)	繳入盈餘 Contributed surplus	資本贖回儲備 Capital redemption reserve	股份溢價 Share premium	匯兌儲備 Exchange reserve	其他儲備 Other reserves	滾存溢利 Retained profits	總數 Total
於二零零一年一月一日，如前呈報	At January 1, 2001, as previously reported	$383	$3	$448	$ (99)	$ 90	$504	$1,329
採納會計準則第9號（經修訂）之影響（附註9(b)）	Effect of adopting SSAP 9 (Revised) (Note 9(b))	–	–	–	–	–	157	157
於二零零一年一月一日，重新列賬	At January 1, 2001, as restated	383	3	448	(99)	90	661	1,486
本年度溢利處理於：	Profit for the year dealt with by:							
本公司及附屬公司	Company and subsidiaries	–	–	–	–	–	308	308
聯營公司	Associated companies	–	–	–	–	–	69	69
回購股份	Repurchase of shares	–	–	–	–	–	–	–
購股權計劃下之發行股份溢價	Premium on issue of shares under share option scheme	–	–	8	–	–	–	8
二零零零年度末期及特別股息（附註9(b)）	2000 Final and Special dividends (Note 9(b))	–	–	–	–	–	(157)	(157)
二零零一年度中期股息（附註9(a)）	2001 Interim dividend (Note 9(a))	–	–	–	–	–	(65)	(65)
轉撥其他儲備	Transfer to other reserves	–	–	–	–	37	(37)	–
海外附屬公司及分公司換算之匯兌調整	Exchange adjustment on translation of overseas subsidiaries and branches	–	–	–	(26)	–	–	(26)
於二零零一年十二月三十一日	**At December 31, 2001**	**$383**	**$3**	**$456**	**$(125)**	**$127**	**$779**	**$1,623**
處理於：	Dealt with by:							
本公司及附屬公司	Company and subsidiaries	$383	$3	$456	$(125)	$ 12	$650	$1,379
聯營公司	Associated companies	–	–	–	–	115	129	244
於二零零一年十二月三十一日	**At December 31, 2001**	**$383**	**$3**	**$456**	**$(125)**	**$127**	**$779**	**$1,623**

18. 儲備(續)

(b) 集團(續)

其他儲備乃指：

(1) 根據中國大陸有關法律及財務法規，轉撥溢利予中國大陸之附屬公司按税後溢利提取之法定儲備基金。根據有關法例，儲備基金可用於彌補往年虧損(如有)及增加該等附屬公司之資本額。

(2) 根據韓國税務獎勵限制法例及韓國商業準則，轉撥溢利予大韓民國之聯營公司之法定儲備基金及其他儲備。根據有關法例，該等撥備只可以用作抵銷未來虧損或轉作資本，不可用作現金股息派發。

(3) 根據阿拉伯聯合酋長國商業公司法例，轉撥溢利予阿拉伯聯合酋長國之聯營公司之法定儲備基金。除聯邦法規定外，該儲備不可作分配之用。

18. RESERVES (continued)

(b) Group (continued)

Other reserves represent:

(1) The transfer of profit to the statutory reserve funds of the subsidiaries in Mainland China is in accordance with the relevant laws and financial regulations. According to the relevant regulations, the reserve funds may be used to make up prior years' losses, if any, and to increase the capital of the subsidiaries.

(2) The transfer of profit to the statutory reserve fund and other reserves of the associated company in the Republic of Korea is in accordance with the Korean Tax Incentive Limitation Law and Korean Commercial Code. The reserves may only be used to offset a future deficit or be transferred to capital stock, but not for cash dividends.

(3) The transfer of profit to the statutory reserve fund of the associated company in United Arab Emirates is in accordance with the UAE Commercial Companies Law. The reserve is not available for distribution except as provided in the Federal Law.

二零零一年十二月三十一日
December 31, 2001

18. 儲備(續) 18. RESERVES (continued)

(c) 公司 (c) Company

(以百萬港元為單位)	(In HK$ millions)	繳入盈餘 Contributed surplus	資本贖回儲備 Capital redemption reserve	股份溢價 Share premium	滾存溢利 Retained profits	總數 Total
於二零零零年一月一日,如前呈報	At January 1, 2000, as previously reported	$540	$ 2	$478	$132	$1,152
採納會計準則第9號(經修訂)	Effect of adopting SSAP 9 (Revised)					
—擬派股息	– dividend proposed	–	–	–	198	198
—股息收入	– dividend income	–	–	–	(125)	(125)
於二零零零年一月一日,重新列賬	At January 1, 2000, as restated	540	2	478	205	1,225
去年經批准之股息(附註9(b))	Dividends approved in respect of the previous year (Note 9(b))	–	–	–	(198)	(198)
回購股份	Repurchase of shares	–	1	(137)	(1)	(137)
購股權計劃下之發行股份溢價	Premium on issue of shares under share option scheme	–	–	107	–	107
本年度溢利(重新列賬)	Profit for the year (restated)	–	–	–	190	190
本年度宣派之股息(附註9(a))	Dividends declared in respect of the current year (Note 9(a))	–	–	–	(61)	(61)
於二零零零年十二月三十一日	At December 31, 2000	$540	$ 3	$448	$135	$1,126
於二零零一年一月一日,如前呈報	At January 1, 2001, as previously reported	$540	$ 3	$448	$163	$1,154
採納會計準則第9號(經修訂)	Effect of adopting SSAP 9 (Revised)					
—擬派股息	– dividend proposed	–	–	–	157	157
—股息收入	– dividend income	–	–	–	(185)	(185)
於二零零一年一月一日,重新列賬	At January 1, 2001, as restated	540	3	448	135	1,126
去年經批准之股息(附註9(b))	Dividends approved in respect of the previous year (Note 9(b))				(157)	(157)
回購股份	Repurchase of shares	–	–	–	–	–
購股權計劃下之發行股份溢價	Premium on issue of shares under share option scheme	–	–	8	–	8
本年度溢利	Profit for the year	–	–	–	478	478
本年度宣派之股息(附註9(a))	Dividends declared in respect of the current year (Note 9(a))	–	–	–	(65)	(65)
於二零零一年十二月三十一日	**At December 31, 2001**	**$540**	**$ 3**	**$456**	**$391**	**$1,390**

18. 儲備(續)

(c) 公司(續)

因採用經修訂之會計準則第9號，已導致二零零一年之期初滾存溢利減少了28百萬港元(二零零零年一月一日：增加73百萬港元)，此調整數分別為二零零零年(一九九九年)度應付予股東之擬派末期及特別股息及應收附屬公司之末期擬派股息之撥回數額，雖然有關股息於結算日後始作宣派，惟過往於二零零零年十二月三十一日(一九九九年十二月三十一日)已列賬為負債及資產。

此項調整已導致本公司截至二零零零年十二月三十一日止年度之溢利減少了60百萬港元，此乃二零零零年度應收附屬公司之擬派末期股息及該股息收入185百萬港元之撥回數額，並且調整一九九九年附屬公司之擬派末期股息125百萬港元為收入。

18. RESERVES (continued)

(c) Company (continued)

The adjustment on the adoption of SSAP 9 (Revised) has resulted in net decrease in opening retained profits at January 1, 2001 by HK$28 million (at January 1, 2000 increase by HK$73 million) which is reversal of 2000 (1999) proposed final and special dividends payable to shareholders previously recorded as liabilities and proposed final dividends receivable from subsidiaries previously recorded as assets at December 31, 2000 (December 31, 1999) although not declared until after the balance sheet date.

The adjustment has also resulted in net decrease in the profit of the Company for the year ended December 31, 2000 by HK$60 million which represents the reversal of 2000 proposed final dividends receivable from the subsidiaries of HK$185 million previously recorded as income and amounts due from subsidiaries and recognition of 1999 proposed final dividends from the subsidiaries of HK$125 million as income.

19. 長期負債 19. Long-term liabilities

(以百萬港元為單位)	(In HK$ millions)	集團 Group 2001	2000
借款	Loans		
無抵押	Unsecured	**$ 5**	$ 6
融資租賃債務	Obligations under finance leases	**14**	18
		19	24
長期負債之流動部份	Current portion of long-term liabilities	**(5)**	(5)
		$14	$19

以上項目分析如下: The analysis of the above is as follows:

		2001	2000
銀行貸款	Bank loan		
一年內	Within one year	**$ 1**	$ 1
第二年內	In the second year	**–**	1
五年內須全數償還	Wholly repayable within five years	**$ 1**	$ 2
少數股東貸款	Minority shareholders loans		
第三至第五年內	In the third to fifth year inclusive	**$ 4**	$ 4
五年內須全數償還	Wholly repayable within five years	**$ 4**	$ 4
融資租賃債務	Obligations under finance leases		
一年內	Within one year	**$ 4**	$ 4
第二年	In the second year	**10**	14
五年內須全數償還	Wholly repayable within five years	**$14**	$18

20. 應付賬款

以下為應付貿易賬款之賬齡分析：

20. TRADE PAYABLES

The ageing analysis of trade creditors is as follows:

(以百萬港元為單位)	(In HK$ millions)	集團 Group 2001	2000
0 – 30 天	0 – 30 days	**$227**	$227
31 – 60 天	31 – 60 days	**52**	50
61 – 90 天	61 – 90 days	**24**	12
逾 90 天	Over 90 days	**28**	7
總計	Total	**$331**	$296

21. 淨流動資產

本集團之淨流動資產指流動資產扣除流動負債。本集團於二零零一年及二零零零年之淨流動資產分別為798百萬港元及1,014百萬港元(重新列賬)。而本公司於二零零一年及二零零零年之淨流動資產分別為245百萬港元及500百萬港元(重新列賬)。

21. NET CURRENT ASSETS

The Group's net current assets, defined as current assets less current liabilities, amounted to HK$798 million and HK$1,014 million (restated) in 2001 and 2000 respectively. The Company's net current asset was HK$245 million in 2001 compared with HK$500 million (restated) in 2000.

22. 總資產扣除流動負債

本集團於二零零一年及二零零零年之總資產扣除流動負債分別為1,760百萬港元及1,618百萬港元(重新列賬)。本公司於二零零一年之總資產扣除流動負債後為1,462百萬港元，而二零零零年則為1,198百萬港元(重新列賬)。

22. TOTAL ASSETS LESS CURRENT LIABILITIES

The Group's total assets less current liabilities amounted to HK$1,760 million and HK$1,618 million (restated) in 2001 and 2000 respectively. The Company's total assets less current liabilities was HK$1,462 million in 2001 compared with HK$1,198 million (restated) in 2000.

二零零一年十二月三十一日
December 31, 2001

23. 除稅前溢利及經營業務所得現金流入淨額之調節表

23. RECONCILIATION OF PROFIT BEFORE TAXATION TO NET CASH INFLOW FROM OPERATING ACTIVITIES

(以百萬港元為單位)	*(In HK$ millions)*	**2001**	2000
除稅前溢利	**Profit before taxation**	**$467**	$502
利息收入	Interest income	**(17)**	(29)
融資租賃之利息	Interest element on finance leases	**3**	3
銀行貸款利息	Interest on bank loans	**1**	–
所佔聯營公司溢利	Share of profit of associated companies	**(99)**	(80)
出售附屬公司之溢利	Profit on disposal of subsidiaries	**–**	(3)
固定資產折舊	Depreciation of fixed assets	**111**	91
無形資產撇銷	Written off of intangible assets	**–**	2
收購聯營公司時之溢價撇銷	Written off of premium on acquisition of associated companies	**2**	–
出售固定資產之虧損	Loss on disposal of fixed assets	**3**	–
存貨之減少／(增加)	Decrease / (increase) in inventories	**20**	(65)
應收賬款、其他應收款、訂金及預付款項之增加	Increase in trade receivables, other receivables, deposits and prepayments	**(75)**	(73)
應付賬款、其他應付款及應付費用之增加	Increase in trade payables, other payables and accruals	**30**	29
經營業務之現金流入淨額	**Net cash inflow from operating activities**	**$446**	$377

24. 收購附屬公司權益之分析 24. ANALYSIS OF PURCHASE OF INTEREST IN SUBSIDIARIES

(以百萬港元為單位)	(In HK$ millions)	2001	2000
所收購之淨資產	**Net assets acquired**		
固定資產	Fixed assets	**$ 2**	$ 3
應收賬款	Trade receivables	**3**	1
其他應收款	Other receivables	**1**	–
現金及銀行結存	Cash and bank balances	**1**	–
應付賬款	Trade payables	**–**	(1)
其他應付款及應付費用	Other payables and accruals	**(5)**	(2)
		2	1
商譽	Goodwill	**1**	–
聯營公司之淨資產	Net assets of associated companies	**(1)**	–
收購代價	Purchase consideration	**$ 2**	$ 1
以現金支付	Satisfied by cash	**$ 2**	$ 1
收購附屬公司之現金及現金等值流出淨額之分析：	Analysis of net outflow of cash and cash equivalents in respect of the purchase of subsidiaries		
收購代價	Purchase consideration	**$ 2**	$ 1
收購所得現金及銀行結存	Cash and bank balances acquired	**(1)**	–
收購附屬公司之現金及現金等值流出淨額	Net outflow of cash and cash equivalents in respect of the purchase of subsidiaries	**$ 1**	$ 1

二零零一年十二月三十一日
December 31, 2001

25. 本年度融資變動分析

25. ANALYSIS OF CHANGES IN FINANCING DURING THE YEAR

(以百萬港元為單位)	(In HK$ millions)	股本 Share capital	股本溢價 Share premium	融資租賃債務 Obligations under finance leases	銀行貸款 Bank loans	少數股東權益（包括貸款） Minority interests (including loans)
二零零一年一月一日之結餘	Balance at January 1, 2001	$72	$448	$18	$ 2	$45
融資之現金流入／（流出）淨額	Cash inflow/(outflow) from financing	–	8	(4)	46	–
以股代息	Scrip dividend	–	–	–	–	–
所佔儲備	Share of reserves	–	–	–	–	10
已付股息	Dividend paid	–	–	–	–	–
回購股份	Repurchase of shares	–	–	–	–	–
二零零一年十二月三十一日之結餘	**Balance at December 31, 2001**	**$72**	**$456**	**$14**	**$48**	**$55**

二零零零年之比較數字如下：

The comparative figures for 2000 are set out as follows:

(以百萬港元為單位)	(In HK$ millions)	股本 Share capital	股本溢價 Share premium	融資租賃債務 Obligations under finance leases	銀行貸款 Bank loans	少數股東權益（包括貸款） Minority interests (including loans)
二零零零年一月一日之結餘	Balance at January 1, 2000	$71	$478	$22	$–	$ 8
融資之現金流入／（流出）淨額	Cash inflow/(outflow) from financing	2	85	(4)	2	7
以股代息	Scrip dividend	–	22	–	–	–
所佔儲備	Share of reserves	–	–	–	–	33
已付股息	Dividend paid	–	–	–	–	(3)
回購股份	Repurchase of shares	(1)	(137)	–	–	–
二零零零年十二月三十一日之結餘	Balance at December 31, 2000	$72	$448	$18	$ 2	$45

26. 現金及現金等值結存之分析 / 26. ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS

(以百萬港元為單位)	(In HK$ millions)	2001	2000
現金及銀行結存	Cash and bank balances	$579	$749
減：存款日起三個月以上到期之銀行定期存款	Deduct: Bank deposits with maturity over three months from date of deposits	(6)	(158)
		573	591
銀行貸款	Bank loans	84	–
減：償還期為貸款日起計三個月以上之銀行貸款	Deduct: Bank loans repayable over three months from date of advance	(48)	–
		36	–
淨現金及現金等值	Net cash and cash equivalents	$537	$591

以上之本集團現金及銀行結存包括70百萬港元(2000: 61百萬港元)等值之人民幣現金及銀行結存。

Included in the cash and bank balances of the Group are cash and bank balances totaling HK$70 million (2000: HK$61 million) denominated in Reminbi.

85

27. 承擔 / 27. COMMITMENTS

(a) 營業租約之承擔 / (a) Commitments under operating leases

於二零零一年十二月三十一日，本集團及本公司就零售店鋪、辦公室、工廠及貨倉之營業租約所需支付之最低租賃承擔如下：

At December 31, 2001, the Group and the Company had future aggregate minimum commitments under operating leases in respect of retail shops, office premises, factories and warehouses as set out below:

於下列期間屆滿之營業租約：

Operating leases which expire:

		集團 Group		公司 Company	
			(重新列賬) (Restated)		(重新列賬) (Restated)
(以百萬港元為單位)	(In HK$ millions)	2001	2000	2001	2000
一年內	Within one year	$380	$325	$14	$ 2
一年後但五年內	After one year but within five years	535	426	21	–
五年以上	Over five years	23	7	–	–
		$938	$758	$35	$ 2

27. 承擔(續) 27. COMMITMENTS (continued)

(b) 資本承擔

於二零零一年十二月三十一日,本集團及本公司有以下之資本承擔:

(b) Capital commitments

At December 31, 2001, the Group and the Company had the following capital commitments:

		集團 Group		公司 Company	
(以百萬港元為單位)	*(In HK$ millions)*	**2001**	2000	**2001**	2000
已簽約但未撥備	Contracted but not provided for	**$4**	$–	**$–**	$–

(c) 外幣合約

本集團對其日常業務所需,簽訂了有關購買遠期外幣合約總額達31百萬港元(二零零零年:無)。

(c) Foreign currency contracts

The Group entered into agreements for forward purchases of foreign currencies totaling HK$31 million (2000: NIL) in the ordinary course of business.

28. 或然負債 28. CONTINGENT LIABILITIES

於二零零一年十二月三十一日,本集團及本公司有以下並無包括在財務報表內之或然負債:

At December 31, 2001, the Group and the Company had contingent liabilities not included in the financial statements in respect of the following:

		集團 Group		公司 Company	
(以百萬港元為單位)	*(In HK$ millions)*	**2001**	2000	**2001**	2000
代替租賃及水電按金之銀行擔保	Bank guarantees in lieu of rental and utility deposits	**$10**	$ 7	**$–**	$–
已發出之保證票據	Guarantee notes issued	**50**	51	**–**	–
		$60	$58	**$–**	$–

29. 主要附屬公司 29. PRINCIPAL SUBSIDIARIES

本公司於二零零一年十二月三十一日之主要附屬公司如下：

The following is a list of the principal subsidiaries of the Company at December 31, 2001:

附屬公司名稱 Name of subsidiary	註冊成立地點 Place of incorporation	持有股份之有效百分率 Effective percentage of equity holding 2001	2000	已發行及全數繳足股本或註冊資本 Issued and fully paid share capital or registered capital	主要業務及經營地區 Principal activities and place of operation
Bluestar Exchange Limited *	香港 Hong Kong	**100**	100	3,000,000股每股面值1港元之普通股 3,000,000 ordinary shares of HK$1 each	在香港經營零售服裝及配襯用品 Retailing of apparel and accessories in Hong Kong
Bluestar Exchange Germany GmbH *	德國 Germany	**85**	85	2,400,000 歐羅 EUR2,400,000	在德國經營零售服裝及配襯用品 Retailing of apparel and accessories in Germany
東莞智興製衣有限公司 *(附註 1) Dongguan Chihing Garments Ltd. * (Note 1)	中國 Mainland China	**100**	100	42,558,499港元 HK$42,558,499	擁有位於中國大陸之廠房 Owning a factory in Mainland China
East Jean Limited *	香港 Hong Kong	**100**	100	100,000股每股面值10港元之普通股 100,000 ordinary shares of HK$10 each	在台灣經營零售服裝及配襯用品 Retailing of apparel and accessories in Taiwan
Giordano (Australia) Pty. Limited *	澳洲 Australia	**79**	79	700,000股每股面值1澳幣之普通股 700,000 ordinary shares of AUD1 each	在澳洲經營零售服裝及配襯用品 Retailing of apparel and accessories in Australia
Giordano (Japan) Limited *	日本 Japan	**100**	100	1,020股每股面值50,000日元之普通股 1,020 ordinary shares of JPY50,000 each	在日本經營零售服裝及配襯用品 Retailing of apparel and accessories in Japan

二零零一年十二月三十一日
December 31, 2001

29. 主要附屬公司(續) 29. PRINCIPAL SUBSIDIARIES (continued)

附屬公司名稱 Name of subsidiary	註冊成立地點 Place of incorporation	持有股份之有效百分率 Effective percentage of equity holding		已發行及全數繳足股本或註冊資本 Issued and fully paid share capital or registered capital	主要業務及經營地區 Principal activities and place of operation
		2001	2000		
佐丹奴有限公司 * Giordano Limited *	香港 Hong Kong	**100**	100	50,000股每股面值100港元之普通股 50,000 ordinary shares of HK$100 each	在香港經營零售及分銷服裝及配襯用品 Retailing and distribution of apparel and accessories in Hong Kong
Giordano (M) Sdn. Bhd.	馬來西亞 Malaysia	**100**	100	100,000股每股面值1馬來西亞幣之普通股 100,000 ordinary shares of RM1 each	在馬來西亞經營零售服裝及配襯用品 Retailing of apparel and accessories in Malaysia
Giordano (Macau) Limited *	澳門 Macau	**100**	100	50,000澳門幣以2 出資份額代表 MOP50,000 represented by 2 quotas	在澳門經營零售服裝及配襯用品 Retailing of apparel and accessories in Macau
Giordano Originals (Singapore) Private Limited	新加坡共和國 Republic of Singapore	**100**	100	1,900,002股每股面值1新加坡元之普通股 1,900,002 ordinary shares of S$1 each	在新加坡經營零售服裝及配襯用品 Retailing of apparel and accessories in Singapore
Giordano (Thai) Co., Ltd. *	泰國 Thailand	**100**	100	1,000,000股每股面值10泰銖之普通股 1,000,000 ordinary shares of THB10 each	在泰國經營零售服裝及配襯用品 Retailing of apparel and accessories in Thailand
富旺製衣有限公司 * Global Net Garment Manufacturing Limited *	香港 Hong Kong	**100**	100	2股每股面值1港元之普通股 2 ordinary shares of HK$1 each	在香港從事服裝貿易 Trading of apparel products in Hong Kong

29. 主要附屬公司(續) 29. PRINCIPAL SUBSIDIARIES (continued)

附屬公司名稱 Name of subsidiary	註冊成立地點 Place of incorporation	持有股份之有效百分率 Effective percentage of equity holding 2001	2000	已發行及全數繳足股本或註冊資本 Issued and fully paid share capital or registered capital	主要業務及經營地區 Principal activities and place of operation
亮志製衣有限公司 * Gloss Mind Garment Manufacturing Company Limited *	香港 Hong Kong	**51**	51	1,000,000股每股面值1港元之普通股 1,000,000 ordinary shares of HK$1 each	在香港從事服裝貿易 Trading of apparel products in Hong Kong
劉黃顧問有限公司 Lau, Wong & Associates Consultants Limited	香港 Hong Kong	**100**	100	200,000股每股面值1港元之普通股 200,000 ordinary shares of HK$1 each	在香港提供管理顧問服務 Management consultancy service in Hong Kong
PT. Giordano Indonesia *	印尼 Indonesia	**40**	40	1,500股每股面值1,000,000印尼盾之普通股 1,500 ordinary shares of IDR1,000,000 each	在印尼經營零售服裝及配襯用品 Retailing of apparel and accessories in Indonesia
深圳虎威製衣有限公司 * (附註 2) Shenzhen Tiger Garment Ltd. * (Note 2)	中國 Mainland China	**100**	100	15,100,000人民幣 RMB15,100,000	在中國深圳投資控股，製造及銷售服裝及配襯用品 Investment holding, manufacturing and retailing of apparel and accessories in Shenzhen, Mainland China
虎威企業有限公司 Tiger Enterprises Limited	香港 Hong Kong	**100**	100	1,000股每股面值1港元之普通股 60,000,000股每股面值1港元之無投票權遞延股 1,000 ordinary shares of HK$1 each 60,000,000 non-voting deferred shares of HK$1 each	在中國大陸投資控股 Investment holding in Mainland China

二零零一年十二月三十一日
December 31, 2001

29. 主要附屬公司(續) 29. PRINCIPAL SUBSIDIARIES (continued)

附屬公司名稱 Name of subsidiary	註冊成立地點 Place of incorporation	持有股份之有效百分率 Effective percentage of equity holding		已發行及全數繳足股本或註冊資本 Issued and fully paid share capital or registered capital	主要業務及經營地區 Principal activities and place of operation
		2001	2000		
東寶紡織實業有限公司 * Tobo Textile Limited *	香港 Hong Kong	**51**	51	2股每股面值1港元之普通股 2 ordinary shares of HK$1 each	在香港從事紗之貿易 Yarns trading in Hong Kong
Walton International Ltd. *	開曼群島 Cayman Islands	**100**	100	102股每股面值1美元之普通股 102 ordinary shares of US$1 each	批授商標專利權 Licensing of trademarks

* *間接附屬公司*

* *subsidiaries held indirectly*

附註:

1. 東莞智興製衣有限公司乃一間外商獨資經營公司
2. 深圳虎威製衣有限公司乃一間中外合作經營公司

Notes:

1. Dongguan Chihing Garments Ltd. is a wholly-foreign-owned enterprise
2. Shenzhen Tiger Garment Ltd. is a sino-foreign co-operative joint venture

30. 財務報表通過 30. APPROVAL OF FINANCIAL STATEMENTS

本年度財務報表已於二零零二年三月十四日由董事會通過。

The financial statements were approved by the board of directors on March 14, 2002.

購股權計劃

本公司根據股東於一九九五年五月二十三日採納及批准之僱員購股權計劃，授予本公司及其任何附屬公司之董事、行政人員及僱員購股權。在不影響根據該購股權計劃已授出而尚未行使之購股權之權利及利益情況下，該計劃已於二零零二年一月二十四日終止。

本公司在二零零二年一月二十四日之股東特別大會上，股東通過普通決議案採納及批准新購股權計劃（「2002購股權計劃」）。2002購股權計劃之摘要如下：

(1) 目的

以鼓勵及獎勵對本集團作出貢獻或將可作出貢獻選定之合資格人士。

(2) 合資格人士

(i) (a) 任何董事或擬委任董事（不論是執行或非執行，包括任何獨立非執行董事）；僱員或擬聘請之僱員（不論是全職或兼職），或

(b) 其時借調之任何人，

屬於本集團任何成員或任何控股股東或由控股股東控制之任何公司；或

(ii) 持有本集團任何成員或任何控股股東或任何控股股東控制公司所發行之任何證券之持有人；或

(iii) (a) 任何業務或合作夥伴、特許經營權受讓人、承包商、代理或代表，

SHARE OPTION SCHEME

Share options are granted to directors, executives and employees of the Company and any subsidiaries under the Employee Share Option Scheme adopted and approved by shareholders on May 23, 1995. This scheme has been terminated on January 24, 2002 without prejudice to the rights and benefits of and attached to those options granted thereunder which are outstanding as at that date.

At the special general meeting of the Company held on January 24, 2002, an ordinary resolution was duly passed under which a new Share Option Scheme ("2002 Option Scheme") was adopted and approved by the shareholders. A summary of the 2002 Option Scheme is as follows:

(1) Purpose

As incentives or rewards for the contribution or potential contribution to the Group from the selected eligible persons.

(2) Eligible persons

(i) (a) any director or proposed director (whether executive or non-executive, including any independent non-executive director), employee or proposed employee (whether full time or part time) of, or

(b) any individual for the time being seconded to work for,

any member of the Group or any controlling shareholder or any company controlled by a controlling shareholder; or

(ii) any holder of any securities issued by any member of the Group or any controlling shareholder or any company controlled by a controlling shareholder; or

(iii) (a) any business or joint venture partner, franchisee, contractor, agent or representative of,

購股權計劃(續)

SHARE OPTION SCHEME (continued)

(2) 合資格人士(續)

(b) 任何人士或個體提供研究、發展或其他技術支援或任何諮詢、顧問、專業或其他服務，

(c) 任何貨品或服務供應商，

(d) 任何客戶，或

(e) 任何業主及租客(包括分租租客)，

乃本集團任何成員或任何控股股東或由控股股東控制之任何公司；

並就2002購股權計劃而言，將包括由一位或多位隸屬以上任何合資格人士所控制之任何公司。

(2) Eligible persons (continued)

(b) any person or entity that provides research, development or other technological support or any advisory, consultancy, professional or other services to,

(c) any supplier of goods or services to,

(d) any customer of, or

(e) any landlord or tenant (including any sub-tenant) of,

any member of the Group or any controlling shareholder or a company controlled by a controlling shareholder;

and, for the purposes of the 2002 Option Scheme, shall include any company controlled by one or more persons belonging to any of the above classes of eligible persons.

(3) 股份數目上限

可發行之股份數目上限為143,602,851股，約相等於在本報告日本公司已發行股份之10%。

(3) Maximum number of shares

The maximum number of shares available for issue is 143,602,851, representing approximately 10 percent of the issued share capital of the Company as at the date of this report.

(4) 每位合資格人士可獲授權益上限

每位合資格人士在任何十二個月內(直至授出購股權當日止)，根據2002購股權計劃及本公司任何其他購股權計劃獲授之購股權(包括已註銷、已行使及尚未行使之購股權)予以行使時，所發行及將發行之股份上限不得超過本公司已發行股份之1%。

(4) Maximum entitlement of each eligible person

The maximum number of shares issued and to be issued upon exercise of options granted under the 2002 Option Scheme and any other share option schemes of the Company to any eligible person (including cancelled, exercised and outstanding options), in any 12-month period up to the date of grant shall not exceed one percent of the shares in issue.

購股權計劃(續)

(5) 購股權行使期

購股權可根據2002購股權計劃條款之規定，於董事授出購股權時，決定授出之購股權當日或其後日子開始行使，直至董事授出購股權時已決定之日期營業時間結束時屆滿(惟於任何情況下，由授出購股權當日起計不可超過十年，而接受提供之購股權當日亦以授出購股權之日期計)。

(6) 接受提供之購股權

購股權獲授人必須於本公司提供授出購股權日期起三十天內(包括提供購股權當日)接受有關之提供。於接受提供授予之購股權時，須繳付1.00港元。

(7) 釐定購股權行使價之基準

行使購股權時須予支付之每股股份之購股權價將由董事決定，惟購股權價須至少為下列兩者中之較高者：

(i) 於授出日期之股份收市價；及

(ii) 授出日期前五個營業日之平均收市價，

惟每股股份之購股權價在任何情況下不可低於一股股份之面值。

(8) 2002購股權計劃尚餘之有效期

2002購股權計劃維持生效直至二零一二年一月二十四日屆滿。

SHARE OPTION SCHEME (continued)

(5) Time of exercise of option

An option may be exercised in accordance with the terms of the 2002 Option Scheme at any time during a period commencing on such date on or after the date on which the option is granted as the directors may determine in granting the option and expiring at the close of business on such date as the directors may determine in granting the option but in any event shall not exceed ten years from the date of grant (which is the date of offer of grant if the offer for the grant of the option is accepted).

(6) Acceptance of offers

An offer for the grant of options must be accepted within 30 days inclusive of the day on which such offer was made. The amount payable on acceptance of the offer for the grant of an option is HK$1.00.

(7) Basis of determining the option exercise price

The option price per share payable on the exercise of an option is to be determined by the directors provided always that it shall be at least the higher of:

(i) the closing price of the shares on the date of offer; and

(ii) the average closing price of the shares for the five business days immediately preceding the date of offer,

provided that the option exercise price per share shall in no event be less than the nominal amount of a share.

(8) The remaining life of the 2002 Option Scheme

The 2002 Option Scheme will remain in force until January 24, 2012.

購股權之變動

MOVEMENT OF SHARE OPTIONS

本年度內，本公司購股權之變動情況載於下表：

Following table discloses movements in the Company's share options during the year:

合資格人士 Eligible Persons	於二零零一年一月一日之購股權 Options held at January 1, 2001	本年度授予之購股權 Options granted during year	本年度行使之購股權 Options exercised during year	本年度失效之購股權 Options lapsed during year	於二零零一年十二月三十一日之購股權 Options held at December 31, 2001
劉國權	1,400,000	–	1,400,000	–	–
Lau Kwok Kuen, Peter	15,000,000	–	–	–	15,000,000
董事	10,000,000	–	–	–	10,000,000
Director					
馮永昌	800,000	–	–	–	800,000
Fung Wing Cheong, Charles	300,000	–	–	–	300,000
董事	300,000	–	–	–	300,000
Director	300,000	–	–	–	300,000
馬灼安	468,000	–	–	–	468,000
Mah Chuck On, Bernard	472,000	–	–	–	472,000
董事	300,000	–	–	–	300,000
Director	300,000	–	–	–	300,000
	300,000	–	–	–	300,000
黃百全	548,000	–	–	–	548,000
Wong Pak Chuen, Paul	–	200,000	–	–	200,000
董事					
Director					
連續合約僱員	130,000	–	130,000	–	–
Continuous contract	248,000	–	100,000	148,000	–
employees	1,336,000	–	56,000	52,000	1,228,000
	3,120,000	–	320,000	–	2,800,000
	1,544,000	–	188,000	–	1,356,000
	5,020,000	–	2,608,000	–	2,412,000
	300,000	–	–	–	300,000
	300,000	–	–	–	300,000
	300,000	–	–	–	300,000

行使價 Exercise price	授予日期 Grant date	有效期 Vesting period	行使期 Exercise period
港元 HK$	(月/日/年) (MM/DD/YYYY)	(月/日/年) (MM/DD/YYYY)	(月/日/年) (MM/DD/YYYY)
2.220	05/25/1993	05/25/1993 — 05/24/1995	05/25/1995 — 05/23/2001
2.600	08/24/1995	08/24/1995 — 02/23/1996	02/24/1996 — 05/28/2005
2.830	05/07/1996	05/07/1996 — 05/06/1999	05/07/1999 — 05/28/2005
2.150	05/30/1995	05/30/1995 — 05/29/1998	05/30/1998 — 05/28/2005
4.460	07/08/2000	07/08/2000 — 07/07/2001	07/08/2001 — 05/28/2005
4.460	07/08/2000	07/08/2000 — 07/07/2002	07/08/2002 — 05/28/2005
4.460	07/08/2000	07/08/2000 — 07/07/2003	07/08/2003 — 05/28/2005
0.878	12/05/1997	12/05/1997 — 12/04/1999	12/05/1999 — 05/28/2005
0.878	12/05/1997	12/05/1997 — 12/04/2000	12/05/2000 — 05/28/2005
4.460	07/08/2000	07/08/2000 — 07/07/2001	07/08/2001 — 05/28/2005
4.460	07/08/2000	07/08/2000 — 07/07/2002	07/08/2002 — 05/28/2005
4.460	07/08/2000	07/08/2000 — 07/07/2003	07/08/2003 — 05/28/2005
0.878	12/05/1997	12/05/1997 — 12/04/2000	12/05/2000 — 05/28/2005
3.384	04/26/2001	04/26/2001 — 04/25/2004	04/26/2004 — 05/28/2005
2.220	05/25/1993	05/25/1993 — 05/24/1995	05/25/1995 — 05/23/2001
1.865	09/28/1994	09/28/1994 — 09/27/1997	09/28/1997 — 05/23/2001
2.150	05/30/1995	05/30/1995 — 05/29/1998	05/30/1998 — 05/28/2005
3.190	03/04/1996	03/04/1996 — 09/03/1996	09/04/1996 — 05/28/2005
0.878	12/05/1997	12/05/1997 — 12/04/1999	12/05/1999 — 05/28/2005
0.878	12/05/1997	12/05/1997 — 12/04/2000	12/05/2000 — 05/28/2005
0.692	02/24/1999	02/24/1999 — 02/23/2000	02/24/2000 — 05/28/2005
0.692	02/24/1999	02/24/1999 — 02/23/2001	02/24/2001 — 05/28/2005
0.692	02/24/1999	02/24/1999 — 02/23/2002	02/24/2002 — 05/28/2005

購股權之變動(續) MOVEMENT OF SHARE OPTIONS (continued)

合資格人士 Eligible Persons	於二零零一年一月一日之購股權 Options held at January 1, 2001	本年度授予之購股權 Options granted during year	本年度行使之購股權 Options exercised during year	本年度失效之購股權 Options lapsed during year	於二零零一年十二月三十一日之購股權 Options held at December 31, 2001
連續合約僱員	544,000	–	544,000	–	–
Continuous contract	544,000	–	–	136,000	408,000
employees	240,000	–	–	–	240,000
	240,000	–	–	–	240,000
	240,000	–	–	–	240,000
	240,000	–	–	–	240,000
	240,000	–	–	–	240,000
	700,000	–	–	300,000	400,000
	600,000	–	–	300,000	300,000
	600,000	–	–	300,000	300,000
	–	4,740,000	–	270,000	4,470,000
	–	5,474,000	–	–	5,474,000

附註： *Notes:*

1. 緊隨購股權授出日前之股份收市價如下：

1. The closing prices of the shares immediately before the date on which options were granted are as follows:

授出日期	Date of Grant	緊隨購股權授出日前之股份收市價 Closing price of share immediately before the date of grant
		港元 HK$
二零零一年二月七日	February 7, 2001	4.650
二零零一年四月二十六日	April 26, 2001	4.175
二零零一年八月三十一日	August 31, 2001	3.850

2. 有關劉國權先生及僱員連續性合約已行使之購股權於緊隨行使日前之加權平均股份收市價分別為4.225港元及4.218港元

2. The weighted average closing prices of the shares immediately before the dates of exercise are HK$4.225 and HK$4.218 respectively regarding the options exercised by Mr. Lau Kwok Kuen, Peter and the Employees Continuous Contract .

行使價 Exercise price	授予日期 Grant date	有效期 Vesting period	行使期 Exercise period
港元 HK$	(月/日/年) (MM/DD/YYYY)	(月/日/年) (MM/DD/YYYY)	(月/日/年) (MM/DD/YYYY)
0.770	03/05/1999	03/05/1999 – 03/04/2001	03/05/2001 – 05/28/2005
0.770	03/05/1999	03/05/1999 – 03/04/2002	03/05/2002 – 05/28/2005
2.320	07/17/1999	07/17/1999 – 07/31/2000	08/01/2000 – 05/28/2005
2.320	07/17/1999	07/17/1999 – 07/31/2001	08/01/2001 – 05/28/2005
2.320	07/17/1999	07/17/1999 – 07/31/2002	08/01/2002 – 05/28/2005
2.320	07/17/1999	07/17/1999 – 07/31/2003	08/01/2003 – 05/28/2005
2.320	07/17/1999	07/17/1999 – 07/31/2004	08/01/2004 – 05/28/2005
4.460	07/08/2000	07/08/2000 – 07/07/2001	07/08/2001 – 05/28/2005
4.460	07/08/2000	07/08/2000 – 07/07/2002	07/08/2002 – 05/28/2005
4.460	07/08/2000	07/08/2000 – 07/07/2003	07/08/2003 – 05/28/2005
3.728	02/07/2001	02/07/2001 – 02/06/2004	02/07/2004 – 05/28/2005
3.108	08/31/2001	08/31/2001 – 08/30/2003	08/31/2003 – 05/28/2005

購股權之股值

購股權授予時，在財務報表上並不會確認，但只會於其行使時才確認。於二零零一年財政年度購股權授予之每股加權平均合理價值為1.78港元。該加權平均合理價值乃採用柏力克。舒爾斯期權定價模式，並於授出日採用以下之假設數據計算：

無風險利率	:	4.2%至5.1%（於授出日之三年期外匯基金債券的大約孳息）
預期股息	:	歷史股息每股為15.25港仙至18.25港仙
預期波幅	:	歷史波幅介乎53%至66%
預期有效期	:	介乎3.7年至4.3年

柏力克。舒爾斯期權定價模式的設計旨在評估並無授出限制且可以自由轉讓之公開買賣期權之合理價值。而且，該期權定價模式亦須視乎若干高度主觀假設數據，包括預期股價波幅。任何主觀假設數據倘出現任何變動均會對購股權之合理價值造成重大影響。

VALUATION OF SHARE OPTIONS

The share options granted are not recognised in the financial statements until they are exercised. The weighted average fair value per share option granted during the fiscal year 2001 is HK$1.78. The weighted average fair value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	:	4.2 percent to 5.1 percent, being the approximate yield of 3-year Exchange Fund Note on the grant date
Expected dividend	:	historical dividends of 15.25 HK cents to 18.25 HK cents per share
Expected volatility	:	53 percent to 66 percent based on historical volatility
Expected life	:	3.7 to 4.3 years

The Black-Scholes option pricing model is developed to estimate the fair value of publicly traded options that have no vesting restrictions and are fully transferable. In addition, such option pricing model requires input of highly subjective assumptions, including the expected stock price volatility. Any changes in the subjective input assumptions may materially affect the estimation of the fair value of an option.

茲通告佐丹奴國際有限公司(「本公司」)謹訂於二零零二年四月二十五日星期四上午十一時正假座香港九龍長沙灣道777-779號天安工業大廈五樓舉行股東週年大會，處理下列事項：

1. 省覽截至二零零一年十二月三十一日止年度之經審核財務報表、董事會及核數師報告書。

2. 宣布派發截至二零零一年十二月三十一日止年度之末期股息。

3. 宣布派發截至二零零一年十二月三十一日止年度之特別股息。

4. 重選退任董事。

5. 續聘核數師及授權董事會釐定其酬金。

6. 作為特別事項，考慮並酌情通過或經修訂後通過下列決議案為普通決議案及特別決議案：

普通決議案

(1) 「**動議**：

(A) 無條件授予本公司董事會一項一般性授權，可於有關期間內發行、配發或處理本公司股本中之額外股份，並作出或授予可能須行使該等權力之建議、協議及購股權，惟須符合下列條件：

(a) 該項授權之有效期不可超越有關期間，但本公司董事會可在有關期間內作出或授予可能於有關期間內或屆滿後行使該等權力之建議、協議及購股權；及

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Giordano International Limited (the "Company") will be held at 5th Floor, Tin On Industrial Building, 777-779 Cheung Sha Wan Road, Kowloon, Hong Kong on Thursday, April 25, 2002 at 11:00 a.m. for the following purposes:

1. To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended December 31, 2001.

2. To declare a final dividend for the year ended December 31, 2001.

3. To declare a special dividend for the year ended December 31, 2001.

4. To re-elect retiring directors.

5. To re-appoint the auditors and to authorize the directors to fix their remuneration.

6. As special business, to consider and, if thought fit, pass, with or without modifications, the following resolutions as Ordinary Resolutions and Special Resolution:

ORDINARY RESOLUTIONS

(1) "**THAT**:

(A) a general mandate be and is hereby unconditionally given to the directors of the Company during the Relevant Period to issue, allot or otherwise deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power, subject to the following conditions:

(a) such mandate shall not extend beyond the Relevant Period save that the directors of the Company may during the Relevant Period make or grant offers, agreements and options which might require the exercise of such powers at any time during or after the end of the Relevant Period; and

(b) 本公司董事會依據上述授權而配發、發行或處理本公司股本中之股份(除因：(aa)供股；或(bb)依據本公司所發行賦有權力認購或購買本公司股份之認股權證或其他證券之條款而行使認購權或兌換股權；或(cc)行使本公司股東已採納可向本公司及/或其任何附屬公司僱員授出購股權認購本公司股份之僱員購股權計劃所授出之購股權；或(dd)根據本公司細則訂立之以股代息或其他類似計劃而發行之股份除外)面值總額不得超過本公司於通過本決議案當日已發行股本面值總額之20%；及

(B) 就本決議案而言：

「有關期間」乃指本決議案獲通過之日起至下列最早日期止之期間：

(a) 本公司下屆股東週年大會結束；

(b) 依照本公司細則或百慕達適用之法例規定本公司須召開下屆股東週年大會之期限屆滿之日；及

(c) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案所給予之授權。

(b) the aggregate nominal amount of shares in the capital of the Company which may be allotted, issued or otherwise dealt with by the directors of the Company pursuant to such mandate, otherwise than pursuant to (aa) a Rights Issue; or (bb) the exercise of rights of subscription or conversion under the terms of any warrants or other securities issued by the Company carrying a right to subscribe for or purchase shares of the Company; or (cc) the exercise of any option under any share option scheme of the Company adopted by its shareholders for the grant or issue to employees of the Company and/or any of its subsidiaries of options to subscribe for or rights to acquire shares of the Company; or (dd) any scrip dividend or other similar scheme implemented in accordance with the Bye-Laws of the Company, shall not exceed 20 percent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution; and

(B) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by its Bye-Laws or any applicable laws of Bermuda to be held; and

(c) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting.

「供股」乃指本公司董事會於所定期間內根據某一指定記錄日期名列股東名冊之股東於該日之持股比例向彼等提出之股份發售建議(惟本公司董事會有權就零碎配額，或就考慮任何香港以外地區但適用於本公司之法律及法規下之限制或責任或任何認可管制機構或任何證券交易所之規定後，作出其認為必須或權宜取消若干股東在此方面之權利或作出其他安排)。」

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on its Register of Members on a fixed record date in proportion to their holdings of shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of or the requirements of any recognized regulatory body or stock exchange in any territory outside Hong Kong)."

(2) 「**動議**：

(A) 無條件授予本公司董事會一項一般性授權，可於有關期間內行使本公司一切權力購回本公司股本中之股份，惟須符合下列條件：

(a) 根據該項授權行使一切權力，惟須遵守所有適用法例及香港聯合交易所有限公司證券上市規則或任何其他適用之證券交易所規定；及

(b) 本公司依據上述授權而購回之本公司股本中之股份面值總額，不得超過本公司於通過本決議案當日已發行股本面值總額之10%；及

(2) "**THAT**:

(A) a general mandate be and is hereby unconditionally given to the directors of the Company during the Relevant Period to exercise all powers of the Company to purchase shares in the capital of the Company subject to the following conditions:

(a) the exercise of all powers pursuant to such mandate shall be subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or of any other applicable stock exchange; and

(b) the aggregate nominal amount of shares in the share capital of the Company which may be purchased pursuant to such mandate shall not exceed 10 percent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution; and

(B) 就本決議案而言：

「有關期間」乃指本決議案獲通過之日起至下列最早日期止之期間：

(a) 本公司下屆股東週年大會結束；

(b) 依照本公司細則或百慕達適用之法例規定本公司須召開下屆股東週年大會之期限屆滿之日；及

(c) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案所給予之授權。」

(3) 「**動議**批准將本公司董事會根據召開本大會通告內第6(1)項決議案所獲可在有關期間（按該決議案之定義）發行、配發或處理本公司之額外股份之一般授權擴大，使根據該項一般授權可發行、配發或處理之本公司股份面值總額增加，而加幅等於本公司董事會行使本公司權力所購回之股份面值總額，惟該增幅不可超逾本公司於通過本決議案當日已發行股本面值總額之10%。」

(B) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by its Bye-Laws or any applicable laws of Bermuda to be held; and

(c) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting."

(3) "**THAT** the general mandate granted to the directors of the Company pursuant to the authority given in the resolution set out in item 6(1) in the notice convening this meeting to issue, allot or otherwise deal with additional shares of the Company during the Relevant Period (as defined in that Resolution) be and is hereby extended by the addition to the aggregate nominal amount of shares in the capital of the Company which may be issued, allotted or otherwise dealt with pursuant to such general mandate of an amount representing the aggregate nominal amount of shares in the capital of the Company purchased by the directors of the Company pursuant to their exercise of the powers of the Company to purchase such shares, provided that such amount shall not exceed 10 percent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution."

特別決議案

(4) 「動議本公司之公司細則修改如下：

(A) 緊接公司細則第1(A)條「指定報章」之定義前加入下述定義：

「「地址」具有獲賦予其一般涵義，並包括根據本公司細則用作通訊之任何傳真號碼、電子號碼或地址或網址；」

(B) 刪除公司細則第1(A)條「聯繫人士」之現有定義中之第(i)及(iii)段，並由下述新的第(i)及(iii)段取代：

「(i) 其配偶，以及董事或其配偶未滿18歲之子女或繼子女(「家族權益」)；」

「(iii) 其本人及/或其家屬權益直接或間接擁有股本權益的任何公司，而他們所合共擁有的股本權益足以讓他們在股東大會上行使或控制行使30%或以上(或根據有關地區之規則、規例或交易所守則或其他證券監管機關不時規定會觸發強制性公開要約所需的百分比)的投票權，或足以讓他們控制董事會大部分成員，以及上述公司的任何附屬公司或控股公司或其控股公司的附屬公司；」

(C) 緊隨公司細則第1(A)條「股息」之定義後加入下述定義：

「「電子」具有百慕達一九九九年電子交易法可不時修訂所賦予之涵義；」

SPECIAL RESOLUTION

(4) "**THAT** the Bye-Laws of the Company be amended as follows:

(A) By adding the following definition immediately before the definition of "appointed newspaper" in Bye-Law 1(A):

""address" shall have the ordinary meaning given to it and shall include any facsimile number, electronic number or address or website used for the purposes of any communication pursuant to these Bye-Laws;"

(B) By deleting the existing paragraphs (i) and (iii) of the existing definition of "associates" in Bye-Law 1(A) and substituting therefor the following new paragraphs (i) and (iii):

"(i) his spouse and any child or step-child under the age of 18 years of the Director or his spouse ("family interests");"

"(iii) any company in the equity capital of which he and/or his family interests taken together are directly or indirectly interested so as to exercise or control the exercise of 30 per cent. (or such amount as may from time to time be specified in the rules, regulations or codes of the stock exchange or other securities regulatory body in the Relevant Territory as being the level for triggering a mandatory general offer) or more of the voting power at general meetings, or to control the composition of a majority of the board of directors and any other company which is its subsidiary or holding company or a fellow subsidiary of any such holding company;"

(C) By adding the following definition immediately after the definition of "dividend" in Bye-Law 1(A):

""electronic" shall have the meaning given to it in the Electronic Transactions Act 1999 of Bermuda as may be amended from time to time;"

(D) 刪除公司細則第1(A)條「書面形式」或「印刷」之現有定義，並由下述新定義取代：

「「書面形式」或「印刷」包括書寫、印刷、平版印刷、攝影、打字及以易讀形式表示文字或數字之任何其他方式，及為免生疑，亦包括傳真傳送訊息，及董事會可全權決定根據本細則之目的及依據該條款及條件對採用電子記錄及通訊有最終決定權。」

(E) 刪除現有公司細則第6(D)條，並由下述新公司細則取代：

「6(D) 在適當情況下，若符合聯交所或任何其他有關之監管機關不時訂定之規則，本公司可按照股東大會所批准之購股權計劃，以董事會認為適合之條款，撥款收購本公司或其控股公司之繳足或部分繳足股份。就本公司之公司細則而言，購股權計劃旨在鼓勵或方便合資格人士包括本公司、本公司之附屬公司或控股公司或本公司控股公司之附屬公司等之真正僱員或前僱員(包括在不論公司法第96條規定下之現兼或曾兼董事之有關真正僱員或前僱員)持有本公司之股份或債券，或以彼等為受益人而持有。」

(D) By deleting the existing definition of "writing" or "printing" in Bye-Law 1(A) and substituting therefor the following new definition:

""writing" or "printing" shall include writing, printing, lithography, photography, typewriting and every other mode of representing words or figures in a legible form, and for the avoidance of doubt, shall include facsimile transmission message, and, if the Board shall in its absolute discretion determine for any purpose or purposes under these Bye-Laws and subject to such terms and conditions as the Board may determine, electronic record or communication."

(E) By deleting the existing Bye-Law 6(D) and substituting therefor the following new Bye-Law:

"6(D) Subject, where applicable, to the rules of the Stock Exchange or any other relevant regulatory authority from time to time the Company may in accordance with a share option scheme approved by the shareholders in general meeting provide money on such terms as the Board thinks fit for the acquisition of fully or partly paid shares in the Company or its holding company. For the purposes of this Bye-Law, a share option scheme is a scheme for encouraging or facilitating the holding of shares or debentures in the Company by or for the benefit of eligible persons including bona fide employees or former employees (including, notwithstanding Section 96 of the Companies Act, any such bona fide employee or former employee who is or was also a director) of, inter alia, the Company, a subsidiary of the Company or holding company or a subsidiary of the Company's holding company."

(F) 刪除現有公司細則第39條，並由下述新公司細則取代：

「39. 董事會可全權及毋須理由而拒絕登記股份(並未全數繳足股份)過戶予其不批准之人士；或根據任何購股權計劃所發行予合資格人士之股份過戶，而該等合資格人士包括受到仍然有效之過戶限制之僱員；同時亦可拒絕登記股份(不論全數繳足與否)過戶予四名以上聯名持有人；或本公司具有留置權之股份(並未全數繳足股份)過戶。」

(G) 刪除現有公司細則第165條，並由下述新公司細則取代：

「165. 本公司向股東發出或刊發之任何通告或文件(包括根據聯交所指定涵義之「公司通訊」)，須以書面形式，並可用下列方式送達任何股東：

(i) 按登記冊內所載有關該股東之登記地址，以親身遞送或以預付郵費之信封或包裹郵寄；或

(ii) 遞送或留置於上述登記地址；或

(iii) 刊登報章廣告；或

(iv) 按有關股東就派發通告及文件而提供予本公司之傳真號碼傳送；或

(F) By deleting the existing Bye-Law 39 and substituting therefor the following new Bye-Law:

"39. The Board may, in its absolute discretion, and without assigning any reason, refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve or any share issued under any share option scheme for eligible persons including employees upon which a restriction on transfer imposed thereby still subsists, and it may also refuse to register a transfer of any share (whether fully paid up or not) to more than four joint holders or a transfer of any shares (not being a fully paid up share) on which the Company has a lien."

(G) By deleting the existing Bye-Law 165 and substituting therefor the following new Bye-Law:

"165. Any notice or document to be given or issued by the Company to a shareholder (including any "corporate communication" within the meaning ascribed thereto under the rules of the Stock Exchange), shall be in writing, and may be served by the Company on any shareholder:

(i) personally or by sending it through the post in a prepaid envelope or wrapper addressed to such shareholder at his registered address as appearing in the register; or

(ii) by delivering or leaving it at such registered address as aforesaid; or

(iii) by advertisement in the Newspapers; or

(iv) by transmitting it to any facsimile number supplied by such shareholder to the Company for the giving of notices and documents to him; or

(v) 按有關股東就派發通告及文件而提供予本公司之有關電子號碼或地址或網址傳送，惟本公司須獲有關股東事先書面確認其有意按上述電子方式接獲或以其他方式取得本公司發出或刊發之通告及文件；或

(vi) 登載於本公司網址，並通知股東有關通告或其他文件可於本公司網址閱覽（「可供閱覽通知」），惟本公司須獲有關股東事先書面確認其有意按登載於本公司網址方式接獲或以其他方式取得之本公司發出或刊發之通告及文件，並按本細則第165條方式向股東發出可供閱覽通知。

就股份聯名持有人而言，若任何通告或其他文件送達或遞送予登記冊排名首位之聯名持有人，即在各方面均視為充分送達或遞送予全部聯名持有人。本公司可參照股東名冊送達或傳送任何該等通告或其他文件，只要所參照的股東名冊內的資料不是送達或傳送日期15日前的資料即可。在當日後股東名冊有任何更動也不會導致送達

(v) by transmitting it to such electronic number or address or website supplied by such shareholder to the Company for the giving of notices and documents to him, provided that the Company has obtained prior written confirmation from such shareholder that such shareholder wishes to receive or otherwise have made available to him notices and documents to be given or issued to him by the Company by such electronic means; or

(vi) by placing it on the Company's website and serving a notice to a shareholder stating that the notice or other document is available on the Company's website (a "notice of availability"), provided that the Company has obtained prior written confirmation from such shareholder that such shareholder wishes to receive or otherwise have made available to him notices and documents to be given or issued to him by the Company by placing them on the Company's website and that the notice of availability may be served on a shareholder by any of the means set out in this Bye-Law 165.

In the case of joint holders of a share, service or delivery of any notice or other document on or to the joint holder whose name stands first in the register shall for all purposes be deemed a sufficient service on or deliver to all the joint holders. Any such notice or other document may be served or delivered by the Company by reference to the register as it stands at any time not more than fifteen days before the date of service or delivery. No change in the register after that time shall invalidate that service or delivery. For the avoidance of doubt, any documents

或傳送失效。為免生疑，對於本公司向股東發出或刊發之證明證券所有權(包括股票)之文件，只可按上文第(i)或(ii)項方式送達。」

(H) 緊隨現有公司細則第165條，加入下列新公司細則第165(A)條：

「165A. (i) 任何需要送交或送達本公司或本公司任何人員的任何通告或其他文件可送到或信封或包裹已妥為預付郵費郵寄到本公司或有關職位的人員的註冊地址或總部地址。

(ii) 董事會可不時指定以電子方式送交本公司的通告所採用的形式及方法，包括一個或以上接收電子通訊的地址，又可指定他們認為適合核證任何有關電子通訊的真確性或完整性的程序。只有在符合董事會指定的要求下，才可以電子方式向本公司送交通告。」

(I) 刪除現有公司細則第166條，並由下述新公司細則取代：

「166. 任何股東未有向本公司書面明確地表示要接獲或以其他方式收取本公司按公司細則第165(iv)、(v)或(vi)條發出或刊發之通告及文件，及其登記地址在有關地區以外者，可以書面向本公司知會處於有關地區之地址，及就以郵

evidencing titles to securities (including share certificates) to be given or issued by the Company to a shareholder may only be served by the Company on any shareholder by the means of (i) or (ii) set out above."

(H) By adding the following new Bye-Law 165A immediately after Bye-Law 165:

"165A. (i) *Any notice or document required to be sent* to or served upon the Company, or upon any officer of the Company, may be sent or served by leaving the same or sending it through the post in a prepaid envelope or wrapper addressed to the Company or to such officer at the Registered Office or the Head Office.

(ii) The Board may from time to time specify the form and manner in which a notice may be given to the Company by electronic means, including one or more addresses for the receipt of an electronic communication, and may prescribe such procedures as they think fit for verifying the authenticity or integrity of any such electronic communication. A notice may be given to the Company by electronic means only if it is given in accordance with the requirements specified by the Board."

(I) By deleting the existing Bye-Law 166 and substituting therefor the following new Bye-Law:

"166. Any shareholder who has not given an express positive confirmation in writing to the Company to receive or otherwise have made available to him notices and documents to be given or issued to him by the Company by means of Bye-Law 165 (iv), (v) or (vi) and whose registered address is outside the Relevant Territory may notify the Company in writing of an address in the Relevant

寄方式送達或遞送通告或其他文件而言，該地址則視為其註冊地址。倘該股東登記地址在有關地區以外，則以郵寄方式送達或遞送之通告或任何其他文件，均須以預付郵費之空郵郵件寄發。」

(J) 刪除現有公司細則第167條，並由下述新公司細則取代：

「167. 任何通告或其他文件：

(i) 若以郵寄方式寄發，緊隨包含該通告或文件之信封或包裹投入位於有關地區之郵局當日的翌日送達或傳送，及就送達證明方面，包含上述通告或其他文件之信封或包裹已妥為預付郵費、列明地址及投入該郵局已足夠作為送達證明，及經秘書或由董事會委任之其他人士就包含通告或其他文件之信封或包裹已列明地址並投入該郵局所簽署之書面證明為最終送達證明；

Territory which for the purpose of service or delivery of notice or other document by post shall be deemed to be his registered address. Where the registered address of the shareholder is outside the Relevant Territory, notice or any other document, if served or delivered through the post, shall be sent by prepaid airmail letter."

(J) By deleting the existing Bye-Law 167 and substituting therefor the following new Bye-Law:

"167. Any notice or other document:

(i) if sent by post shall be deemed to have been served or delivered on the day following that on which the envelope or wrapper containing the same is put into a post office situated within the Relevant Territory and in proving such service it shall be sufficient to prove that the envelope or wrapper containing the notice or other document was properly prepaid, addressed and put into such post office and a certificate in writing signed by the Secretary or other person appointed by the Board that the envelope or wrapper containing the notice or other document was so addressed and put into such post office shall be conclusive evidence thereof;

(ii) 若以電子方式發出，於發放後二十四小時概被視作已送達或傳送；如於發放後二十四小時內，發放者透過任何有關系統收到無法傳送之書面通知或類似之書面通知，該通告或文件將以郵寄方式寄發予該人士，惟視作已送達或傳送之時間乃以原電子方式發出二十四小時後起生效。當本公司已根據公司細則第165條第(vi)段收到股東之書面確認，通告或文件登載於本公司之網址被視作本公司已發放予該股東，而本公司於網址登載可供閱覽通知當日後二十四小時則被視作把有關之通告或文件送達或傳送；

(iii) 若以此等公司細則擬定之任何其他方式送達或傳送，須視為於親身送達或遞送或(視情況而定)於有關寄發、傳送或刊發之時已送達或遞送；及對於證明上述送達或遞送情況，則經秘書或本公司之其他人員或董事會所委任之其他人士就上述送達、遞送、寄發、傳送或刊發之事實及時間所簽署之書面證明為最終送達證明。」

(ii) if sent by electronic means, shall be deemed to be served or delivered on the expiration of twenty-four (24) hours after the transmission is sent unless a written notice of undelivery or written notice of similar nature is returned to the person who has effected such transmission through any relevant system within twenty-four (24) hours from despatch, in which case such notice or document shall be sent to the person by post provided that the date of deemed service or delivery shall be twenty-four (24) hours from the despatch of the original electronic communication. A notice or document placed on the Company's website shall be deemed given by the Company to a shareholder from whom the Company has obtained written confirmation referred to in paragraph (vi) of Bye-Law 165 on the day on which a notice of availability is deemed served on such shareholder; and

(iii) if served or delivered in any other manner contemplated by these Bye-Laws, shall be deemed to have been served or delivered at the time of personal service or delivery or, as the case may be, at the time of the relevant despatch, transmission or publication; and in proving such service or delivery a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board as to the fact and time of such service, delivery, despatch, transmission or publication shall be conclusive evidence thereof."

(K) 刪除現有公司細則第170條，並由下述新公司細則取代：

「170. 任何按照本文件送達之通告或其他文件，不管有關股東當時已身故或破產及不論本公司接獲其身故或破產之通知與否，均視為已就任何註冊股份(不論該股東單獨或聯同其他人士持有直至其他人士已註冊代替該股東而成為持有人或聯名持有人為止)正式送達或遞送，而就本文件而言，上述送達或遞送情況須視作該通告或其他文件已充分送達或遞送其遺產代理人及與其共同持有有關股份之所有人士(如有)。」」

(K) By deleting the existing Bye-Law 170 and substituting therefor the following new Bye-Law:

"170. Any notice or other document or delivered to any shareholder in pursuance of these presents, shall notwithstanding that such shareholder be then deceased or bankrupt and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served or delivered in respect of any registered shares whether held solely or jointly with other persons by such shareholder until some other person be registered in his stead as the holder or joint holder thereof, and such service or delivery shall for all purposes of these presents be deemed a sufficient service or delivery of such notice or other document on his personal representatives and all persons (if any) jointly interested with him in any such shares.""

承董事會命
梁思敏
公司秘書

香港，二零零二年三月十六日

By Order of the Board
LEUNG SZE MAN, ALICE
Company Secretary

Hong Kong, March 16, 2002

附註：

(1) 凡有權出席上文通告所召開之大會並於大會上投票之股東，均有權委派一位或以上之代表出席，並於投票表決時代其投票。受委代表毋須為本公司股東。

(2) 代表委任表格連同簽署人之授權書或其他授權文件(如有)或經由公證人簽署證明之授權書或授權文件副本，須於大會或其任何續會指定舉行時間最少四十八小時前送達本公司於香港之股份過戶登記分處雅柏勤證券登記有限公司，地址為香港中環干諾道中111號永安中心五樓，方為有效。

(3) 本公司將由二零零二年四月二十二日至二零零二年四月二十五日(首尾兩日包括在內)暫停辦理股份過戶登記手續。為確保獲得將在股東週年大會上批准派發之末期及特別股息(約於二零零二年五月十六日派發)，所有過戶文件連同有關股票最遲須於二零零二年四月十九日下午四時前送達本公司於香港之股份過戶登記分處雅柏勤證券登記有限公司，地址為香港中環干諾道中111號永安中心五樓，辦理登記手續。

(4) 建議股東參閱年報中的附錄 — 說明文件所載之以上通告所列之普通決議案第6(2)項及特別決議案第6(4)項之重要資料。

(5) 關於以上通告中普通決議案第6(1)及6(3)項授予本公司董事會之一般性授權，旨在使彼等可發行最多達一指定數目之股份而無須事先獲得股東大會上批准，以應付例如須在短期內完成需要發行股份之交易(例如收購事項)。董事會認為獲得該項一般性授權將對本公司有利。董事會茲表明現時並無計劃發行本公司任何新股份。

Notes:

(1) A shareholder entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead. A proxy need not be a shareholder of the Company.

(2) To be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power of attorney or authority must be deposited at the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting and any adjourned meeting.

(3) The Register of Members of the Company will be closed from April 22, 2002 to April 25, 2002, both days inclusive, during which period no transfer of shares will be registered. In order to qualify for the final and special dividends, (which will be payable on or about May 16, 2002) to be approved at the forthcoming Annual General Meeting, all transfers documents accompanied by the relevant share certificates must be lodged with the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong for registration not later than 4:00 p.m. on April 19, 2002.

(4) Shareholders are recommended to read the Appendix – Explanatory Statement to the Annual Report which contains important information concerning the ordinary resolution and the special resolution respectively set out in items 6(2) and 6(4) in the above notice.

(5) Concerning the ordinary resolutions set out in items 6(1) and 6(3) in the above notice, the purpose of the general mandate to be conferred on the directors of the Company is to enable them to issue shares up to a specified number without having to first obtain the consent of shareholders in general meeting. The need for such an issue of shares could, for example, arise in the context of a transaction (such as an acquisition) which has to be completed speedily. The directors believe that it is in the interest of the Company if such a general mandate is granted to them. The directors wish to state that they presently do not have any immediate plans to issue any new shares in the Company.

香港聯合交易所有限公司對下列資料的內容概不負責，對其準確性或完整性亦不發表任何聲明。並明確表示概不就因下列全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of the following information, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of the following information.

(I) 購回股份授權

以下說明文件乃根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)送達各股東，有關將於二零零二年四月二十五日舉行之本公司股東週年大會上提呈的一項載於股東週年大會通告內第6(2)項之普通決議案，以授予本公司董事會(「董事會」)一般性及無附帶條件授權以便在直至本公司下屆股東週年大會或在普通決議案所列明之較早期間內，隨時行使本公司之權力，以購回本公司已發行並全數繳付之股本中每股面值0.05港元之股份(「股份」)最多不超過於決議案通過當日本公司已發行股本之10%(「購回股份授權」)。

(A) 建議購回股份授權

建議董事會可行使本公司之權力，使董事會可購回之股份數目不得超過購回股份授權決議案通過之日，本公司已發行股份之10%。於二零零二年三月二十二日，即印製本年報前最後可行日期(「最後可行日期」)，本公司已發行股份數目達1,436,256,518股。據此，全面行使購回股份授權(即在購回股份授權決議案通過日，本公司已發行股份數目之10%)，可讓本公司購回股份143,625,651股。

(I) SHARE REPURCHASE MANDATE

The following is the Explanatory Statement required to be sent to shareholders under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Stock Exchange") ("Listing Rules") relating to the ordinary resolution set out in item 6(2) in the notice of annual general meeting ("Notice of AGM") to be proposed at the annual general meeting of the Company to be held on April 25, 2002 to approve a general and unconditional mandate to be given to directors of the Company ("Directors") to exercise the powers of the Company to repurchase, at any time until the next annual general meeting of the Company or such earlier period as stated in the ordinary resolution, the issued and fully paid-up shares of HK$0.05 each in the capital of the Company ("Shares") representing up to a maximum of 10 percent of the issued share capital of the Company at the date of the resolution ("Share Repurchase Mandate").

(A) Proposed Share Repurchase Mandate

It is proposed that the Directors may exercise the powers of the Company to repurchase up to 10 percent of the Shares in issue as at the date of the passing of the resolution to approve the granting to the Directors the Share Repurchase Mandate. As at March 22, 2002, being the latest practicable date prior to the printing of this annual report (the "Latest Practicable Date"), the number of Shares in issue was 1,436,256,518 Shares. Accordingly, the exercise of the Share Repurchase Mandate in full (being the repurchase of 10 percent of the Shares in issue as at the date of the passing of the resolution to approve the Share Repurchase Mandate) would enable the Company to repurchase 143,625,651 Shares.

(B) 購回原因

董事會深信倘若股東授予董事會該一般性授權於市場上購回股份，可使本公司及其股東有最佳利益。該購回只會當董事會根據市場實況及資金安排，認為購回股份可增加本公司資產淨值及/或股份盈利時，才會進行。

(B) Reasons for Repurchases

The Directors believe that it is in the best interests of the Company and its shareholders for the Directors to have a general authority from shareholders of the Company to repurchase Shares in the market. A repurchase of Shares may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and/or its earnings per Share and will only be made when the Directors believe that such repurchase will be to the benefit of the Company.

(C) 購回之資金

預期購回任何股份所需之資金，必須是依據百慕達法例及本公司組織章程大綱及細則所規定可合法用於該用途之資金。董事會建議根據購回股份授權而作出之股份購回將由本公司之內部資源或現有之銀行信貸支付。

購回股份授權倘若全面付諸實行，可能會對本公司之營運資金或負債情況有重大之不利影響（比對本公司於其截至二零零一年十二月三十一日止年度之經審核財務報表所披露之狀況而言）。董事會祇在彼等認為行使該授權並不會導致此等重大不利影響之情形下才會行使是項權力。

(C) Funding of Repurchases

Repurchases must be funded out of funds legally available for such purpose in accordance with the laws of Bermuda and the Memorandum of Association and the Bye-Laws of the Company. The Directors propose that repurchases of Shares under the Share Repurchase Mandate would be financed from the Company's internal resources or existing banking facilities.

Whilst the Share Repurchase Mandate, if exercised in full, may have a material adverse impact on the working capital or gearing position of the Company, as compared with the position disclosed in the Company's audited financial statements for the year ended December 31, 2001, the Directors expect to exercise such mandate if and to such extent only as they are satisfied that the exercise thereof will not have such a material adverse impact.

(D) 股價

過去十二個月每月在聯交所錄得之股份最高及最低價如下：

(D) Share Prices

The highest and lowest prices at which Shares have traded on the Stock Exchange in each of the previous twelve months were as follows:

		最高 Highest	最低 Lowest
		港元 HK$	港元 HK$
二零零一年三月	March 2001	4.700	3.625
二零零一年四月	April 2001	4.450	3.600
二零零一年五月	May 2001	4.875	4.050
二零零一年六月	June 2001	4.500	3.975
二零零一年七月	July 2001	4.475	3.600
二零零一年八月	August 2001	4.500	3.750
二零零一年九月	September 2001	3.875	2.825
二零零一年十月	October 2001	3.825	3.075
二零零一年十一月	November 2001	4.025	3.125
二零零一年十二月	December 2001	3.700	3.275
二零零二年一月	January 2002	3.925	3.350
二零零二年二月	February 2002	4.200	3.475

(E) 一般資料

若股東批准購回股份授權予董事會，董事會或(在董事會作出一切合理查詢後確知)其任何關連人士現概無有意將股份售予本公司。

董事會已向聯交所保證將根據上市規則、百慕達法例及本公司組織章程大綱及細則，按照購回股份授權而行使本公司購回股份之權力。

(E) General Information

There are no Directors or (to the best of the knowledge of the Directors, having made all reasonable enquiries) any associates of Directors who have a present intention to sell Shares to the Company in the event that the Share Repurchase Mandate is granted by shareholders.

The Directors have undertaken to the Stock Exchange to exercise the powers of the Company to make repurchases pursuant to the Share Repurchase Mandate in accordance with the Listing Rules, the laws of Bermuda and the Memorandum of Association and Bye-Laws of the Company.

於最後可行日期，本公司根據證券(披露權益)條例第16(1)條規定存置之登記冊內之記錄，擁有本公司已發行股本10%或以上權益之股東如下：

As at the Latest Practicable Date, according to the register kept by the Company under Section 16(1) of the Securities (Disclosure of Interests) Ordinance, the shareholder who was interested in 10 percent or more of the issued share capital of the Company was as follows:

股東 **Shareholder**	股份數目 **No. of Shares**	佔已發行股本百分率 **Percentage of issued share capital**
Aberdeen Asset Management Asia Limited	148,107,000	10.31%

根據該持股量及倘董事根據購回股份授權悉數行使其權力，則Aberdeen Asset Management Asia Limited之持股量(倘現有持股量保持不變)將增加至本公司屆時已減少之發行股本約11.46%。董事並不察覺如因本公司購回股份後，會根據香港公司收購及合併守則引起任何後果。

Based on the above shareholding and in the event that the Directors exercised in full the power to repurchase Shares under the Share Repurchase Mandate, then (if the present shareholding otherwise remained the same) the shareholding of Aberdeen Asset Management Asia Limited would be increased to approximately 11.46 percent of the reduced issued share capital of the Company. The Directors are not aware of any consequences which would arise under the Hong Kong Code on Takeovers and Mergers as a consequence of any repurchases by the Company of the Shares.

倘若股東批准購回股份授權，本公司之有關連人士(按上市規則定義)現時並無表示有意將股份售予本公司，而所述人士亦無承諾不會將任何該股份售予本公司。

No connected persons of the Company (as defined in the Listing Rules) have notified the Company of a present intention to sell Shares to the Company and no such persons have undertaken not to sell any such Shares to the Company in the event that the Share Repurchase Mandate is granted by shareholders.

於最後可行日期前六個月內，本公司並無購回任何股份。

During the six months prior to the Latest Practicable Date, the Company had not repurchased any Shares.

(II) 更改本公司細則

由於上市規則於二零零二年二月十五日作出修訂，准許上市公司在修訂其公司章程細則或同類文件之有關部分後，可用電子方式向股東發送公司通訊(主要是中期報告及年報、上市文件、通函及會議通告等)。為使本公司日後能夠運用電子方式發送公司通訊，董事會建議把本公司的細則作出載於股東週年大會通告中特別決議案第6(4)項之修訂，同時亦對本公司細則作出其他更新。

(II) AMENDMENTS TO THE BYE-LAWS OF THE COMPANY

Due to the amendments to Listing Rules with effect from February 15, 2002, listed companies are allowed to send corporate communications, principally interim and annual reports, listing documents, circulars and notice of meetings, to shareholders through electronic means, subject to listed companies' amendments of the articles or equivalent document. In order to enable the Company to despatch its corporate communications using electronic means in future, the Directors of the Company proposed to amend the Bye-Laws of the Company in this respect together with certain updates of the Bye-Laws of the Company in the manner set out in the special resolution under item 6(4) of the Notice of AGM.

GIORDANO

www.giordano.com.hk
5th Floor Tin On Industrial Building
777-779 Cheung Sha Wan Road
Kowloon
Hong Kong